9/2.

08004730

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Billabong Int'l Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

SEP 05 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 34921 FISCAL YEAR 6-30-08

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/4/08

Information Submitted Pursuant to Ex[illegible]ge Act Rule 12g3-2(b)(1)(i)

BILLABONG INTERNATIONAL LIMITED (BBG)

082-34921

Document / Information Submitted	Date Issued	Required By
Appendix 3B – issue of shares upon exercise of options	08/08/2008	ASX
Form 484 Change to Company Details	08/08/2008	ASIC
Billabong Acquisition of DaKine	22/08/2008	ASX
Appendix 4E – Preliminary Final Report	22/08/2008	ASX
Billabong Full Year Results to 30 June 2008 – Media Release	22/08/2008	ASX
Billabong Full Financial Report – 2007/08	22/08/2008	ASX
Billabong CEO and CFO Address	22/08/2008	ASX

6-30-08
AA/S

9
Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,846
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,846 @ $7.99 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 August 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	207,437,563	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	NIL (Balance Expired Unexercised)	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		11,588	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now : In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 8 August 2008

Print name: MARIA MANNING
Company Secretary

== == == == ==

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
32760498

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MARIA MANNING

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MARIA MANNING

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
0 8 / 0 8 / 0 8
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	4,846	$7.99	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 8 / 0 8 / 0 8
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		207,437,563	$316,168,845	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
0 8 / 0 8 / 0 8

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Billabong International Limited

ABN 17 084 923 946

ASX ANNOUNCEMENT









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

BILLABONG TO ACQUIRE DAKINE

GOLD COAST, 22 August 2008: Billabong International Limited today announced it has entered into an agreement to acquire the business of DaKine Hawaii, Inc, a leader in the premium accessories category within the surf, skate, snow and windsurf markets.

DaKine was founded in 1979 in Hawaii by Rob Kaplan and is currently based in Hood River, Oregon, one of the premier action sports venues in North America. The brand has developed a strong reputation as the global action sports industry's leading provider of specialised backpacks and technical accessories with an excellent historical growth profile.

Billabong International Limited Chief Executive Officer Derek O'Neill said the inclusion of a complementary, authentic and internationally proven boardsports brand added further depth to the Group.

"DaKine is well established within the boardsports sector and it is a brand that has built its reputation on the quality and reliability of its technical range," said Mr O'Neill.

"It has built a strong sales base in North America and a growing sales base in several international territories, making it a powerful addition to the Group."

Billabong North America General Manager Paul Naude said DaKine had particular strength in the ocean boardsports sector and had a 20-year history in the snow category with a strong offering in backpacks, bags, gloves and accessories.

"DaKine is a brand that leads the boardsports backpack category, excels in the surf accessories market in the ultimate testing ground of Hawaii and has excellent penetration in winter product categories including snow gloves," said Mr Naude.

"It is a brand that has focused on function over fashion and this has endeared it to active boardsports participants."

DaKine founder Rob Kaplan said the sale presented synergies for both businesses and he welcomed the additional infrastructure Billabong offered to support future growth.

"Billabong and ourselves have both determined that each of us has complementary skills and strengths and together we have a compelling authentic offer," said Mr Kaplan.

Rob Kaplan will remain integrally involved as a key member of the DaKine management team and will be based in the brand's regional office in Maui, Hawaii. All employees, along with the current management team, are being retained and will remain in the brand's head office in Oregon.

The purchase is subject to several conditions, including US regulatory approval under the Hart-Scott-Rodino Anti Trust Improvement Act. It is anticipated the acquisition will be completed by 1 October 2008, subject to the aforementioned conditions being satisfied.

The purchase price comprises initial consideration estimated at US$99.9 million, to be funded from existing borrowing facilities, and deferred consideration estimated at a minimum of US$33.3 million, subject to an audit of the normalised EBITDA for the year ending 31 December 2008. The final amount of the deferred consideration, due in the second half of calendar year 2012, is subject to the future performance of the business and certain management retention conditions.

DaKine is expected to contribute approximately 4% of Billabong International Limited's Group sales in the 2008-09 financial year and is expected to be earnings per share positive in year one.

MARIA MANNING
COMPANY SECRETARY

Contents
Billabong International Limited
Preliminary Final Report

APPENDIX 4E 1

PRELIMINARY FINAL REPORT 1

Results for announcement to the market 1
Consolidated income statement 2
Consolidated balance sheet 3
Consolidated statement of changes in equity 4
Consolidated cash flow statement 5
Note to the financial report 6
Consolidated retained profits 9
Earnings per security (EPS) 9
NTA backing 9
Dividend payable 9
Dividend reinvestment plan 10
Total dividend per security (interim plus final) 10
Final dividend on all securities 10
Control gained over entities having material effect 10
Loss of control of entities having material effect 10
Details of associates and joint venture entities 10

COMMENTS ON THE RESULTS 11

COMPLIANCE STATEMENT 14

Appendix 4E

Preliminary final report

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

Financial year ended

30 JUNE 2008

Comparative Financial year ended

30 JUNE 2007

Results for announcement to the market

Results				$A'000
Revenues from continuing operations	Up	10.1%	to	1,354,419
Profit from ordinary activities after tax attributable to members	Up	5.5%	to	176,380
Net profit for the period attributable to members	Up	5.5%	to	176,380

Dividends	Amount per security	Franked amount per security
Current period – 2008		
Final dividend – payable on 24 October 2008	28.5¢	28.5¢
Interim dividend – paid on 11 April 2008	27.0¢	27.0¢
Previous corresponding period – 2007		
Final dividend – payable on 16 October 2007	27.0¢	27.0¢
Interim dividend – paid on 10 April 2007	23.5¢	23.5¢

The Record date for determining entitlements to the final 2008 dividend is 26 September 2008.

Brief explanation of any of the figures reported above:

Profit after tax for the year ended 30 June 2008 was $176.4 million, an increase of 12.6% in constant currency terms (5.5% in reported terms) over the 2006-07 year (the prior year). Ignoring certain one-off tax benefits ($7.8 million) in the prior year, underlying constant currency profit after tax growth was strong at 18.5%.

Consolidated income statement

	Consolidated	
	2008	2007
	$'000	$'000
Revenue from continuing operations	1,354,419	1,230,513
Cost of goods sold	(608,040)	(570,979)
Other income	---	671
Selling, general and administrative expenses	(399,411)	(355,483)
Other expenses	(76,420)	(63,422)
Finance costs	(24,986)	(19,486)
Profit before income tax	245,562	221,814
Income tax expense	(69,293)	(54,207)
Profit for the year	176,269	167,607
Loss/(Profit) attributable to minority interest	111	(359)
Profit attributable to members of Billabong International Limited	176,380	167,248
Earnings per security for profit attributable to the ordinary equity holders of the Company	Cents	Cents
Basic earnings per security	85.7	81.2
Diluted earnings per security	85.1	80.7

Consolidated balance sheet

	Consolidated	
	2008	2007
	$'000	$'000
ASSETS		
Current assets		
Cash and cash equivalents	128,477	113,212
Trade and other receivables	302,680	274,369
Inventories	209,701	171,833
Current tax receivables	8,106	---
Other	18,559	14,104
Total current assets	667,523	573,518
Non-current assets		
Receivables	7,677	12,875
Property, plant and equipment	134,120	106,991
Intangible assets	800,897	660,104
Deferred tax assets	12,008	35,371
Other	3,236	1,719
Total non-current assets	957,938	817,060
Total assets	1,625,461	1,390,578
LIABILITIES		
Current liabilities		
Trade and other payables	193,922	152,226
Borrowings	11,895	6,791
Current tax liabilities	---	2,420
Provisions	11,285	10,836
Total current liabilities	217,102	172,273
Non-current liabilities		
Borrowings	471,411	360,565
Deferred tax liabilities	55,223	78,727
Provisions and other payables	10,475	4,575
Deferred payment	76,147	14,755
Total non-current liabilities	613,256	458,622
Total liabilities	830,358	630,895
Net assets	795,103	759,683
EQUITY		
Contributed equity	316,317	316,174
Treasury shares	(24,896)	(19,708)
Option reserve	6,995	9,363
Other reserves	(41,441)	(21,940)
Retained profits	538,128	473,762
Parent entity interest	795,103	757,651
Minority interest	---	2,032
Total equity	795,103	759,683

Consolidated statement of changes in equity

	Consolidated 2008 $'000	Consolidated 2007 $'000
Total equity at the beginning of the financial year	759,683	712,123
Cash flow hedge reserve movement, net of tax	(1,240)	(2,341)
Exchange differences on translation of foreign operations	(7,931)	(21,476)
Net investment hedge	(10,330)	1,258
Net (expense)/income recognised directly in equity	(19,501)	(22,559)
Profit for the year	176,269	167,607
Total recognised income for the year	156,768	145,048
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	143	2,646
Dividends paid	(112,014)	(97,435)
Treasury shares purchased by employee share plan trusts	(10,751)	(7,726)
Option reserve in respect of employee share plan	3,195	5,027
Acquisition of subsidiary minority interest	(1,921)	—
	(121,348)	(97,488)
Total equity at the end of the financial year	795,103	759,683
Total recognised income and expense for the year is attributable to:		
Members of Billabong International Limited	156,879	144,689
Minority interest	(111)	359
	156,768	145,048

Consolidated cash flow statement

	Consolidated	
	2008	2007
	$'000	$'000
Cash flows from operating activities		
Receipts from customers (inclusive of GST)	1,340,297	1,185,739
Payments to suppliers and employees (inclusive of GST)	(1,108,720)	(988,119)
	231,577	197,620
Interest received	4,310	3,547
Other revenue	3,727	3,137
Finance costs	(25,305)	(17,087)
Income taxes paid	(61,102)	(96,008)
Net cash inflow from operating activities	153,207	91,209
Cash flows from investing activities		
Payments for purchase of subsidiaries and businesses, net of cash acquired	(90,688)	(22,604)
Payments for property, plant and equipment	(54,688)	(39,179)
Payments for intangible assets	(3,221)	(12,061)
Proceeds from sale of property, plant and equipment	1,730	382
Net cash outflow from investing activities	(146,867)	(73,462)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	143	2,646
Payments for treasury shares held by employee share plan trusts	(10,751)	(7,726)
Proceeds from borrowings	338,327	285,416
Repayment of borrowings	(197,079)	(148,587)
Dividends paid	(112,014)	(97,435)
Net cash inflow from financing activities	18,626	34,314
Net increase in cash and cash equivalents	24,966	52,061
Cash and cash equivalents at the beginning of the year	113,212	67,855
Effects of exchange rate changes on cash and cash equivalents	(12,326)	(6,704)
Cash and cash equivalents at the end of the year	125,852 *	113,212

* The above figure is net of bank overdrafts. To reconcile to cash at the end of the financial year as shown in the consolidated balance sheet the above figure should be grossed up by $2.6 million.

Note to the financial report

This Preliminary Final Report does not include all the notes of the type normally included in a Full Financial Report. Accordingly it is to be read in conjunction with the Full Financial Report for the year ended 30 June 2008.

Note 1. Business combinations

2008

(a) Summary of acquisitions

On 1 July 2007 GSM Trading (South Africa) Pty Ltd and GSM Manufacturing (South Africa) (Proprietary) Limited acquired the assets and certain liabilities of Billabong South Africa (Proprietary) Limited, Kustom and Palmers Surf (Proprietary) Limited, Country Feeling CC, Element Skateboards South Africa CC and Von Zipper South Africa CC.

On 1 September 2007 Xcel International, Inc and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Xcel Hawaii, Inc., KEM Hawaii Incorporated and MKD Wetsuits, Inc.

On 1 November 2007 GSM Trading (South Africa) Pty Ltd acquired the assets and certain liabilities of Country Feeling Shops CC, Magnatubes CC, Mimosa Surf Shop CC, Woodlands Surf Shop CC, Stellenbosch Surf Shop CC, Garden Route Surf Shop CC and Stamford Hill Surf Shop CC.

On 11 December 2007 GSM (Operations) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Tiger Lily Swimwear Pty Ltd.

On 15 May 2008 GSM (Operations) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Kirra Surf Pty Ltd, IP4K Pty Ltd, IP4L Pty Ltd and Local Knowledge (Aust) Pty Ltd.

On 1 June 2008 GSM Investments Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Grant Retail Corporation, BTS Retail, LLC, BHS Retail Associates, LLC, Quiet Flight Surf Shop, Inc, The Leasure Group, Inc., N.S.B. Quiet Flight, Inc., Amy Retail, LLC and A.C. Leasure, Inc.

The acquired businesses contributed revenues of $60.1 million and net profit after tax of $7.1 million to the Group for the period from acquisition to 30 June 2008.

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	90,606
Estimated cash payable	8,851
Estimated deferred payment	18,577
Direct costs paid and payable relating to the acquisitions	2,416
Total purchase consideration	120,450
Fair value of net identifiable assets acquired	28,133
Goodwill	92,317

Note to the financial report

Note 1. Business combinations (continued)

The goodwill is attributable to the high profitability of the acquired businesses and synergies expected to arise after the acquisition of the businesses.

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	1,903	1,903
Trade receivables	8,565	8,443
Inventory	13,079	12,721
Plant and Equipment	6,814	6,814
Prepayments	1,134	1,134
Deferred tax asset	---	24
Employee entitlements	(257)	(284)
Trade and other payables	(10,033)	(10,033)
Deferred tax liability	---	(326)
Identifiable intangible assets	---	7,737
Net identifiable assets acquired	21,205	28,133

In regards to the 'Billabong South Africa (Proprietary) Limited, Kustom and Palmers Surf (Proprietary) Limited, Country Feeling CC, Element Skateboards South Africa CC and Von Zipper South Africa CC', 'Xcel Hawaii, Inc., KEM Hawaii Incorporated and MKD Wetsuits, Inc' and 'Grant Retail Corporation, BTS Retail, LLC, BHS Retail Associates, LLC, Quiet Flight Surf Shop, Inc, The Leasure Group, Inc., N.S.B. Quiet Flight, Inc., Amy Retail, LLC and A.C. Leasure, Inc' acquisitions, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

The 'Tiger Lily Swimwear Pty Ltd' acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2007. The one significant adjustment to the provisional values disclosed in the interim financial report relates to the recognition of the intangible asset relating to the Tigerlily brand name which at acquisition date is considered to have a carrying value of $3.6 million.

If the acquisitions had occurred on 1 July 2007, consolidated revenue and consolidated net profit after tax for the year ended 30 June 2008 would have been $1,410.0 million and $179.7 million respectively.

Other
The non-current deferred payment payable of $76.1 million relates to the Nixon, Xcel and South Africa licensee acquisitions (2007: $14.8m relates to Nixon). Included in 'trade and other payables' is deferred payment payable of $10.4 million relating to Amazon and Quiet Flight (2007: nil).

Note to the financial report

Note 1. Business combinations (continued)

2007

(a) Summary of acquisition

On 1 November 2006 Amazon (New Zealand) Pty Ltd (previously Billabong New Zealand Pty Ltd) acquired the assets and certain liabilities of Amazon Group Limited. The acquired business contributed revenues of $19.4 million and net profit after tax of $1.9 million to the Group for the period from 1 November 2006 to 30 June 2007.

Details of the aggregated fair value of the assets and liabilities related to this acquisition are as follows:

	$'000
Purchase consideration:	
Cash paid	22,380
Direct costs relating to the acquisition	233
Total purchase consideration	22,613
Fair value of net identifiable assets acquired	14,899
Goodwill	7,714

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the business.

(b) Assets and liabilities acquired

The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	9	9
Inventory	9,874	9,874
Plant and equipment	3,951	3,951
Prepayments	80	80
Employee entitlements	(147)	(147)
Other liabilities	(68)	(68)
Identifiable intangible asset	---	1,200
Net identifiable assets acquired	13,699	14,899

The acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2006. The one adjustment to the provisional values disclosed in the interim financial report relates to the recognition of the intangible asset relating to the Amazon brand name which at acquisition date is considered to have a carrying value of NZD$1.38 million or AUD$1.2 million.

Note to the financial report

Note 1. Business combinations (continued)

In regards to the Amazon Group Limited acquisition, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

If the acquisition had occurred on 1 July 2006, consolidated revenue and consolidated profit after tax for the year ended 30 June 2007 would have been $1,240.4 million and $167.8 million respectively.

Consolidated retained profits	**2008 $'000**	2007 $'000
Retained profits at the beginning of the financial period	473,762	403,949
Net profit attributable to members	176,380	167,248
Net transfers to and from reserves	---	---
Net effect of changes in accounting policies	---	---
Dividends and other equity distributions paid or payable	(112,014)	(97,435)
Retained profits at end of financial period	538,128	473,762

Earnings per security (EPS)	**2008**	2007
Basic EPS	85.7 cents	81.2 cents
Diluted EPS	85.1 cents	80.7 cents
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	205,753,609	205,859,969

NTA backing	**2008**	2007
Net tangible asset backing per ordinary security	($0.03)	$0.48

Dividend payable

The final 2008 dividend is payable on 24 October 2008.

Dividend reinvestment plan

The Directors have approved the introduction of a dividend reinvestment plan to be implemented ahead of the final dividend to be paid on 24 October 2008. Billabong International Limited is providing this facility as an additional option available to shareholders and in response to requests from the Company's shareholders. Further details in relation to the dividend reinvestment plan will be communicated to shareholders shortly.

Total dividend per security (interim *plus* final)

	2008	2007
Ordinary securities	55.5¢	50.5¢

Final dividend on all securities

	2008 $'000	2007 $'000
Total	59,120	56,003

Control gained over entities having material effect

Name of entity (or group of entities)	NIL

Loss of control of entities having material effect

Name of entity (or group of entities)	NIL

Details of associates and joint venture entities

Name of entity (or group of entities)	NIL

Comments on the results

A summary of consolidated revenues and results by significant geographical segments is set out below:

Segment	**Segment revenues**		**Segment EBITDA***	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Australasia	412,693	353,628	110,081	93,223
Americas	620,487	604,567	112,013	111,948
Europe	314,438	264,716	68,004	50,310
Third party royalties	1,853	3,601	1,853	3,601
	1,349,471	1,226,512	291,951	259,082
Less: Net interest expense			(19,174)	(15,490)
Depreciation and amortisation			(27,215)	(21,778)
Profit from continuing operations before income tax expense			245,562	221,814
Income tax expense			(69,293)	(54,207)
Profit from continuing operations after income tax expense			176,269	167,607
Loss/(Profit) attributable to minority interest			111	(359)
Profit attributable to members of Billabong International Limited			176,380	167,248

* Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of head office corporate overhead costs (including international advertising and promotion costs).

Comments on the operations and the results of those operations are set out below:

Consolidated Result
Profit after tax for the year ended 30 June 2008 was $176.4 million, an increase of 12.6% in constant currency terms (5.5% in reported terms) over the 2006-07 year (the prior year). Ignoring certain one-off tax benefits ($7.8 million) in the prior year, underlying constant currency profit after tax growth was strong at 18.5%.

Reported profit after tax was significantly impacted by a strong appreciation in the AUD against the USD, with an average full-year rate of US89.6 cents compared to the prior average full-year rate of US78.4 cents, and to a lesser extent an appreciation in the AUD against the Euro.

Sales revenue of $1,347.6 million, excluding third party royalties, represented an increase of 17.6% in constant currency terms (10.2% in reported terms) over the prior year. At a segment level, in constant currency terms, sales revenue in Australasia increased 18.1%, the Americas increased 16.1% and Europe increased 20.3% over the prior year.

Consolidated gross margins remained strong and strengthened to 54.9% compared to the prior year's 53.3%.

EBITDA increased to $292.0 million, an increase of 19.9% in constant currency terms (12.7% in reported terms) over the prior year. The Europe segment was a highlight, with EBITDA growth of 36.7%, in constant currency terms.

The consolidated EBITDA margin of 21.7% increased by 0.5% compared to that of the prior year of 21.2%, principally due to segment mix with strong EBITDA growth and improving

Comments on the results (continued)

margins in Europe, and to a lesser degree Australasia, partially offset by slightly lower margins in the Americas.

Australasia
Compared with the prior year in constant currency terms, Australasian sales revenue was up 18.1% to $412.7 million and EBITDA increased by 17.5% to $110.1 million. EBITDA margins were slightly higher at 26.7% compared to 26.4% in the prior year, reflecting the segment's changing regional mix, a full twelve months of the Amazon retail business and the first time inclusion of sales from South Africa.

In AUD terms, sales revenue in Australasia increased 16.7% to $412.7 million and EBITDA increased 18.1% to $110.1 million.

Sales revenue growth in local currencies was particularly strong in New Zealand, Japan and Asia, with the latter territory delivering strong EBITDA growth following a period of investment.

Americas
Compared with the prior year, sales revenue increased 16.1% to US$557.1 million (up from US$479.7 million) and EBITDA rose 16.0% to US$100.8 million (up from US$86.7 million). EBITDA margins were slightly lower at 18.1% compared to 18.5% in the prior year, partially due to growing contributions from the lower margin South American business.

In AUD terms, sales revenue in the Americas increased 2.6% to $620.5 million and EBITDA of $112.0 million was 0.1% higher than the prior year.

Strong double digit sales revenue growth in constant currency terms was achieved in all regions of the Americas.

Europe
Compared with the prior year, sales revenue increased 20.3% to €191.0 million (up from €158.8 million) and EBITDA rose 36.7% to €41.2 million (up from €30.2 million). EBITDA margins lifted to 21.6% up from 19.0% in the prior year, driven by a combination of operational synergies and product purchasing benefits due to the stronger Euro against the USD.

In AUD terms, sales revenue in Europe was $314.4 million, an 18.8% increase and EBITDA showed strong growth of 35.2% to $68.0 million.

Italy and Germany both recorded strong double digit sales revenue growth, while trading conditions in the United Kingdom remained difficult.

Europe's strong sales revenue and EBITDA result demonstrates continued strong business performance and positions the region well for 2009.

Net Interest Expense
Net interest expense growth of 23.8% was driven by the capital expenditure requirements for acquisitions and organic retail store expansion, together with increased working capital requirements to support both organic growth as well as acquired businesses.

Depreciation and Amortisation Expense
Depreciation and amortisation expense growth of 25.0% was principally driven by both acquisitions and retail store expansion.

Comments on the results (continued)

Income Tax Expense

The income tax expense for the year ended 30 June 2008 is $69.3 million (2007: $54.2 million), an effective rate of tax of 28.2% (2007: 24.4%).

The following one-off items had a significant impact in determining the prior year's income tax expense for the Group:

(a) Intra-group royalties – as part of a continuing comprehensive review the Group has made a number of changes to its intra-group royalties. In relation to royalties received from the USA a bilateral Advanced Pricing Agreement (APA) has been entered into with both the Australian Tax Office (ATO) and the United States Internal Revenue Service (US IRS) covering the period 1 July 2005 to 30 June 2010. A similar process is underway with the French Taxation Authority (FTA) in France. The total tax benefit that was recognised in the financial year ended 30 June 2007 was $10.8 million. Of the total tax benefit, $7.5 million related to the 30 June 2007 financial year ($4.8 million in respect of North America; $2.7 million in respect of Europe) and $3.3 million (all in respect of North America) related to the 30 June 2006 financial year;

(b) Timing of recognition of royalty income – a revision of the Group's method for recognising royalty income earned for income tax purposes from a cash to accruals basis resulted in a non-recurring benefit of $4.5 million in the 30 June 2007 financial year. This benefit has been fully recognised in the 30 June 2007 financial year.

Excluding all non-recurring ($4.5 million) and prior year ($3.3 million) taxation benefits mentioned above, the Group's effective tax rate would have been 28.0% for the financial year ended 30 June 2007.

Consolidated Balance Sheet, Cash Flow Items and Capital Expenditure

Working capital (including factored receivables) at $339.7 million increased 19.7% over the prior year compared to revenue growth of 17.6% in constant currency terms, in part reflecting the impact of the acquisitions made by the Group.

Cash flow from operations of $153.2 million represents a 68.0% increase over the prior year period driven by both higher net cash receipts and the timing of income tax payments in the prior year. Net cash receipts of $231.6 million are 17.2% higher than the prior year period.

Capital expenditure of $146.9 million was in accordance with expectations and includes the acquisitions of Billabong's licensee in South Africa, Xcel Wetsuits, Tigerlily and Quiet Flight, together with general investment in owned retail globally.

Net debt increased to $354.8 million, but is still relatively low at a debt to debt plus equity ratio of 30.9% and interest cover of 11.1 times.

Compliance statement

This preliminary final report is based on accounts which have been audited. The audit report, which was unqualified, will be made available with the Company's annual report.

Signed: .... Date: 22 August 2008

Derek O'Neill
Chief Executive Officer

Billabong
International
Limited

ABN 17 084 923 946

ASX ANNOUNCEMENT



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

BILLABONG INTERNATIONAL LIMITED
RESULTS FOR THE FINANCIAL YEAR TO 30 JUNE 2008

Highlights:

- 18% Group sales revenue growth in constant currency terms
- 13% Group net profit after tax growth in constant currency terms
- 10% full year dividend growth

GOLD COAST, 22 AUGUST 2008: Billabong International Limited today announced a net profit after tax (NPAT) of $176.4 million for the financial year to 30 June 2008.

The result is up 12.6% in constant currency terms and 5.5% in reported terms, the difference predominantly reflecting the strength of the Australian dollar against the United States dollar. Underlying NPAT in constant currency terms, when excluding the prior year's one-off tax benefits of $7.8 million, lifted an impressive 18.5%.

Group sales revenue for the year lifted 17.6% in constant currency terms, or 10.2% in reported terms, to $1.35 billion. In constant currency terms, full year sales revenue in the Americas was up 16.1%, Europe was up 20.3% and Australasia was up 18.1%. EBITDA of $292.0 million was up 19.9% in constant currency terms, or 12.7% in reported terms, earnings per share of 85.7 cents per share increased 5.5% and Group EBITDA margins lifted to 21.7% (from 21.2%).

Billabong Chief Executive Officer Derek O'Neill said the result reflected the strength of the Company's brands and products.

> "To deliver underlying NPAT growth of 18.5% is a very pleasing result in any climate, let alone in the prevailing economic conditions," said Mr O'Neill.
>
> "This again demonstrates the resilience of our business model and the heightened global demand for the Group's brands.
>
> "The second half in isolation was a highlight. In constant currency terms, sales revenue in the Americas grew 18.6%, sales revenue in Europe grew 20.8% and sales revenue in Australasia grew 19.8%, with even stronger Group EBITDA growth of 28.5% on the back of good demand for each of the Group's brands.
>
> "We continue to build and shape this business to achieve solid growth into the future and this latest result again demonstrates our Group's capacity to execute on this strategy."

Mr O'Neill said he remained confident in the Group's prospects for the 2008-09 financial year, with good growth evident in the early forward orders in the US and Europe and more moderate growth in Australasia.

> "While there is understandable caution among retailers the world over, we remain confident that our multi-brand, multi-region business model will deliver healthy growth and our forward orders support this view," he said.

"That said, short-term forecasting is getting more difficult given major fluctuations in currencies and volatile economic conditions. However, based on existing market conditions and assuming current exchange rates, in particular an AUD/USD exchange rate of approximately US88 cents and an AUD/Euro exchange rate of approximately €59 cents, the Group expects to deliver full year EPS growth in the range of 8% to 12% in the 2008-09 financial year."

Directors declared a fully franked final ordinary dividend of 28.5 cents a share. This takes the full year dividend to 55.5 cents, an increase of approximately 10% on the prior year. As flagged at the half year result in February 2008, the continued strong growth of the Group's international business, combined with likely increased dividends in the future, will result in future dividends being partially unfranked.

The Company also announced the introduction of a dividend reinvestment plan ahead of the payment of the final dividend on 24 October 2008.

MARIA MANNING
COMPANY SECRETARY

Billabong International Limited

ABN 17 084 923 946

Contents

	Page
Directors' report	2
Auditor's independence declaration	24
Corporate governance statement	25
Financial report	31
Directors' declaration	104
Independent auditor's report to the members	105
Shareholder information	107
Corporate directory	Inside front cover
Group operating centres	Inside back cover

: : FULL FINANCIAL REPORT 2007 - 08

Your Directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of Billabong International Limited (the Company) and the entities it controlled at the end of, or during, the year ended 30 June 2008.

Directors
The following persons were Directors of Billabong International Limited during the whole of the financial year and up to the date of this report:

E.T. Kunkel
D. O'Neill
M.A. Jackson
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull

A.G. Froggatt was appointed a Director on 21 February 2008 and continues in office at the date of this report.

Principal activities
During the year the principal continuing activities of the Group consisted of the wholesaling and retailing of surf, skate and snow apparel and accessories, and the licensing of the Group trademarks to specified regions of the world.

Dividends – Billabong International Limited
Dividends paid to members during the financial year were as follows:

	$'000
• Final ordinary fully franked dividend for the year ended 30 June 2007 of 27.0 cents per fully paid share paid on 16 October 2007	56,007
• Interim ordinary fully franked dividend for the year ended 30 June 2008 of 27.0 cents per fully paid share paid on 11 April 2008	56,007
	112,014

In addition to the above dividends, since the end of the financial year the Directors have recommended the payment of a final ordinary fully franked dividend of $59.1 million (28.5 cents per fully paid share) to be paid on 24 October 2008 out of retained profits at 30 June 2008. Given the strong growth of the Group's international business, combined with likely increased dividends in the future, it is expected that future dividends beyond the final dividend for the year ended 30 June 2008 will be partially unfranked.

The Directors have also approved the introduction of a dividend reinvestment plan to be implemented ahead of the final dividend to be paid on 24 October 2008. The Company is providing this facility as an additional option available to shareholders and in response to requests from the Company's shareholders. Further details in relation to the dividend reinvestment plan will be communicated to shareholders shortly.

Review of operations
A summary of consolidated revenues and results by significant geographical segments is set out below:

Segment	**Segment revenues**		**Segment EBITDA***	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Australasia	412,693	353,628	110,081	93,223
Americas	620,487	604,567	112,013	111,948
Europe	314,438	264,716	68,004	50,310
Third party royalties	1,853	3,601	1,853	3,601
	1,349,471	1,226,512	291,951	259,082
Less: Net interest expense			(19,174)	(15,490)
Depreciation and amortisation			(27,215)	(21,778)
Profit from continuing operations before income tax expense			245,562	221,814
Income tax expense			(69,293)	(54,207)
Profit from continuing operations after income tax expense			176,269	167,607
Loss/(Profit) attributable to minority interest			111	(359)
Profit attributable to members of Billabong International Limited			176,380	167,248

Review of operations (continued)

* Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of head office corporate overhead costs (including international advertising and promotion costs).

Comments on the operations and the results of those operations are set out below:

Consolidated Result
Profit after tax for the year ended 30 June 2008 was $176.4 million, an increase of 12.6% in constant currency terms (5.5% in reported terms) over the 2006-07 year (the prior year). Ignoring certain one-off tax benefits ($7.8 million) in the prior year, underlying constant currency profit after tax growth was strong at 18.5%.

Reported profit after tax was significantly impacted by a strong appreciation in the AUD against the USD, with an average full-year rate of US89.6 cents compared to the prior average full-year rate of US78.4 cents, and to a lesser extent an appreciation in the AUD against the Euro.

Sales revenue of $1,347.6 million, excluding third party royalties, represented an increase of 17.6% in constant currency terms (10.2% in reported terms) over the prior year. At a segment level, in constant currency terms, sales revenue in Australasia increased 18.1%, the Americas increased 16.1% and Europe increased 20.3% over the prior year.

Consolidated gross margins remained strong and strengthened to 54.9% compared to the prior year's 53.3%.

EBITDA increased to $292.0 million, an increase of 19.9% in constant currency terms (12.7% in reported terms) over the prior year. The Europe segment was a highlight, with EBITDA growth of 36.7%, in constant currency terms.

The consolidated EBITDA margin of 21.7% increased by 0.5% compared to that of the prior year of 21.2%, principally due to segment mix with strong EBITDA growth and improving margins in Europe, and to a lesser degree Australasia, partially offset by slightly lower margins in the Americas.

Australasia
Compared with the prior year in constant currency terms, Australasian sales revenue was up 18.1% to $412.7 million and EBITDA increased by 17.5% to $110.1 million. EBITDA margins were slightly higher at 26.7% compared to 26.4% in the prior year, reflecting the segment's changing regional mix, a full twelve months of the Amazon retail business and the first time inclusion of sales from South Africa.

In AUD terms, sales revenue in Australasia increased 16.7% to $412.7 million and EBITDA increased 18.1% to $110.1 million.

Sales revenue growth in local currencies was particularly strong in New Zealand, Japan and Asia, with the latter territory delivering strong EBITDA growth following a period of investment.

Americas
Compared with the prior year, sales revenue increased 16.1% to US$557.1 million (up from US$479.7 million) and EBITDA rose 16.0% to US$100.8 million (up from US$86.7 million). EBITDA margins were slightly lower at 18.1% compared to 18.5% in the prior year, partially due to growing contributions from the lower margin South American business.

In AUD terms, sales revenue in the Americas increased 2.6% to $620.5 million and EBITDA of $112.0 million was 0.1% higher than the prior year.

Strong double digit sales revenue growth in constant currency terms was achieved in all regions of the Americas.

Europe
Compared with the prior year, sales revenue increased 20.3% to €191.0 million (up from €158.8 million) and EBITDA rose 36.7% to €41.2 million (up from €30.2 million). EBITDA margins lifted to 21.6% up from 19.0% in the prior year, driven by a combination of operational synergies and product purchasing benefits due to the stronger Euro against the USD.

In AUD terms, sales revenue in Europe was $314.4 million, an 18.8% increase and EBITDA showed strong growth of 35.2% to $68.0 million.

Italy and Germany both recorded strong double digit sales revenue growth, while trading conditions in the United Kingdom remained difficult.

Review of operations (continued)

Europe's strong sales revenue and EBITDA result demonstrates continued strong business performance and positions the region well for 2009.

Net Interest Expense
Net interest expense growth of 23.8% was driven by the capital expenditure requirements for acquisitions and organic retail store expansion, together with increased working capital requirements to support both organic growth as well as acquired businesses.

Depreciation and Amortisation Expense
Depreciation and amortisation expense growth of 25.0% was principally driven by both acquisitions and retail store expansion.

Income Tax Expense
The income tax expense for the year ended 30 June 2008 is $69.3 million (2007: $54.2 million), an effective rate of tax of 28.2% (2007: 24.4%).

The following one-off items had a significant impact in determining the prior year's income tax expense for the Group:

(a) Intra-group royalties – as part of a continuing comprehensive review the Group has made a number of changes to its intra-group royalties. In relation to royalties received from the USA a bilateral Advanced Pricing Agreement (APA) has been entered into with both the Australian Tax Office (ATO) and the United States Internal Revenue Service (US IRS) covering the period 1 July 2005 to 30 June 2010. A similar process is underway with the French Taxation Authority (FTA) in France. The total tax benefit that was recognised in the financial year ended 30 June 2007 was $10.8 million. Of the total tax benefit, $7.5 million related to the 30 June 2007 financial year ($4.8 million in respect of North America; $2.7 million in respect of Europe) and $3.3 million (all in respect of North America) related to the 30 June 2006 financial year;

(b) Timing of recognition of royalty income – a revision of the Group's method for recognising royalty income earned for income tax purposes from a cash to accruals basis resulted in a non-recurring benefit of $4.5 million in the 30 June 2007 financial year. This benefit has been fully recognised in the 30 June 2007 financial year.

Excluding all non-recurring ($4.5 million) and prior year ($3.3 million) taxation benefits mentioned above, the Group's effective tax rate would have been 28.0% for the financial year ended 30 June 2007.

Consolidated Balance Sheet, Cash Flow Items and Capital Expenditure
Working capital (including factored receivables) at $339.7 million increased 19.7% over the prior year compared to revenue growth of 17.6% in constant currency terms, in part reflecting the impact of the acquisitions made by the Group.

Cash flow from operations of $153.2 million represents a 68.0% increase over the prior year period driven by both higher net cash receipts and the timing of income tax payments in the prior year. Net cash receipts of $231.6 million are 17.2% higher than the prior year period.

Capital expenditure of $146.9 million was in accordance with expectations and includes the acquisitions of Billabong's licensee in South Africa, Xcel Wetsuits, Tigerlily and Quiet Flight, together with general investment in owned retail globally.

Net debt increased to $354.8 million, but is still relatively low at a debt to debt plus equity ratio of 30.9% and interest cover of 11.1 times.

Significant changes in the state of affairs
There were no significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year

On 2 July 2008, the Group announced the acquisition of Sector 9 Inc., a premium Southern California-based skateboard brand. The operating results and certain assets and liabilities of the business will be consolidated from 1 July 2008, therefore the financial effects of the transaction have not been brought to account at 30 June 2008.

As of 17 July 2008 a new $600 million Syndicated Revolving Multi-Currency Facility was entered into by the Group. This new facility is due for roll-over prior to 1 July 2010 and 1 July 2011. The facility is structured as an unsecured multi-currency facility with a two year and three year tranche of $300 million each. The facility replaces the Group's previous secured facilities (refer to note 23 for the Group's secured facilities as at 30 June 2008) and provides additional liquidity to the Group.

On 22 August 2008, the Group announced the acquisition of DaKine Hawaii, Inc, a leader in the premium accessories category within the surf, skate, snow and windsurf markets. The operating results and certain assets and liabilities of the business will be consolidated from the time all conditions required for contractual completion have been satisfied, therefore the financial effects of the transaction have not been brought to account at 30 June 2008. It is anticipated the acquisition will be completed by 1 October 2008, subject to the aforementioned conditions being satisfied.

The purchase price comprises initial consideration estimated at US$99.9 million, to be funded from existing borrowing facilities, and deferred consideration estimated at a minimum of US$33.3 million, subject to an audit of the normalised EBITDA for the year ending 31 December 2008. The deferred consideration, due in the second half of calendar year 2012, is subject to certain management retention conditions.

The Company's Directors have approved the introduction of a dividend reinvestment plan to be implemented ahead of the final dividend to be paid on 24 October 2008. The Company is providing this facility as an additional option available to shareholders and in response to requests from the Company's shareholders. Further details in relation to the dividend reinvestment plan will be communicated to shareholders shortly.

Other than those items mentioned above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Group, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Likely developments and expected results of operations

The Group is well positioned to maintain its growth profile and, in the absence of any significant deterioration in the global boardsports market and assuming current exchange rates, in particular an AUD/USD exchange rate of approximately US88 cents and an AUD/Euro exchange rate of approximately €59 cents, the Group expects to deliver full year EPS growth in the range of 8% to 12% in the 2008-09 financial year.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

The Group, while not subject to any significant environmental regulation or mandatory emissions reporting, voluntarily measures its carbon emissions using the *National Greenhouse and Energy Reporting Act 2007*.

Information on Directors

TED KUNKEL *(Non-Executive Chairman)*

Experience and expertise
Previously the President and Chief Executive Officer of Foster's Group Limited and associated companies. Mr Kunkel has extensive international business experience. Appointed Non-Executive Director on 19 February 2001.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Chairman of the Board and Nominations Committee and member of Human Resource and Remuneration and Audit Committees.

Interests in shares and options
94,466 ordinary shares in Billabong International Limited.

DEREK O'NEILL *(Executive Director)*

Experience and expertise
Derek O'Neill was appointed as Chief Executive Officer effective 1 January 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992-2003. In 2002, Mr O'Neill was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France. Appointed Executive Director on 5 March 2002.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Chief Executive Officer.

Interests in shares and options
1,026,821 ordinary shares in Billabong International Limited.
145,982 share rights in Billabong International Limited.

Information on Directors (continued)

MARGARET JACKSON AC *(Non-Executive Director)*

Experience and expertise
Margaret Jackson was a Partner of KPMG Peat Marwick's Management Consulting Division and National Chairman of the KPMG Micro Economic Reform Group until 30 June 1992, when she resigned to pursue a full-time career as a company Director. Ms Jackson was previously a Director of The Broken Hill Proprietary Company Limited, Pacific Dunlop Limited and Chairman of Qantas Airways Limited. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Australia and New Zealand Banking Group Limited, since 22 March 1994.
Chairman of FlexiGroup Limited, since 20 November 2006.

Former directorships in last 3 years
Director of Qantas Airways Limited, from 1 July 1992 to 14 November 2007 and Chairman from 1 August 2000 to 14 November 2007.
Southcorp Limited, from 28 August 2004 to 26 April 2005.
John Fairfax Holdings Limited, from 2 February 2003 to 31 August 2004.

Special responsibilities
Chairman of Human Resource and Remuneration Committee and member of Nominations and Audit Committees.

Interests in shares and options
228,656 ordinary shares in Billabong International Limited.

ALLAN MCDONALD *(Non-Executive Director)*

Experience and expertise
Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company Director. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Chairman of Babcock & Brown Japan Property Trust (Director of responsible entity, Babcock & Brown Japan Property Management Limited), since 19 February 2005.
Chairman of Multiplex Property Trust (Director of responsible entity, Brookfield Multiplex Funds Management Limited), since 22 October 2003.
Chairman of Ross Human Directions Limited, since 3 April 2000.

Former directorships in last 3 years
Multiplex Limited, from 22 October 2003 to 31 October 2007.
Brambles Industries Limited, from 26 March 1981 to 11 November 2005.
DCA Group Ltd, from 19 May 1988 to 13 December 2006.

Special responsibilities
Chairman of Audit Committee and member of Nominations and Human Resource and Remuneration Committees.

Interests in shares and options
129,500 ordinary shares in Billabong International Limited.

Information on Directors (continued)

GORDON MERCHANT *(Non-Executive Director)*

Experience and expertise
Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Plantic Technologies Limited, since 12 April 2005.

Former directorships in last 3 years
None.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
31,442,183 ordinary shares in Billabong International Limited.

PAUL NAUDE *(Executive Director)*

Experience and expertise
Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management. Appointed Executive Director on 14 November 2002.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
General Manager, Billabong USA.

Interests in shares and options
1,831,179 ordinary shares in Billabong International Limited.
136,158 share rights in Billabong International Limited.

COLETTE PAULL *(Non-Executive Director)*

Experience and expertise
Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October 1999. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
2,515,867 ordinary shares in Billabong International Limited.

Information on Directors (continued)

TONY FROGGATT (*Non-Executive Director)*

Experience and expertise
Tony Froggatt was the CEO of Scottish and Newcastle PLC brewing company based in Edinburgh, UK until he retired on 31 October 2007 to return to Australia. He has extensive marketing and distribution knowledge in Australia, Western and Central Europe and Asia particularly in the international food and beverages sectors. Appointed Non-Executive Director on 21 February 2008.

Other current directorships
Brambles Industries Limited, since 1 June 2006.
AXA Asia Pacific Holdings Limited, since 16 April 2008.
National Mutual Life Association of Australasia Ltd, since 16 April 2008.

Former directorships in last 3 years
Scottish and Newcastle PLC from 12 May 2003 to 31 October 2007.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
None.

Company Secretary
The Company Secretary is Ms Maria Manning B.Bus (Acc), CPA and FCIS. Ms Manning was appointed to the position of Company Secretary in April 2006. She has over 17 years experience as a Company Secretary of publicly listed companies in Australia.

Meetings of Directors
The numbers of meetings of the Company's Board of Directors and of each Board Committee held during the year ended 30 June 2008, and the numbers of meetings attended by each Director were:

	Billabong International Limited Board									
	Scheduled Meetings		Unscheduled Meetings		Audit Committee		Nominations Committee		Human Resource and Remuneration Committee	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended	Held	Attended
E.T. Kunkel	9	9	3	3	3	3	1	1	7	7
D. O'Neill	9	9	2	1	*	*	*	*	*	*
M.A. Jackson	9	9	3	2	3	3	1	1	7	7
F.A. McDonald	9	9	3	3	3	3	1	1	7	7
G.S. Merchant	9	9	3	3	3	3	1	1	7	7
P. Naude	9	9	2	1	*	*	*	*	*	*
C. Paull	9	9	3	3	3	3	1	1	7	7
A.G. Froggatt **	3	3	0	0	1	1	0	0	3	3

* Not a member of the relevant Committee.
** Appointed 21 February 2008.

Remuneration report

The remuneration report is set out under the following main headings:
A Principles used to determine the nature and amount of remuneration;
B Details of remuneration;
C Service agreements;
D Share-based compensation; and
E Additional information.

The information provided in this remuneration report has been audited as required by section 308(3C) of the *Corporations Act 2001*.

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration

Role of the Human Resources and Remuneration Committee
The Board has established a Human Resource and Remuneration Committee which provides advice on remuneration and incentive policies and practices and makes specific recommendations to the Board regarding the remuneration packages and other terms of employment for Executive Directors, other senior management and Non-Executive Directors. The Corporate Governance Statement provides further information on the role of this Committee.

Review of executive remuneration undertaken in the 2008 financial year
During the past 12 months the Human Resources and Remuneration Committee, with external remuneration consultants, undertook a review of executive remuneration. The key findings from the review were:

- The Executive Performance Share Plan should be kept under on-going review to ensure it is meeting the commercial needs of Billabong in terms of motivating and retaining executives and is appropriate taking into consideration the Group's strategic aims, business plan targets and external shareholder expectations; and
- An identified need to introduce a new plan for the CEO and his executive team focusing on retention and stretch performance hurdles.

These two findings and their implications are discussed in more detail later in this Remuneration Report and in the Notice of Meeting.

Executive remuneration policy and principles
The overall objective of the Group's executive remuneration policy and framework is to provide market competitive reward opportunities to executives through an incentive framework that rewards appropriately for the results delivered and is aligned to the creation of value for shareholders.

In consultation with external remuneration consultants, the Board has therefore developed an executive reward framework based on the following key principles:

- Provide a market competitive reward opportunity;
- Apply performance targets that take into consideration the Group's strategic objectives, business plan performance expectations and deliver rewards commensurate for achieving these objectives and targets;
- Ensure executives have line of sight to the performance hurdles (i.e. they can impact the achievement of the targets through their performance);
- Align executive remuneration with the creation of shareholder value through the selection of performance hurdles and delivery of part of the reward package as equity;
- Encourage the retention of key executives and senior management who are critical to the future success of the Group; and
- Consider market practice and shareholder views in relation to executive remuneration, whilst ensuring that executive remuneration meets the unique commercial requirements of the Group.

Overview of the executive remuneration components
The executive remuneration framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As key management personnel gain seniority within the Group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

The executive remuneration framework consists of the following components:

Component	Purpose
Fixed remuneration (including benefits)	For the completion of day to day accountabilities and behaving in accordance with the Group's culture and values.
Short-term incentive plan	To reward executives for meeting personal key performance indicators, achieving regional budget expectations (if applicable) and the Group's overall performance against the annual budget.
Executive Performance Share Plan	To provide an equity based reward opportunity to executives based on the Group's 3 year Earnings per Share (EPS) performance.
Proposed Executive Performance and Retention Plan	To lock-in and effectively reward the executive team over the next 5 years for growing the market value of the Group and delivering returns to shareholders.

Billabong Executive Incentive Option Plan – Details of this Plan have been provided in previous Annual Reports. The Board has no current intention to make any future grants under this Plan.

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (continued)

Each of these components are discussed in more detail below.

Fixed remuneration
Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions in which the Group operates. In certain circumstances, additional benefits (e.g. travel, accommodation, etc) may also be provided.

Short-term incentive plan
The short-term incentive (STI) plan delivers a cash reward based on the following performance hurdles:

Executive	Performance hurdles
Chief Executive Officer and Chief Financial Officer	The Group EPS performance, the Group working capital as a percentage of sales and personal performance objectives.
Regional General Managers	The Group EPS performance, regional profit before tax, regional working capital as a percentage of sales and personal performance objectives.
President, Element Skateboards Inc	Element USA EBITDA performance.

The performance hurdles were selected to focus executives on the strategic aims of the business, provide a line of sight (i.e. performance measures that they can impact through their performance) and ensure variable reward is only achieved when value has been created for shareholders.

The STI target annual payment is reviewed each year.

In accordance with their charter, subject to the Human Resources and Nomination Committee's review of performance against each executive's performance targets, all bonuses are paid in early September of the following financial year. The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resource and Remuneration Committee.

Executive Performance Share Plan (EPSP)
As discussed earlier in this report, the purpose of the EPSP is to provide executives with an equity based reward opportunity that vests based on the Group's 3 year earnings per share (EPS) performance. The establishment of the EPSP was approved by shareholders at the 2004 Annual General Meeting.

Under the plan the Company awards the following equity based rights (collectively "rights"). The form of the rights is determined by the tax implications in the relevant jurisdiction.

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (continued)

Equity vehicle	Overview
Performance shares	An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. For Australian employees, once the shares have vested they remain in the trust until the earlier of the employee leaving the consolidated entity, the tenth anniversary of the date the performance shares were awarded or the Board approving an application for their release. For non-Australian employees, once their performance shares vest their shares are transferred to them (or sold on their behalf if they choose). However, if the performance shares do not vest, they are forfeited by the employee (for no consideration).
Conditional rights	An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. For French employees granted rights after 1 July 2005, shares associated with vested rights are automatically transferred to the employee. These shares cannot be disposed of before the end of a 24 month Restriction Period following the allocation date, except in the event of death. Until such time that the rights have vested the employee cannot use the rights to vote or receive dividends. For all other employees, from the time of the employee receiving notice of the rights having vested they have one month to exercise the rights and either sell the shares or transfer them into their name. If the rights are not exercised by the employee they will automatically exercise and the shares will be transferred to the employee. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends.

Award, vesting and exercises under the plan are made for no consideration.

Awards under the plan vest on the third anniversary of grant only if the EPS performance hurdles are satisfied in the relevant performance period. The performance periods are summarised in the table below:

Grant	Performance period
FY 2005	FY04 (base year EPS) to FY07
FY 2006	FY05 (base year EPS) to FY08
FY 2007	FY06 (base year EPS) to FY09
FY 2008	FY07 (base year EPS) to FY10
FY 2009	FY08 (base year EPS) to FY11

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (continued)

The following chart summarises the EPS performance hurdles for outstanding unvested grants and the grants made in financial years ended 30 June 2005 and 30 June 2006 (which vested following the close of the financial years ended 30 June 2007 and 30 June 2008 respectively).


EPSP performance hurdle summary
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
% of awards vesting
Stretch performance component (FY08 awards only)
120%
FY08
100%
100%
FY07
100%
FY06 and FY05
60%
75%
50%
10.0%
12.5%
15.0%
17.5%
20.0%
Compound EPS growth per annum

The Board selected EPS as the appropriate hurdle for the plan as the plan is intended to focus executives on the long-term (3 year) earnings performance of the Group.

Each year, prior to awards being granted, the Human Resources and Remuneration Committee considers the market environment, the Group's business strategy and performance expectations and shareholder expectations and sets the performance targets for the awards to be granted that year. Due to the continued growth of the Group and the challenges of maintaining the high growth rate of earnings from a resulting higher EPS base, the EPS targets have been amended as appropriate over recent years. Significantly, in the financial year ended 30 June 2008 an outperformance component was added, which rewards executives for exceeding target expectations and meeting a stretch performance hurdle.

At the end of the relevant performance period, in line with its charter, the Human Resources and Remuneration Committee consider the EPS performance of the Group on both a reported and constant currency basis and determines to what extent the awards should vest based on the above vesting conditions.

Executive Performance & Retention Plan – Proposed Plan
As mentioned earlier, the review of executive remuneration undertaken resulted in an identified need to introduce a new plan for the CEO and his executive team focusing on retention and stretch performance hurdles.

As a result, in the 2009 financial year, the Company proposes to establish the Executive Performance & Retention Plan (EPRP), which is designed to facilitate the retention of a select group of senior executives. It is also designed to be in alignment with the achievement of challenging growth targets set by the Group over the next five-year period.

The EPRP will provide for grants of options over ordinary shares in Billabong International Limited. The options will be exercisable after five years, subject to the achievement of challenging absolute and relative Total Shareholder Return (TSR) hurdles. TSR measures the growth in the price of shares plus dividends notionally reinvested in shares over the performance period. The options will have an exercise price equal to the market value at the date of grant.

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (continued)

Further details regarding the detail of the proposed EPRP and the rationale for its implementation are set out in the 2008 Notice of Meeting.

Non-Executive Directors
Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors. Non-Executive Directors do not receive share options or retirement benefits (other than statutory superannuation payments).

Non-Executive Directors' fees are determined within an aggregate Directors' fee pool limit. The maximum aggregate remuneration pool was approved by members on 21 October 2005. The maximum currently stands at $1,200,000.

B Details of remuneration

Amounts of remuneration
Details of the remuneration of the Directors and the key management personnel (as defined in AASB 124 *Related Party Disclosures)* of the Group are set out in the following tables. The cash bonuses are dependent on the satisfaction of performance conditions as set out in the section headed *Short-term incentive plan* above.

Billabong International Limited, the Company, does not remunerate any of the Directors or key management personnel. Rather, the Directors and key management personnel are remunerated via subsidiaries of the Company, hence separate remuneration disclosure for Billabong International Limited is not required.

The key management personnel of the Group are the Directors of the Group and certain executives that either report directly to the Chief Executive Officer or the General Manager of Billabong USA. This includes the five (5) Group executives who received the highest remuneration for the year ended 30 June 2008. The executives are:

Name	*Position*	*Employer*
P. Casey (resigned effective 27 November 2007)	Group General Manager, Operations	GSM (Operations) Pty Ltd
F. Fogliato	General Manager, Billabong Europe	GSM Europe Pty Ltd
C. Kypriotis	General Manager, Billabong South Americas	GSM Brasil Ltda
S. North	General Manager, Billabong Australasia	GSM (Operations) Pty Ltd
J. Schillereff	President, Element Skateboards Inc	Element Skateboards, Inc
C. White	Chief Financial Officer	GSM (Operations) Pty Ltd

Remuneration report (continued)

B Details of remuneration (continued)

Key management personnel of the Group

2008	Short-term employee benefits			Post-employment benefits	Long-term benefits	Share-based payments		
Name	Cash salary and fees $'000	Cash bonus $'000	Non-monetary benefits $'000	Super-annuation $'000	Long service leave $'000	Options $'000	Rights $'000	Total $'000
<u>Executive Directors</u>								
D. O'Neill *Chief Executive Officer*	1,082	1,100	4	13	9	—	435	2,643
P. Naude *General Manager Billabong USA*	930	782	18	3	—	—	420	2,153
<u>Non-Executive Directors</u>								
E.T. Kunkel *Chairman*	325	—	2	13	—	—	—	340
M.A. Jackson	145	—	2	13	—	—	—	160
F.A. McDonald	155	—	2	13	—	—	—	170
G.S. Merchant	130	—	2	12	—	—	—	144
C. Paull	130	—	2	12	—	—	—	144
A.G. Froggatt *	45	—	—	4	—	—	—	49
<u>Other Key Management Personnel</u>								
P. Casey **	330	—	2	6	—	—	12	350
F. Fogliato ^	494	281	11	—	—	—	157	943
C. Kypriotis *** ^	340	458	13	16	—	—	103	930
S. North ^	533	258	5	13	18	—	203	1,030
J. Schillereff ^	476	89	17	2	—	—	71	655
C. White ^	627	318	2	13	—	—	252	1,212

* From 21 February 2008 to 30 June 2008.

** P. Casey resigned from the consolidated entity effective 27 November 2007. Cash salary and fees include termination benefits of $119k.

*** Key management personnel from 1 July 2007. Cash bonus figure includes a one-off retention bonus of US$250k.

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the *Corporations Act 2001*.

Remuneration report (continued)

B Details of remuneration (continued)

2007	Short-term employee benefits			Post-employment benefits	Long-term benefits	Share-based payments		
Name	Cash salary and fees $'000	Cash bonus $'000	Non-monetary benefits $'000	Super-annuation $'000	Long service leave $'000	Options $'000	Rights $'000	Total $'000
<u>Executive Directors</u>								
D. O'Neill *Chief Executive Officer*	969	860	3	13	—	5	547	2,397
P. Naude *General Manager Billabong USA*	876	893	18	4	—	5	541	2,337
<u>Non-Executive Directors</u>								
E.T. Kunkel *Chairman*	225	—	2	13	—	—	—	240
M.A. Jackson	100	—	2	9	—	—	—	111
F.A. McDonald	125	—	2	11	—	—	—	138
G.S. Merchant	100	—	2	9	—	—	—	111
C. Paull	100	—	2	9	—	—	—	111
G.M. Pemberton *	67	—	1	6	—	—	—	74
<u>Other Key Management Personnel</u>								
P. Casey ^	458	260	2	13	19	5	210	967
F. Fogliato ** ^	400	325	26	—	—	—	153	904
S. North ^	500	250	4	13	22	—	210	999
J. Schillereff ^	521	217	18	3	—	—	84	843
C. White ^	571	414	2	13	—	—	290	1,290

* From 1 July 2006 to 23 February 2007.

** Key management personnel from 1 July 2006.

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the *Corporations Act 2001.*

Remuneration report (continued)

B Details of remuneration (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration		At risk – Short Term Incentives		At risk – Long Term Incentives	
Name	**2008**	2007	**2008**	2007	**2008**	2007
<u>Executive Directors</u>						
D. O'Neill *Chief Executive Officer*	42%	41%	42%	36%	16%	23%
P. Naude *General Manager Billabong USA*	44%	38%	36%	38%	20%	24%
<u>Non-Executive Directors</u>						
E.T. Kunkel *Chairman*	100%	100%	—	—	—	—
M.A. Jackson	100%	100%	—	—	—	—
F.A. McDonald	100%	100%	—	—	—	—
G.S. Merchant	100%	100%	—	—	—	—
C. Paull	100%	100%	—	—	—	—
A.G. Froggatt *	100%	100%	—	—	—	—
<u>Other Key Management Personnel</u>						
P. Casey **	97%	51%	—	27%	3%	22%
F. Fogliato	54%	47%	30%	36%	16%	17%
C. Kypriotis ***	40%	—	49%	—	11%	—
S. North	55%	54%	25%	25%	20%	21%
J. Schillereff	75%	64%	14%	26%	11%	10%
C. White	53%	45%	26%	32%	21%	23%

* From 21 February 2008 to 30 June 2008.
** P. Casey resigned from the consolidated entity effective 27 November 2007.
*** Key management personnel from 1 July 2007.

C Service agreements

Remuneration and other terms of employment for the Chief Executive Officer and Chief Financial Officer and the other key management personnel are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in equity incentive plans. Other major provisions of the agreements relating to remuneration are set out below.

Remuneration report (continued)

C Service agreements (continued)

D. O'Neill, Chief Executive Officer
- Term of agreement – Open, commencing 1 January 2003.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $1,095k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 2.0 times annual base salary.
- Period of notice to be given by employee – twelve months.

P. Naude, General Manager, Billabong USA
- Term of agreement – Open, commencing 1 January 2008.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $933k (USD$830k) to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 1.5 annual base salary plus the performance bonus for the year of termination.
- Period of notice to be given by employee – eighteen months.

F. Fogliato, General Manager, Billabong Europe
- Term of agreement – Open, commencing 1 January 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $494k (€300k) to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary plus the average of the short term bonus over the previous two years.
- Period of notice to be given by employee – three months.

C. Kypriotis, General Manager, Billabong South Americas
- Term of agreement – Open, commencing 1 January 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $356k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.

S. North, General Manager, Billabong Australasia
- Term of agreement – Open, commencing 11 July 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $546k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

J. Schillereff, President, Element Skateboards Inc
- Term of agreement – Open, commencing 7 February 2001.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $478k (USD$428k) to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to annual base salary plus performance bonus for the year of termination.
- Period of notice to be given by employee – twelve months.

C. White, Chief Financial Officer
- Term of agreement – Open, commencing 29 October 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $640k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.

Remuneration report (continued)

D Share-based compensation

Billabong Executive Performance Share Plan

Details of equity instruments, comprising either performance shares or conditional rights (collectively "rights"), provided as remuneration to each Director of the Company and key management personnel of the Group are set out below. When vested, each instrument will entitle the holder to one ordinary share of the Company. Rights under the plan will only vest if applicable performance hurdles are satisfied in the relevant performance period. Refer to the chart on page 13 for details of the applicable performance hurdles.

Name	Number of rights awarded during the year 2008	Number of rights vested during the year 2008
Directors of Billabong International Limited		
D. O'Neill	56,363	65,000
P. Naude	48,745	65,000
Other key management personnel of the Group		
P. Casey	---	17,715
F. Fogliato	27,670	11,804
C. Kypriotis	14,347	11,804
S. North	28,182	17,715
J. Schillereff	8,399	8,853
C. White	32,568	29,525

The assessed fair value at grant date of rights granted under the Billabong Executive Performance Share Plan during the year ended 30 June 2008 was $15.65 per right (2007: $14.76). The fair value at grant date is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted.

Policy regarding mitigating the risk of any equity based incentives

Under the Company's Share Trading Policy, executives are prohibited from hedging or otherwise reducing or eliminating the risk associated with long term incentives such as unvested rights and options offered by the Company to the executive. Where an executive is in breach of this policy, the unvested rights or options shall be forfeited or lapse as the case may be.

E Additional information

Principles used to determine the nature and amount of remuneration: relationship between remuneration and company performance

The overall level of executive reward takes into account the performance of the Group over a number of years. Over the past five years, the Group's profit from ordinary activities after income tax has grown at a compound rate of 18.3% per annum, and shareholder wealth has grown at a compound rate of 16.6% per annum, assuming all dividends are re-invested back into Billabong International Limited shares on the payment date. During the same period, executive remuneration has grown at a compound rate of 8.2% per annum.

A summary of the performance hurdles included in the executive remuneration framework is set out in section A of this Remuneration Report.

Details of remuneration: cash bonuses and options

For each cash bonus included in the tables under section B *Details of remuneration*, the percentage of the available bonus that was earned or paid, in the financial year, and the percentage that was forfeited because performance criteria were not met are set out below. There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the other key management personnel of the Group as part of their remuneration. Refer to section *D Share-based compensation* for rights awarded to Directors and key management personnel during the financial year under the Billabong Executive Performance Share Plan.

Remuneration report (continued)

E Additional information (continued)

Details of cash bonuses, options and performance shares and conditional rights

	Cash bonus		Performance shares and conditional rights					
Name	Earned or Paid %	Forfeited %	Year granted	Vested %	Forfeited %	Financial years in which may vest	Minimum total value of grant yet to vest $'000	Maximum total value of grant yet to vest * $'000
D. O'Neill	100%	---	2008	---	---	30 June 2011	Nil	796
			2007	---	---	30 June 2010	Nil	456
			2006	---	---	30 June 2009	Nil	107
			2005	100%	---	---	---	---
P. Naude	100%	---	2008	---	---	30 June 2011	Nil	688
			2007	---	---	30 June 2010	Nil	433
			2006	---	---	30 June 2009	Nil	107
			2005	100%	---	---	---	---
P. Casey ^	Nil	---	2008	---	100%	30 June 2011	Nil	Nil
			2007	---	100%	30 June 2010	Nil	Nil
			2006	---	100%	30 June 2009	Nil	Nil
			2005	100%	---	---	---	---
F. Fogliato	100%	---	2008	---	---	30 June 2011	Nil	391
			2007	---	---	30 June 2010	Nil	187
			2006	---	---	30 June 2009	Nil	36
			2005	100%	---	---	---	---
C. Kypriotis	100%	---	2008	---	---	30 June 2011	Nil	203
			2007	---	---	30 June 2010	Nil	122
			2006	---	---	30 June 2009	Nil	25
			2005	100%	---	---	---	---
S. North	100%	---	2008	---	---	30 June 2011	Nil	398
			2007	---	---	30 June 2010	Nil	216
			2006	---	---	30 June 2009	Nil	52
			2005	100%	---	---	---	---
J. Schillereff	100%	---	2008	---	---	30 June 2011	Nil	119
			2007	---	---	30 June 2010	Nil	74
			2006	---	---	30 June 2009	Nil	18
			2005	100%	---	---	---	---
C. White	100%	---	2008	---	---	30 June 2011	Nil	460
			2007	---	---	30 June 2010	Nil	270
			2006	---	---	30 June 2009	Nil	64
			2005	100%	---	---	---	---

^ P. Casey resigned from the consolidated entity effective 27 November 2007.
* The maximum total value of grant yet to vest and yet to be expensed. The figures above are calculated as the amount of the grant date fair value of the performance shares and conditional rights and assuming 100% of award vesting.

No options, other than conditional rights previously mentioned, have been granted, vested or forfeited during the year ended 30 June 2008.

Remuneration report (continued)

E Additional information (continued)

Tax Exempt Plan and Tax Deferred Plan
In the 2009 financial year, the Group plans to implement a new Tax Exempt Plan, which provides for grants of ordinary shares of Billabong International Limited to Australian-based employees with at least 12 months service.

Under the Tax Exempt Plan, eligible employees are able to purchase $1,000 of shares, with a 20% discount on the market value of the shares, by voluntarily sacrificing either their base salary or bonus on a pre-tax basis. The discount will be in the form of a 1:4 match, that is, for every four shares the employee acquires under the Tax Exempt Plan, the Group will match this by providing an additional free share.

In the 2009 financial year, the Group also plans to implement a new Tax Deferred Plan, which provides for grants of ordinary shares of Billabong International Limited to Australian-based employees with at least 12 months service.

Under the Tax Deferred Plan, eligible employees are able to purchase shares in Billabong, at market value, by voluntarily sacrificing their base salary and/or bonus on a pre-tax basis. A minimum contribution amount of $2,000 applies to the purchase of shares under the Tax Deferred Plan, with the Group matching contributions with up to $200 worth of Billabong International Limited shares.

In accordance with the relevant Australian tax rules, eligible employees are only able to participate in either the Tax Exempt Plan or the Tax Deferred Plan, not both. These plans are being implemented to encourage share ownership by Billabong's Australian employees and allow them to acquire shares in a tax-effective manner.

Shares under option
Unissued ordinary shares of Billabong International Limited under option at the date of this report are as follows:

	Number	Grant date	Issue price of shares	Expiry date
Options issued pursuant to an Agreement	11,588	11/08/2005	$13.69	10/08/2009
Total	**11,588**			

The Options issued pursuant to an Agreement are exercisable in three tranches. One quarter of the options become exercisable 24 months after the day the options are granted. Another half become exercisable 36 months after the day the options are granted and the last quarter become exercisable 48 months after the options are granted. These options were issued in connection with the acquisition of the American based Element Skateboarding brand by the Company's wholly owned subsidiary, Rocket Trademarks Pty Ltd (ACN 097 257 522).

No option holder has any right under the options to participate in any other share issue of the Company or of any other entity.

Performance shares and conditional rights
Performance shares and conditional rights awarded under the plan at the date of this report are as follows:

Type of right	Balance	Grant date	Performance determination date
Performance Shares	345,993	1 December 2005	30 June 2008
Conditional Rights	69,835	1 December 2005	30 June 2008
Performance Shares	415,222	1 October 2006	30 June 2009
Conditional Rights	77,271	1 October 2006	30 June 2009
Performance Shares	582,713	1 November 2007	30 June 2010
Conditional Rights	89,842	1 November 2007	30 June 2010
Total	**1,580,876**		

Insurance of officers
During the financial year Billabong International Limited paid a premium in respect of a contract insuring the Directors of the Company, the Company Secretary and all executive officers against a liability incurred as such a Director, Secretary or executive officer to the extent permitted by the *Corporations Act 2001*. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a willful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Group. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Non-audit services
The Company may decide to employ the auditors on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Group are important.

Details of the amount paid or payable to the auditors (PricewaterhouseCoopers) for non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of non-audit services by the auditors, as set out below, did not compromise the auditor's independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditors;
- none of the services undermine the general principles relating to auditor independence as set out in APES 110 *Code of Ethics for Professional Accountants.*

During the year the following fees were paid or payable for services provided by the auditors of the parent entity, its related practices and non-related audit firms in relation to non-audit services:

	Consolidated	
	2008 $'000	2007 $'000
PricewaterhouseCoopers Australian firm:		
International tax consulting together with separate tax advice on acquisitions	1,638	1,329
General accounting advice	88	30
Due diligence services	68	—
Related practices of PricewaterhouseCoopers Australian firm	772	596
Total remuneration for non-audit services	2,566	1,955

Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 24.

Rounding of amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

Auditors

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001.*

This report is made in accordance with a resolution of the Directors.



Ted Kunkel
Chairman

Gold Coast, 22 August 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditor's independence declaration

As lead auditor for the audit of Billabong International Limited for the year ended 30 June 2008, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

Robert Hubbard
Partner
PricewaterhouseCoopers

Brisbane, 22 August 2008

Billabong International Limited (referred to hereafter as the Company) is committed to achieving and demonstrating the highest standards of corporate governance and recognises the need to maintain policies and practices which reflect the requirements and expectations of all who deal with the Group. These policies and practices remain under constant review by the Board and many of them can be accessed on the Company's corporate website. This statement outlines the Group's main corporate governance practices during the year ended 30 June 2008. Your Directors are pleased to advise that substantial compliance with the recommendations of the ASX Corporate Governance Council has been achieved.

The Board of Directors

The composition and role of the Board is detailed in the corporate governance section of the Company's website www.billabongbiz.com. The Directors in office at the date of this statement are:

Name	Position
Ted Kunkel	Non-Executive Chairman
Derek O'Neill	Executive Director and Chief Executive Officer
Tony Froggatt	Non-Executive Director
Margaret Jackson	Non-Executive Director
Allan McDonald	Non-Executive Director
Gordon Merchant	Non-Executive Director
Paul Naude	Executive Director and General Manager, Billabong USA
Colette Paull	Non-Executive Director

During the year Mr. Tony Froggatt was appointed as a Non-Executive Director of the Company effective 21 February 2008. Further details on the members of the Board, including their experience and expertise, is set out on pages 6 to 9 of this report.

Composition of the Board

During the year the number of Directors of the Company was increased from seven (7) to eight (8) Directors. The vacancy was filled by the appointment of Mr. Tony Froggatt. The Board is currently compromised of a majority of independent Non-Executive Directors with six (6) Non-Executive Directors and two (2) Executive Directors. All Directors are required to bring independent judgement to bear in their Board decision making. Non-Executive Directors meet independently of Executive Directors and management at each Board meeting to discuss performance issues and a range of other matters. The Chairman is a Non-Executive Director appointed by the full Board and is required to meet regularly with the CEO. The Company maintains a mix of Directors on the Board from different business backgrounds with complementary skills and experience.

Non-Executive Directors are not entitled to any bonuses, or incentive payments and do not participate in option-based or other incentive schemes which are available to employees. Non-Executive Directors do not receive retirement benefits (other than statutory superannuation payments).

Role of the Board

Directors are responsible to shareholders for the short term and long term performance of the Company and their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Company is properly managed.

The primary functions of the Board include responsibility for:

- setting objectives, goals and strategic direction for each of the major business units;
- monitoring financial performance including approving business plans, the annual operating and capital expenditure budgets and financial statements;
- establishing, monitoring and evaluating the effectiveness of internal controls, risk management and compliance systems;
- appointing and reviewing the performance of the CEO and senior management;
- approving and monitoring major capital expenditure, capital management, acquisitions, divestments and identified business drivers;
- monitoring areas of significant business risk and ensuring arrangements are in place to manage those risks;
- ensuring conformance to environmental, social and occupational health and safety requirements; and
- reporting to shareholders on performance.

Beyond those matters, the Board has delegated all authority to achieve the objectives of the Company to the CEO having regard to agreed authority limits. The CEO remains accountable to the Board for the authority that is delegated to him and the performance of the Group.

The full Board currently holds nine (9) scheduled meetings each year, plus strategy meetings and any extraordinary meetings which may be necessary to address any specific matters that may arise. During the financial year the Board met twelve (12) times. Members of senior management attend meetings of the Board by invitation.

Non-Executive Directors meet regularly at scheduled meetings without management present.

To assist in the execution of its responsibilities, the Board has established an Audit Committee, a Nominations Committee and a Human Resource and Remuneration Committee. These Committees operate under written charters which set out their respective roles and responsibilities, composition, structure, membership requirements and the manner in which the Committee is to operate. Charters of the three Committees are reviewed annually. All Non-Executive Directors are required to serve on all Board Committees and are chaired by a Non-Executive Director.

Matters determined by Committees are submitted to the full Board as recommendations for decision and ratification. Minutes of Committee meetings are tabled at the immediately subsequent Board meeting.

Independent professional advice
Directors and Board Committees have the right, in connection with their duties and responsibilities to seek independent professional advice at the Company's expense. Prior approval of the Chairman is required, but this will not be unreasonably withheld. The advice obtained must be made available to all Board members in due course.

Performance assessment
The Board undertakes an annual self assessment of the performance of the Board as a whole, its Committees, the Chairman, individual Directors and governance processes that support Board work. Performance of individual Directors is assessed against a range of dimensions including the ability of the Director to consistently create shareholder value, to contribute to the development of strategies and risk identification, to provide clarity of direction to senior management, to listen to the views of fellow Directors, members of management and key third party stakeholders and to provide the time commitment to ensure the discharge of duties and obligations to the Company. The Chairman meets privately with each Director to discuss individual and collective performance of Directors.

Non-Executive Director independence
An assessment of Non-Executive Director's independence is carried out annually or at any other time where the circumstances of a Director change such as to warrant reconsideration. When determining the independence of Non-Executive Directors consideration is given to whether the Director:

- is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- is employed, or has previously been employed in an executive capacity by the Company, and there has not been a period of at least three (3) years between ceasing such employment and serving on the Board;
- has within the last three (3) years been a principal of a material professional advisor or a material consultant to the Company, or an employee materially associated with the service provided;
- is a material supplier or customer of the Company, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- has a material contractual relationship with the Company other than as a Director.

Mr. Gordon Merchant is a substantial shareholder of the Company. Accordingly, he is not considered to be independent of the Company based on the ASX guidelines. Mr. Merchant is a founder of the Billabong Group and the Board considers that it is in the best interests of all shareholders to have a Director with Mr. Merchant's industry and business expertise and Company history as a member of the Board.

All other Non-Executive Directors do not have any business interest or other relationship that could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the Company.

Conflicts of interest
Directors are required to keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict may exist, the Director concerned does not receive the relevant board papers and is not present at the meeting while the item is considered. Additionally Directors are required to advise the Board of any executive appointments to other companies and any related party transactions including financial transactions with the Group.

Entities associated with Mr. Paul Naude had business dealings with the Company during the year, details of which are disclosed in the financial statements.

Tenure of office
Non-Executive Directors have open-ended contracts and tenure is subject to the individual performance of the Director and shareholder approval.

Financial reporting
The CEO and Chief Financial Officer (CFO) have made the following certifications to the Board:

- that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial position and performance of the Company and Group and are in accordance with relevant accounting standards and the *Corporations Act 2001*; and
- that the above statement is founded on a sound system of risk management and internal compliance and control systems which implements the policies adopted by the Board and that the Company's risk management and internal compliance and control systems are operating efficiently and effectively in all material respects in relation to financial reporting risks.

The Board receives monthly reports from management on the financial and operational performance of the Group.

Board committees

Audit Committee

Committee Members:
Allan McDonald (Chairman)
Tony Froggatt
Margaret Jackson
Ted Kunkel
Gordon Merchant
Colette Paull

A majority of the members of the Committee are independent Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board. The Committee may extend an invitation to any person to attend all or part of any meeting of the Committee which it considers appropriate.

The main functions of the Committee are to:

- ensure the integrity and reliability of the Company's financial statements and all other financial information published by the Company or released to the market;
- review the scope and results of external and compliance audits;
- assess compliance with applicable legal and regulatory requirements;
- assess the effectiveness of the systems of internal control and risk management;
- review the appointment, remuneration, qualifications, independence and performance of the external auditors and the integrity of the audit process as a whole; and
- monitor and review the nature of non-audit services of external auditors and related fees and ensure it does not adversely impact on auditor independence.

The Audit Committee will report to, and make recommendations to the full Board in relation to each of its functions.

Nominations Committee

Committee Members:
Ted Kunkel (Chairman)
Tony Froggatt
Margaret Jackson
Allan McDonald
Gordon Merchant
Colette Paull

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Board of Directors will be the Chairman of the Committee.

The main functions of the Committee are to:

- assess periodically the skill set required to discharge competently the Board's duties, having regard to the strategic direction of the Group, and assess the skills currently represented on the Board;
- regularly review and make recommendations to the Board regarding the structure, size and composition of the Board and keep under review the leadership needs of the Company, both executive and non-executive;
- identify suitable candidates to fill Board vacancies as and when they arise and nominating candidates for the approval of the Board;
- ensure that, on appointment, all Directors receive a formal letter of appointment, setting out the time commitment and responsibility envisaged in the appointment including any responsibilities with respect to Board Committees;
- oversee appropriate Board succession planning; and
- establish a process for the review of the performance of individual Directors and the Board as a whole.

When a new Director is to be appointed the Committee reviews the range of skills, experience and expertise on the Board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants. The full Board then appoints the most suitable candidate who must submit themselves to shareholders for election at the first Annual General Meeting following their appointment.

New Directors are provided with a letter of appointment setting out the Company's expectations including involvement with committee work, their responsibilities, remuneration including superannuation and expenses, requirement to disclose their interests and any matters which affect the Director's independence. New Directors are also provided with all relevant policies including the Company's share trading policy, a copy of the Company's Constitution, organizational chart and details of indemnity and insurance arrangements. A formal induction program which covers the operation of the Board and its Committees and financial, strategic, operations and risk management issues is also provided to ensure that Directors have significant knowledge about the Company and the industry within which it operates.

New Directors are advised of the time commitment required of them in order to appropriately discharge their responsibilities as a Director of the Company. Directors are required to confirm that they have sufficient time to meet this requirement. These processes were undertaken with the appointment during the financial year of Mr. Froggatt as a Non-Executive Director to the Company.

The Nominations Committee will report to, and make recommendations to the full Board in relation to each of its functions.

Human Resource and Remuneration Committee

Committee Members:
Margaret Jackson (Chairman)
Tony Froggatt
Ted Kunkel
Allan McDonald
Gordon Merchant
Colette Paull

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board. The Committee may extend an invitation to any person to attend all or part of any meeting of the Committee which it considers appropriate.

The main functions of the Committee are to assist the Board in establishing remuneration policies and practices which:

- enable the Group to attract and retain Executives and Directors (Executive and Non-Executive) who will create sustainable value for shareholders and other stakeholders;
- fairly and responsibly reward Executives and Directors having regard to the Group's overall strategy and objectives, the performance of the Group, the performance of the Executive and the general market environment; and
- comply with all relevant legislation and regulations including the ASX Listing Rules and *Corporations Act 2001*.

In particular to:

- review the remuneration for each Executive Director (including base pay, incentive payments, equity awards and retirement or severance benefits), having regard to the Executive remuneration policy and whether in respect of any elements of remuneration any shareholder approvals are required;
- annually appraise the performance of the CEO and provide appropriate Executive development programs;
- review the remuneration (including incentive awards, equity awards and service employment contracts) for the CEO and senior management, to ensure they are consistent with the Executive remuneration policy;

- review Non-Executive Director remuneration with the assistance of external consultants as appropriate;
- review all equity based plans and all cash-based Executive incentive plans;
- review the appropriateness of management succession plans;
- review annually the remuneration trends (including major changes in employee benefit structures, philosophies and practices) across the Group in its various regions; and
- ensure that the Board is aware of all relevant legal requirements regarding disclosure of remuneration.

The Committee reviews and sets key performance indicators (KPI's) relating to financial and personal targets for senior management at the commencement of each financial year. These KPI's are evaluated at the end of each reporting period and impact on the discretionary element of the executive's remuneration.

The Human Resource and Remuneration Committee reports to, and makes recommendations to the full Board in relation to each of its functions.

Risk assessment and management
The Board, through the Audit Committee is responsible for ensuring the adequacy of the Company's risk management and compliance framework and system of internal controls and for regularly reviewing its effectiveness.

The Company has implemented a risk management system based on AS/NZS 4360:2004; *Risk Management* standard and the ASX Corporate Governance Principles and Recommendations. The framework is based around the following risk activities:

- Risk Identification: Identify all significant foreseeable risks associated with business activities in a timely and consistent manner;
- Risk Evaluation: Evaluate risks using an agreed risk assessment criteria;
- Risk Treatment/Mitigation: Develop mitigation plans for risk areas where the residual risk is greater than tolerable risk levels;
- Risk Monitoring and Reporting: Report risk management activities and risk specific information to appropriate levels of management in a timely manner.

A copy of the risk policy can be found on the Company's website.

The Board through the Audit Committee will review the risk management policy and framework on a regular basis and will satisfy itself that management has in place appropriate systems for managing risk and maintaining internal controls.

The CEO and management team are responsible for identifying, evaluating and monitoring risk in accordance with the risk management framework. Management are responsible for the accuracy and validity of risk information reported to the Board and also for ensuring clear communication of the Board and senior management's position on risk throughout the Company.

In particular, at the Board and senior management strategy planning sessions held throughout the year, the CEO and management team reviews and identifies key business and financial risks which could prevent the Company from achieving its objectives.

Additionally a formal risk assessment process is part of each major capital acquisition with a post acquisition review undertaken after eighteen to twenty-four months of major business acquisitions, major capital expenditures or significant business initiatives.

Code of Conduct
The Company currently has in place Regional Codes of Conduct. These Regional Codes are currently being consolidated into a uniform Group Code of Conduct which is expected to be finalised and placed on the Company's website when finalised.

Communications with shareholders
The Company communicates to shareholders through the Company's annual report, Annual General Meeting, half year and full year results, and the Company's website. Financial information for the past four years, and all other announcements are made available on the website.

During periods of particular sensitivity, the Company's policy is to avoid any discussion with shareholders, media, analysts or other market operators for thirty days prior to the close of the half and full year accounting periods to the time of the half and full year profit announcements. This policy is subordinate to the ASX requirements of continuous disclosure.

Continuous disclosure and shareholder communication
The Company has a written policy on information disclosure that focuses on continuous disclosure of any information concerning the Company that a reasonable person would expect to have a material effect on the price of the Company's securities.

The Company Secretary has been nominated as the person responsible for communication with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company's website as soon as it is disclosed to the ASX. When analysts are briefed following half year and full year results announcements, the material used in the presentations are released to the ASX prior to the commencement of the briefing. This information is also posted on the Company's website. The Company ensures that if any price sensitive information is inadvertently disclosed, this information is also immediately released to the market. The Company is committed to ensuring that all stakeholders and the market are provided with relevant and accurate information regarding its activities in a timely manner.

Trading in Company securities by Directors and employees
The Company has a detailed securities trading policy which regulates dealings by Directors and employees in shares, options and other securities issued in the Company. A copy of this policy is available on the Company's corporate website. A summary of the policy is as follows:

- dealings by senior managers, Directors and nominated employees are confined to three trading windows which begin after two clear trading days have elapsed from the date of the half and full year profit announcements and date of the Annual General Meeting and continues for a period of thirty calendar days;
- Directors have entered into agreements to notify the Company within three days of any dealings in the Company securities;
- where a trade by a Director or associated Company is in excess of one million shares or represents more than 10% of that Director's then current securities holding, the Director has the responsibility to notify the Chairperson at least 48 hours prior to engaging in any transaction;
- guidance is given to Directors that transactions in excess of one million shares should not be sold through normal day trading in order to minimize risk to the market price; and
- Executives are prohibited from hedging or otherwise reducing or eliminating the risk associated with long term incentives such as unvested performance shares and options offered by the Company to the Executive.

External auditors
PricewaterhouseCoopers were appointed as the external auditor in 2000. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every five years, and in accordance with that policy a new audit engagement partner was introduced for the year ended 30 June 2007.

The performance of the external auditor is reviewed annually. An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors' report and in the notes to the financial statements.

It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee. The external auditor is requested to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Corporate responsibility
The Group maintained its commitment to the application of Social Accountability International's SA8000 compliance standard among external factory contractors. SA8000 is a certification standard based on the primary international workplace rights contained within the International Labour Organisation conventions, the Universal Declaration of Human Rights and the UN Convention on the Rights of the Child. For the year ended 30 June 2008, factories in the Group's supply chain were subjected to a total of 295 full SA8000 audits and a further 443 corrective action plan audits. The majority of factories subjected to multiple audits showed consistent improvement, while those that failed to commit to SA8000 were expelled from the supply chain. The Group also joined the Continuous Improvement in Central American Workplaces (CIMCAW), a public-private alliance designed to encourage improved working conditions in emerging Central American economies.

Billabong International continued its support of various environmental initiatives, including the voluntary measurement and independent review of its global carbon footprint. Our statement, which is currently being independently reviewed, shows that the Company remains well under the Australian Government thresholds for mandatory carbon reporting. However, Billabong International continues to voluntarily disclose its footprint and implement initiatives to reduce its environmental impact.

Billabong International Limited

ABN 17 084 923 946

Contents

	Page
Income statements	32
Balance sheets	33
Statements of changes in equity	34
Cash flow statements	35
Notes to the financial statements	36
Directors' declaration	104
Independent auditor's report to the members	105

:: FINANCIAL REPORT 30 JUNE 2008

This financial report covers both Billabong International Limited as an individual entity and the consolidated entity consisting of Billabong International Limited and its subsidiaries. The financial report is presented in Australian currency.

Billabong International Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Billabong International Limited
1 Billabong Place
Burleigh Heads QLD 4220

A description of the nature of the consolidated entity's operations and its principal activities is included in the Directors' report on pages 2 – 5, which is not part of this financial report.

The financial report was authorised for issue by the Directors on 22 August 2008. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available on our Corporate website: www.billabongbiz.com

Income statements

For the year ended 30 June 2008 : :

	Notes	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
Revenue from continuing operations	5	1,354,419	1,230,513	64,453	208,833
Cost of goods sold	7	(608,040)	(570,979)	—	—
Other income	6	—	671	—	443
Selling, general and administrative expenses	7	(399,411)	(355,483)	(1,733)	(763)
Other expenses	7	(76,420)	(63,422)	(15,888)	—
Finance costs	7	(24,986)	(19,486)	(21,298)	(9,893)
Profit before income tax		245,562	221,814	25,534	198,620
Income tax (expense)/benefit	8	(69,293)	(54,207)	3,151	5,980
Profit for the year		176,269	167,607	28,685	204,600
Loss/(Profit) attributable to minority interest		111	(359)	—	—
Profit attributable to members of Billabong International Limited		176,380	167,248	28,685	204,600

	Notes	Cents	Cents
Earnings per share for profit attributable to the ordinary equity holders of the Company			
Basic earnings per share	41	85.7	81.2
Diluted earnings per share	41	85.1	80.7

The above income statements should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
ASSETS					
Current assets					
Cash and cash equivalents	9	128,477	113,212	43	160
Trade and other receivables	10	302,680	274,369	23,673	12,853
Inventories	11	209,701	171,833	—	—
Current tax receivables		8,106	—	268	—
Other	12	18,559	14,104	506	275
Total current assets		667,523	573,518	24,490	13,288
Non-current assets					
Receivables	13	7,677	12,875	274,962	192,572
Other financial assets	14	—	—	414,264	410,678
Property, plant and equipment	15	134,120	106,991	—	—
Intangible assets	16	800,897	660,104	—	—
Deferred tax assets	17	12,008	35,371	4,401	292
Other	18	3,236	1,719	589	897
Total non-current assets		957,938	817,060	694,216	604,439
Total assets		1,625,461	1,390,578	718,706	617,727
LIABILITIES					
Current liabilities					
Trade and other payables	19	193,922	152,226	518	788
Borrowings	20	11,895	6,791	—	—
Current tax liabilities	21	—	2,420	—	2,015
Provisions	22	11,285	10,836	—	—
Total current liabilities		217,102	172,273	518	2,803
Non-current liabilities					
Borrowings	23	471,411	360,565	315,992	132,737
Deferred tax liabilities	24	55,223	78,727	—	—
Provisions and other payables	25	10,475	4,575	—	—
Deferred payment	35	76,147	14,755	—	—
Total non-current liabilities		613,256	458,622	315,992	132,737
Total liabilities		830,358	630,895	316,510	135,540
Net assets		795,103	759,683	402,196	482,187
EQUITY					
Contributed equity	26	316,317	316,174	316,317	316,174
Treasury shares	27(a)	(24,896)	(19,708)	—	—
Option reserve	27(b)	6,995	9,363	12,558	9,363
Other reserves	27(b)	(41,441)	(21,940)	—	—
Retained profits	27(c)	538,128	473,762	73,321	156,650
Parent entity interest		795,103	757,651	402,196	482,187
Minority interest		—	2,032	—	—
Total equity		795,103	759,683	402,196	482,187

The above balance sheets should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
Total equity at the beginning of the financial year		759,683	712,123	482,187	367,349
Cash flow hedge reserve movement, net of tax	27(b)	(1,240)	(2,341)	---	—
Exchange differences on translation of foreign operations	27(b)	(7,931)	(21,476)	---	---
Net investment hedge	27(b)	(10,330)	1,258	---	---
Net (expense)/income recognised directly in equity		(19,501)	(22,559)	---	---
Profit for the year		176,269	167,607	28,685	204,600
Total recognised income for the year		156,768	145,048	28,685	204,600
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs	26	143	2,646	143	2,646
Dividends paid	28	(112,014)	(97,435)	(112,014)	(97,435)
Treasury shares purchased by employee share plan trusts	27(a)	(10,751)	(7,726)	---	---
Option reserve in respect of employee share plan	27(b)	3,195	5,027	3,195	5,027
Acquisition of subsidiary minority interest		(1,921)	---	---	---
		(121,348)	(97,488)	(108,676)	(89,762)
Total equity at the end of the financial year		795,103	759,683	402,196	482,187
Total recognised income and expense for the year is attributable to:					
Members of Billabong International Limited		156,879	144,689	28,685	204,600
Minority interest		(111)	359	---	---
		156,768	145,048	28,685	204,600

The above statements of changes in equity should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of GST)		1,340,297	1,185,739	—	—
Payments to suppliers and employees (inclusive of GST)		(1,108,720)	(988,119)	(16)	—
		231,577	197,620	(16)	—
Dividends received		—	—	876	51,046
Interest received		4,310	3,547	4,184	16,111
Other revenue		3,727	3,137	—	6
Finance costs		(25,305)	(17,087)	(1,430)	(10,460)
Income taxes (paid)/refunded		(61,102)	(96,008)	4	2,560
Net cash inflow from operating activities	39	153,207	91,209	3,618	59,263
Cash flows from investing activities					
Payments for purchase of subsidiaries and businesses, net of cash acquired	35	(90,688)	(22,604)	(391)	(1,349)
Payments for property, plant and equipment		(54,688)	(39,179)	—	—
Loans to related parties		—	—	(42,260)	(59,577)
Loans from related parties		—	—	146,238	178,466
Repayment of loans by related parties		—	—	—	14,060
Repayment of loans to related parties		—	—	—	(150,183)
Payments for intangible assets		(3,221)	(12,061)	—	—
Proceeds from sale of property, plant and equipment		1,730	382	—	—
Net cash (outflow)/inflow from investing activities		(146,867)	(73,462)	103,587	(18,583)
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		143	2,646	143	2,646
Payments for treasury shares held by employee share plan trusts		(10,751)	(7,726)	(10,751)	—
Proceeds from borrowings		338,327	285,416	126,300	106,035
Repayment of borrowings		(197,079)	(148,587)	(111,000)	(52,035)
Dividends paid	28	(112,014)	(97,435)	(112,014)	(97,435)
Net cash inflow/(outflow) from financing activities		18,626	34,314	(107,322)	(40,789)
Net increase/(decrease) in cash and cash equivalents		24,966	52,061	(117)	(109)
Cash and cash equivalents at the beginning of the year		113,212	67,855	160	269
Effects of exchange rate changes on cash and cash equivalents		(12,326)	(6,704)	—	—
Cash and cash equivalents at the end of the year	9	125,852	113,212	43	160

Financing arrangements 23
Non-cash investing and financing activities 40

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents of the notes to the financial statements

		Page
Note 1.	Summary of significant accounting policies	37
Note 2.	Financial risk management	51
Note 3.	Critical accounting estimates and judgements	55
Note 4.	Segment information	56
Note 5.	Revenue	57
Note 6.	Other income	58
Note 7.	Expenses	58
Note 8.	Income tax expense	59
Note 9.	Current assets – Cash and cash equivalents	61
Note 10.	Current assets – Trade and other receivables	61
Note 11.	Current assets – Inventories	63
Note 12.	Current assets – Other	63
Note 13.	Non-current assets – Receivables	64
Note 14.	Non-current assets – Other financial assets	64
Note 15.	Non-current assets – Property, plant and equipment	65
Note 16.	Non-current assets – Intangible assets	66
Note 17.	Non-current assets – Deferred tax assets	68
Note 18.	Non-current assets – Other	68
Note 19.	Current liabilities – Trade and other payables	69
Note 20.	Current liabilities – Borrowings	69
Note 21.	Current liabilities – Current tax liabilities	69
Note 22.	Current liabilities – Provisions	70
Note 23.	Non-current liabilities – Borrowings	70
Note 24.	Non-current liabilities – Deferred tax liabilities	73
Note 25.	Non-current liabilities – Provisions and other payables	73
Note 26.	Contributed equity	74
Note 27.	Treasury shares, reserves and retained profits	77
Note 28.	Dividends	79
Note 29.	Derivative financial instruments	80
Note 30.	Key management personnel disclosures	82
Note 31.	Remuneration of auditors	87
Note 32.	Contingencies	88
Note 33.	Commitments	88
Note 34.	Related party transactions	90
Note 35.	Business combinations	92
Note 36.	Subsidiaries	95
Note 37.	Deed of cross guarantee	96
Note 38.	Events occurring after the balance sheet date	98
Note 39.	Reconciliation of profit for the year to net cash flow from operating activities	98
Note 40.	Non-cash investing and financing activities	99
Note 41.	Earnings per share	99
Note 42.	Share-based payments	100

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Billabong International Limited as an individual entity (the "Company" or "parent entity") and the consolidated entity consisting of Billabong International Limited and its subsidiaries (the "Group" or "consolidated entity").

(a) Basis of preparation

The general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated and parent entity financial statements and notes of Billabong International Limited comply with International Financial Reporting Standards (IFRS).

Early adoption of standards
The Group has elected not to early apply accounting standards that are not applicable to the accounting period ended 30 June 2008.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and certain classes of property, plant and equipment.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

(b) Principals of consolidation

(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Billabong International Limited as at 30 June 2008 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(h)).

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Note 1. Summary of significant accounting policies (continued)

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Billabong International Limited. Such investments include both investments in shares issued by the subsidiaries and other parent entity interests that in substance form part of the parent entity's investment in the subsidiaries. These include investments in the form of interest-bearing loans which have been provided to subsidiaries as an additional source of long term capital. Other amounts advanced on commercial terms and conditions are included in receivables.

(ii) Employee Share Trust
The Group has formed trusts to administer the Group's Executive Performance Share Plan. The trusts are consolidated, as the substance of the relationship is that the trusts are controlled by the Group.

Shares held by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust are disclosed as treasury shares and deducted from equity.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, or borrowings repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Note 1. Summary of significant accounting policies (continued)

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and amounts collected on behalf of third parties. Revenue is recognised for the major business activities as follows:

(i) *Sale of goods*
Revenue from sale of goods is recognised when it can be reliably measured, the significant risks and rewards of ownership have passed to, and the goods been accepted by, the customer and collectibility of the related receivable is probable.

Sales terms determine when risks and rewards are considered to have passed to the customer. Given that sales terms vary between regions and customers the Group recognises some wholesale sales on shipment and others on delivery of goods to the customer, whichever is appropriate. The Group recognises retail sales at the time of sale of the goods to the customer.

(ii) *Interest income*
Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income over the discounted period.

(iii) *Royalty income*
Royalty income is recognised as it accrues.

(iv) *Agent commissions*
Revenue earned from sourcing of product on behalf of licensees is recognised net of the cost of the goods, reflecting the sourcing commission only. Sourcing commission is recognised when the goods are provided.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Note 1. Summary of significant accounting policies (continued)

A deferred tax liability is recognised in relation to a proportion of the Group's indefinite life intangibles. The tax base assumed in determining the magnitude of the deferred tax liability is the capital cost base of the assets. As the assets are indefinite life in nature it was determined the assets would not be recovered through use but rather through sale.

Tax consolidation legislation
Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2002.

The head entity, Billabong International Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Billabong International Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable or payable to other entities in the group. Details about the tax funding agreement are disclosed in note 8.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(g) Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term payables. Each lease payment is allocated between the liability and finance cost. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance lease is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 33). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term.

(h) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(q)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Note 1. Summary of significant accounting policies (continued)

Deferred consideration
When deferred contingent consideration payable becomes probable and the amount can be reliably measured the Group brings it to account. Where settlement of any part of cash consideration is deferred and recognised as a non-current liability, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate.

(i) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(j) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade receivables

All trade receivables are recognised at the date they are invoiced, initially at fair value and subsequently measured at amortised cost, and are principally on 30 day terms.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognised in the income statement within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

Other receivables is comprised of amounts receivable under a factoring arrangement and amounts due as a result of transactions outside the normal course of trading.

(l) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value.

(i) *Raw materials*
Cost is determined using the first-in, first-out (FIFO) method and standard costs approximating actual costs.

(ii) *Work in progress and finished goods*
Cost is standard costs approximating actual costs including direct materials, direct labour and an allocation of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts.

Note 1. Summary of significant accounting policies (continued)

Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost also includes the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchases.

(m) Investments and other financial assets

Classification
The Group classifies its investments in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at each reporting date.

(i) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(ii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and an ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets.

Recognition and derecognition
Regular purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Subsequent measurement
Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit and loss' category, including interest and dividend income, are presented in the income statement within other income or other expenses in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in equity.

Impairment
The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

Note 1. Summary of significant accounting policies (continued)

(n) Derivatives and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

– hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges), or
– hedges of net investment in a foreign operation (net investment hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in note 29. Movements in the hedging reserve in shareholders' equity are shown in note 27(b). The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within 'finance costs'. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognised in profit or loss as cost of goods sold in the case of inventory.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(ii) Net investment hedges
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

(iii) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

Note 1. Summary of significant accounting policies (continued)

(o) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. These techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p) Property, plant and equipment

Land and buildings are shown at cost. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

- Buildings 20 years
- Owned and leased plant & equipment 3-20 years
- Furniture, fittings and equipment 3-20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(q) Intangible assets

(i) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised. Instead goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) *Brands*

Expenditure incurred in developing or enhancing brands is written off against operating profit in the year in which it is incurred. Brands are shown at historical cost.

Brands have a limited legal life, however the Group monitors global expiry dates and renews registrations where required. Brands recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete. Accordingly, the Directors are of the view that brands have an indefinite life.

Brands are tested annually for impairment and carried at cost less accumulated impairment losses.

Note 1. Summary of significant accounting policies (continued)

(iii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated contractual lives (three to five years). Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(r) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or other expenses.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(u) Provisions

Provisions for restoration, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

(v) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are

Note 1. Summary of significant accounting policies (continued)

discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) *Termination benefits*
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(iv) *Profit-sharing and bonus plans*
The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(w) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(x) Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at balance date.

(y) Earnings per share

(i) *Basic earnings per share*
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) *Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(z) Employee and executive share plans

Equity-based compensation benefits are provided to employees via the Billabong Executive Incentive Option Plan, an employee share scheme and the Billabong Executive Performance Share Plan.

No options have been granted to employees under the Billabong Executive Incentive Option Plan since August 2002 and, as it is intended that the Executive Performance Share Plan replace the Billabong Executive Incentive Option Plan, it is not envisaged that any further options will be granted under this plan. For options already granted under the plan, no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefit expense with a corresponding increase in equity when the employees become entitled to the shares.

The fair value of equity instruments granted under the Billabong Executive Performance Share Plan is recognised as an employee benefit expense over the period during which the employees become unconditionally entitled to the

Note 1. Summary of significant accounting policies (continued)

instruments. There is a corresponding increase in equity, being recognition of an option reserve. Once the employees become unconditionally entitled to the instruments the option reserve is set-off against the treasury shares vested. The fair value of equity instruments granted is measured at grant date and is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted.

To facilitate the operation of the Billabong Executive Performance Share Plan third party trustees are used to administer the trusts which hold shares allocated under the plan. CPU Share Plans Pty Ltd and CRS Nominees Ltd are third party trustees for the Billabong Executive Performance Share Plan – Australia trust (for Australian employees) and the Billabong Executive Performance Share Plan trust (for non-Australian employees) respectively. As the trusts were established by the Company for the benefit of the consolidated entity, through the provision of a component of the consolidated entities executive remuneration, the trusts are consolidated in the consolidated entity.

Current equity based instruments granted under the Billabong Executive Performance Share Plan include performance shares and conditional rights. Both performance shares and conditional rights are subject to performance hurdles. Through contributions to the trusts the consolidated entity purchases shares of the Company on market to underpin performance shares and conditional rights issued. The shares are recognised in the balance sheet as treasury shares. Treasury shares are excluded from the weighted average number of shares used as the denominator for determining basic earnings per share and net tangible asset backing per share. The performance shares and conditional rights of the Billabong Executive Performance Share Plan are treated as potential ordinary shares for the purposes of diluted earnings per share.

The Company incurs expenses on behalf of both trusts. These expenses are in relation to administration costs of the trusts and are recorded in the income statement as incurred.

(aa) Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially recognised less cumulative amortisation, where appropriate.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

Change in accounting policy in the prior year
This represents a new accounting policy in the prior year following the change to AASB 139, however there was no impact on the parent entity or consolidated entity financial statements or the earnings per share disclosed in note 41.

(bb) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

Note 1. Summary of significant accounting policies (continued)

(cc) Rounding of amounts

The Company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

(dd) Change in accounting policy

The policy of accounting for employee and executive share plans for the parent entity was adopted for the first time in the current financial year. In previous reporting periods, the full amount of the employee and executive share plan was only recognised on the consolidated option reserve, as the parent entity has no employees but grants rights to its equity instruments directly to its subsidiary's employees.

The policy was changed following the release of AASB Interpretation 11 *Group and Treasury Share Transactions*. The new policy has been applied retrospectively and comparative information in relation to the 2007 financial year has been restated accordingly. The following adjustments were made as at 30 June 2007 and 1 July 2006:

	Parent entity			
	1 July 2006 Restated $'000	30 June 2007 * $'000	Increase / (Decrease) $'000	30 June 2007 Restated $'000
Balance sheet (extract)				
Other financial assets – shares in controlled entities at cost	4,336	4,336	5,027	9,363
Net assets	**367,349**	**477,160**	**5,027**	**482,187**
Option reserve	4,336	4,336	5,027	9,363
Total equity	**367,349**	**477,160**	**5,027**	**482,187**

* The 2007 amounts are after correction of the 1 July 2006 balance.

There was no impact on the consolidated financial statements of the Group or the earnings per share disclosed in note 41.

(ee) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2008 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below:

(i) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8
AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting for companies generally, as it requires adoption of a 'management approach' to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group has not yet decided when to adopt AASB 8. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, at this stage, it is not expected to affect any of the amounts recognised in the financial statements.

(ii) Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]
The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and - when adopted - will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on the financial report of the Group, as the Group already capitalises borrowing costs relating to qualifying assets.

Note 1. Summary of significant accounting policies (continued)

(iii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101
A revised AASB 101 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. The Group intends to apply the revised standard from 1 July 2009.

(iv) Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127
Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after 1 July 2009, but may be applied earlier. The Group will apply the revised standards from 1 July 2009. The new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether the Group will enter into any business combinations or other transactions that affect the level of ownership held in the controlled entities in the year of initial application. For example, under the new rules:

- all payments (including contingent consideration) to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments subsequently remeasured at fair value through the income statement;
- all transaction costs will be expensed.

(v) AASB 2008-1 Amendments to Australian Accounting Standard - Share-based Payments: Vesting Conditions and Cancellations
AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009. The Group is still evaluating the impact of this amendment.

(vi) AASB 2008-2 Amendments to Australian Accounting Standards – Puttable Financial Instruments and Obligations Arising on Liquidation [AASB 7, AASB 101, AASB 132, AASB 139 and Interpretation 2]
The amendments made by AASB 2008-2 in March 2008 relate to puttable financial instruments and instruments that require the entity to pay the holder a pro-rata share of the entity's net assets on liquidation. The revised standards have to be applied from 1 January 2009. Under the revised rules, the relevant instruments will be classified as equity if certain conditions are satisfied. As the Group has not issued any such instruments, the amendments will not have any effect on the Group's or the parent entity's financial statements.

(vii) Amendments to IFRS 1 and IAS 27 Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
In May 2008, the IASB made amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after 1 January 2009. Amendments to the corresponding Australian Accounting Standards are expected to be issued shortly. The Group will apply the revised rules from 1 July 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary's fair value.

(viii) Improvements to IFRSs
In May 2008, the IASB issued a number of improvements to existing International Financial Reporting Standards. The amendments will generally apply to financial reporting periods commencing on or after 1 January 2009, except for some changes to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations regarding the sale of the controlling interest in a subsidiary which will apply from 1 July 2009. We expect the AASB to make the same changes to Australian Accounting Standards shortly. The Group will apply the revised standards from the relevant application dates.

Note 1. Summary of significant accounting policies (continued)

(ix) IFRIC Interpretation 16 Hedges of a Net Investment in a Foreign Operation
IFRIC Interpretation 16 was issued in July 2008 and applies to reporting periods commencing on or after 1 October 2008. The interpretation clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The Group is still evaluating the impact of this interpretation.

(x) Amendment to IAS 39 Financial Instruments: Recognition and Measurement
On 31 July 2008 the IASB issued an amendment to IAS 39, Eligible Hedged Items. It is effective for accounting periods beginning on or after 1 July 2009 and must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group is currently reviewing its hedging transactions to determine whether there will be an impact on the financial report when the standard is first applied.

Note 2. Financial risk management

The Group's activities expose it to a variety of financial risks; market risk (including currency risk and cash flow interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures. Derivatives are used exclusively for hedging purposes and not for trading or speculative purposes.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to United States Dollars.

Foreign currency transaction risk arises when assets and liabilities, and forecasted purchases and sales are denominated in a currency other than the functional currency of the respective entities. As sales are mainly denominated in the respective local currency which is the functional currency, the major transactional exposure is in relation to inventory purchases which are typically denominated in United States Dollars. The risk is measured using sensitivity analysis and cash flow forecasting.

Forward contracts are used to manage foreign exchange risk. The Group's risk management policy is for each region to hedge greater than 80% of forecast foreign denominated inventory purchases for the upcoming season. Further hedges can be executed following receipt of customer orders. All hedges of projected purchases qualify as "highly probable" forecast transactions for hedge accounting purposes. The Group has, as outlined in note 29, forward exchange contracts designated as cash flow hedges.

The carrying amounts of the Group's and parent entity's financial assets and liabilities that are denominated in Australian Dollars and significant foreign currency (figures in Australian Dollars), are set out below:

		Consolidated		Parent entity	
	Notes	**2008 $'000**	2007 $'000	**2008 $'000**	2007 $'000
Australian Dollars					
Cash and cash equivalents	9	19,866	8,662	43	160
Trade and other receivables	10, 13	46,758	45,546	225,373	172,551
Borrowings	20, 23	(115,907)	(101,060)	(315,992)	(132,737)
Trade and other payables	19	(24,498)	(21,214)	(518)	(788)
		(73,781)	(68,066)	(91,094)	39,186
United States Dollars					
Cash and cash equivalents	9	68,169	70,841	---	---
Trade and other receivables	10, 13	99,027	114,433	---	---
Borrowings	20, 23	(248,223)	(191,082)	---	---
Trade and other payables	19	(94,176)	(79,472)	---	---
		(175,203)	(85,280)	---	---
European Euros					
Cash and cash equivalents	9	11,975	8,277	---	---
Trade and other receivables	10, 13	71,481	54,539	---	---
Borrowings	20, 23	(81,735)	(46,339)	---	---
Trade and other payables	19	(42,270)	(31,692)	---	---
		(40,549)	(15,215)	---	---
Other					
Cash and cash equivalents	9	28,467	25,432	---	---
Trade and other receivables	10, 13	93,091	72,726	73,262	32,874
Borrowings	20, 23	(37,441)	(28,875)	---	---
Trade and other payables	19	(32,978)	(19,848)	---	---
		51,139	49,435	73,262	32,874

Note 2. Financial risk management (continued)

Sensitivity analysis
The majority of the carrying amounts of the Group's financial assets and liabilities are denominated in the functional currency of the relevant subsidiary and thus there is no foreign exchange exposure. The majority of foreign exchange exposure as at 30 June 2008 relates to intragroup monetary assets or liabilities, which whilst these intragroup assets or liabilities are eliminated on group consolidation there is an exposure at balance date which is recognised in the consolidated income statement as unrealised foreign exchange gains or losses. This is because the monetary item represents a commitment to convert one currency into another and exposes the Group to a gain or loss through currency fluctuations.

At 30 June 2008 had the Australian Dollar as at 30 June 2008 weakened / strengthened by 10% against the United States Dollar with all other variables held constant, post-tax profit for the year would have been $0.5 million higher / $0.4 million lower (2007: $5.3 million higher / $4.3 million lower), mainly as a result of intragroup monetary assets or liabilities as at 30 June 2008. Profit is less sensitive to movements in the Australian Dollar / United States Dollar in 2008 than 2007 because of decreased amounts of intragroup monetary assets or liabilities and decreased amounts of United States Dollar assets or liabilities in non-United States Dollar functional currency entities as at 30 June 2008 compared to as at 30 June 2007. Equity (excluding the effect to the Foreign Currency Translation Reserve of translating the United States of America operations' net assets/equity to Australian Dollars) would have been $6.6 million higher / $6.6 million lower (2007: $9.8 million higher / $8.8 million lower). The Group's exposure to other foreign exchange movements as at 30 June 2008 is not material.

The parent entity does not have any exposure to the United States Dollar as at 30 June 2008 or 30 June 2007. At 30 June 2008 the parent entity had exposure to the South African Rand. At 30 June 2008 had the Australian Dollar as at 30 June 2008 weakened / strengthened by 10% against the South African Rand with all other variables held constant, post-tax profit for the year would have been $3.3 million higher / $2.7 million lower (2007: $nil higher / $nil lower). Profit is more sensitive to movements in the Australian Dollar / South African Rand in 2008 than 2007 because of the creation of intragroup monetary assets due to the acquisition of the South African licensee in the year ended 30 June 2008 compared to as at 30 June 2007. Equity would have been $3.3 million higher / $2.7 million lower (2007: $nil higher / $nil lower). The parent entity's exposure to other foreign exchange movements as at 30 June 2008 is not material.

(ii) Cash flow interest rate risk
Other than cash deposits at call the Group has no significant interest-bearing assets, therefore the Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. In certain circumstances the Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite; ensuring optimal hedging strategies are applied, by either positioning the balance sheet or protecting interest expense through different interest rate cycles.

As at the reporting date, the Group had the following variable rate borrowings and interest rate swap contracts outstanding:

	2008 $'000	2007 $'000
Bank loans and cash advance facilities	477,087	358,355
Interest rate swaps (notional principal amount)	(182,368)	(17,739)
Net exposure to interest rate risk	294,719	340,616

An analysis by maturities is provided in (c) below and a summary of the terms and conditions is in note 23.

Sensitivity analysis
At 30 June 2008 if interest rates had changed by - / + 50 basis points from the year-end rates with all other variables held constant, post-tax profit for the year would not have been affected (2007: $nil). Equity would have been $1.4 million lower/higher (2007: $0.1 million lower/higher) mainly as a result of an increase / decrease in the fair value of the cash flow hedges as at 30 June 2008.

Note 2. Financial risk management (continued)

(b) Credit risk

Credit risk represents the loss that would be recognised if a counterparty failed to perform as contracted. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

The Group has no significant concentrations of credit risk.

Derivative counterparties and cash deposits are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their financial position, past experience and other factors. Credit limits are set for each individual customer in accordance with parameters set by the Board. These credit limits are regularly monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. Sales to retail customers are settled in cash or using major credit cards, mitigating credit risk.

Credit risk further arises in relation to financial guarantees given to certain parties. Such guarantees are only provided in exceptional circumstances and are subject to specific Board approval.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The vast majority of cash at bank and short-term bank deposits are held with banks with at least a credit rating of 'A'. Derivative counterparties have a credit rating of at least 'A'. The vast majority of trade receivables are with existing customers (who have been customers for at least six months) with no defaults in the past (for further information about impaired trade receivables and past due but not impaired receivables refer to note 10).

Note 2. Financial risk management (continued)

(c) Liquidity risk

Due to the financial liabilities within the Group and parent entity, the Group and parent entity are exposed to liquidity risk, being the risk of encountering difficulties in meeting such obligations. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to closeout market positions. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available. Refer to note 23(e) for information in regards to the Group's and parent entity's financing arrangements. Refer to note 26(h) for information in regards to the Group's and parent entity's capital management strategy.

The tables below analyse the Group's and the parent entity's financial liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. For net settled and gross settled derivatives the cash flows have been estimated using spot interest rates applicable at the reporting date.

Consolidated - 2008	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	189,942	---	---	---	---	189,942	189,942
Fixed rate debt	1,198	1,021	1,625	2,995	64	6,903	6,219
Variable rate debt	18,708	12,998	478,442	---	---	510,148	477,087
Net settled (interest rate swaps) derivatives	999	947	1,893	1,405	---	5,244	1,564
Net variable rate debt	210,847	14,966	481,960	4,400	64	712,237	674,812
Gross settled derivatives							
- (inflow)	(96,633)	(27,434)	---	---	---	(124,067)	---
- outflow	99,832	28,177	---	---	---	128,009	3,071
	3,199	743	---	---	---	3,942	3,071

As of 17 July 2008 a new $600 million Syndicated Revolving Multi-Currency Facility was entered into by the Group. This new facility is due for roll-over prior to 1 July 2010 and 1 July 2011. The facility is structured as an unsecured multi-currency facility with a two year and three year tranche of $300 million each. The facility replaces the Group's previous secured facilities (refer to note 23 for the Group's secured facilities as at 30 June 2008) and provides additional liquidity to the Group.

Consolidated - 2007	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	149,169	---	---	---	---	149,169	149,169
Fixed rate debt	1,454	1,454	2,289	4,803	84	10,084	9,001
Variable rate debt	12,558	12,615	367,442	---	---	392,615	358,355
Net settled (interest rate swaps) derivatives	(162)	(162)	(193)	---	---	(517)	(503)
Net variable rate debt	163,019	13,907	369,538	4,803	84	551,351	516,022
Gross settled derivatives							
- (inflow)	(86,137)	(19,007)	---	---	---	(105,144)	---
- outflow	88,433	19,231	---	---	---	107,664	2,766
	2,296	224	---	---	---	2,520	2,766

Note 2. Financial risk management (continued)

Parent entity - 2008	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	518	—	—	—	—	518	518
Variable rate debt	12,634	12,825	135,547	48,166	200,692	409,864	315,992

Parent entity - 2007	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	788	—	—	—	—	788	788
Variable rate debt	4,655	4,388	106,913	7,857	32,737	156,550	132,737

(d) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Certain financial instruments such as derivatives are valued using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of borrowings is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates that are available to the Group for similar financial instruments. Refer to note 13(b) and 23(g) for further information.

Note 3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated impairment of goodwill and indefinite life intangibles
The Group tests annually whether goodwill and indefinite life intangibles have suffered any impairment, in accordance with the accounting policy stated in note 1(i). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates and judgements. Assumptions used in impairment testing are detailed in note 16.

Deferred contingent consideration
In relation to certain acquisitions that have been made by the Group, deferred contingent consideration may be payable in cash if certain specific conditions are achieved. When the deferred contingent consideration payable becomes probable and the amount can be reliably measured the Group brings it to account (refer note 35). The calculation of the payable for each acquisition requires the use of estimates and judgements which are reviewed at each reporting period.

Note 4. Segment information

(a) Description of segments

The Group is organised on a global basis into the following geographical segments. Each segment's areas of operation are the wholesaling and retailing of surf, skate and snow apparel and accessories.

Australasia
This segment includes Australia, New Zealand, Japan, South Africa, Singapore, Malaysia and Indonesia.

Americas
This segment includes the United States of America, Canada, Brazil, Peru and Chile.

Europe
This segment includes France, Germany, England, Spain, Italy, the Netherlands, Belgium and Austria.

Rest of the World
This segment relates to royalty receipts from third party operations.

(b) Primary reporting format – geographical segments

2008	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	412,693	620,487	314,438	—	1,347,618
Other revenue, including interest revenue	2,963	1,653	332	1,853	6,801
Total segment revenue	415,656	622,140	314,770	1,853	1,354,419
Segment result	110,081	112,013	68,004	1,853	291,951
Add/(Less): inter-company royalties and sourcing fees	130,983	(82,749)	(48,234)	—	—
Less: depreciation and amortisation	(8,360)	(10,653)	(8,202)	—	(27,215)
Less: interest (expense)/income (net)	(5,378)	(9,539)	(4,257)	—	(19,174)
Profit before income tax	227,326	9,072	7,311	1,853	245,562
Consolidated profit before income tax					245,562
Less: income tax expense					(69,293)
Consolidated profit for the year					176,269
Segment assets	1,159,499	681,758	234,760	—	2,076,017
Elimination					(450,556)
Total assets					1,625,461
Segment liabilities	68,333	86,331	68,424	—	223,088
Elimination					(278,693)
Unallocated liabilities					885,963
Total liabilities					830,358
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	77,348	114,714	19,862	—	211,924
Impairment of inventories	157	244	6,062	—	6,463
Impairment of trade receivables	123	853	2,817	—	3,793

Note 4. Segment information (continued)

2007	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	353,628	604,567	264,716	---	1,222,911
Other revenue, including interest revenue	2,696	1,305	---	3,601	7,602
Total segment revenue	356,324	605,872	264,716	3,601	1,230,513
Segment result	93,223	111,948	50,310	3,601	259,082
Add/(Less): inter-company royalties and sourcing fees	108,409	(74,371)	(34,038)	---	---
Less: depreciation and amortisation	(5,920)	(9,226)	(6,632)	---	(21,778)
Less: interest (expense)/income (net)	(3,970)	(9,428)	(2,092)	---	(15,490)
Profit before income tax	191,742	18,923	7,548	3,601	221,814
Consolidated profit before income tax					221,814
Less: income tax expense					(54,207)
Consolidated profit for the year					167,607
Segment assets	1,031,315	602,760	183,263	---	1,817,338
Elimination					(426,760)
Total assets					1,390,578
Segment liabilities	43,845	117,946	59,409	---	221,200
Elimination					(252,358)
Unallocated liabilities					662,053
Total liabilities					630,895
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	34,293	29,705	16,836	---	80,834
Impairment of inventories	54	1,250	2,707	---	4,011
Impairment of trade receivables	134	356	2,518	---	3,008

(c) Secondary reporting format – business segments

The consolidated entity operates predominately in one business segment being the surf, skate and snow apparel and accessories market.

Note 5. Revenue

	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
From continuing operations				
Sales revenue				
Sale of goods	1,347,618	1,222,911	---	---
Royalties	1,853	3,601	---	---
	1,349,471	1,226,512	---	---
Other revenue				
Interest	4,699	3,432	23,577	17,079
Dividends	---	---	40,876	51,046
Other	249	569	---	---
Gain on transfer of subsidiaries to consolidated entity	---	---	---	140,708
	4,948	4,001	64,453	208,833
Total revenue	1,354,419	1,230,513	64,453	208,833

Note 6. Other income

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Foreign exchange gains	---	---	---	443
Other	---	671	---	---
	---	671	---	443

Note 7. Expenses

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Profit before income tax includes the following specific expenses:				
Expenses				
Cost of goods sold	608,040	570,979	---	---
Selling, general and administrative expenses	399,411	355,483	1,733	763
Employee benefits expense (included in the amounts above)	173,279	141,834	---	---
Depreciation				
Buildings	472	448	---	---
Plant and equipment	25,360	19,738	---	---
Plant and equipment under finance lease	1,278	1,209	---	---
Total depreciation	27,110	21,395	---	---
Amortisation of finite life intangible assets	105	383	---	---
Interest and finance charges				
Interest expense	23,873	18,922	20,185	9,329
Other borrowing costs	1,113	564	1,113	564
Total interest and finance charges	24,986	19,486	21,298	9,893
Net loss on disposal of property, plant and equipment	211	72	---	---
Foreign exchange losses	1,020	2,987	15,888	---
Rental expense relating to operating leases				
Minimum lease payments	43,296	30,500	---	---
Contingent rentals	885	1,066	---	---
Total rental expense relating to operating leases	44,181	31,566	---	---
Impairment of other assets				
Inventories	6,463	4,011	---	---
Trade receivables	3,793	3,008	---	---

Note 8. Income tax expense

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
(a) Income tax expense/(benefit)				
Current tax	62,073	83,930	(3,042)	787
Deferred tax	3,017	(22,314)	(4,109)	(292)
Adjustments for current tax of prior periods	4,203	(7,409)	4,000	(6,475)
	69,293	54,207	(3,151)	(5,980)
Deferred income tax (revenue)/expense included in income tax expense/(benefit) comprises:				
Decrease/(increase) in deferred tax assets (note 17)	791	(15,842)	(4,468)	(292)
(Decrease)/increase in deferred tax liabilities (note 24)	2,226	(6,472)	359	---
	3,017	(22,314)	(4,109)	(292)
(b) Numerical reconciliation of income tax expense/(benefit) to prima facie tax payable				
Profit from continuing operations before income tax expense	245,562	221,814	25,534	198,620
Tax at the Australian tax rate of 30% (2007 – 30%)	73,669	66,544	7,660	59,586
Tax effect of amounts which are not deductible/ (taxable) in calculating taxable income:				
Net exempt income	(12,647)	(4,912)	(2,548)	(42,542)
Non-taxable dividends	---	---	(12,263)	(15,314)
Entertainment	368	274	---	---
Sundry items	(665)	(1,659)	—	(1,235)
Non-deductible/(taxable) permanent differences	3,079	701	---	---
	63,804	60,948	(7,151)	495
Difference in overseas tax rates	1,795	1,366	---	---
Under/(over) provision in prior years	4,203	(7,409)	4,000	(6,475)
Prior year tax losses previously not recognised	(509)	(698)	---	---
Income tax expense/(benefit)	69,293	54,207	(3,151)	(5,980)
(c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit but directly debited/(credited) to equity				
Net deferred tax – credited (note 17, 24)	1,827	(1,249)	---	—
	1,827	(1,249)	—	—
(d) Tax losses				
Unused tax losses for which no deferred tax asset has been recognised	1,543	---	---	---
Potential tax benefit @ 30%	463	—	---	---

All unused tax losses were incurred by entities that are not part of the Australian tax consolidated group.

Note 8. Income tax expense (continued)

(e) Tax consolidation legislation

Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2002. The accounting policy in relation to this legislation is set out in note 1(f).

On adoption of the tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Billabong International Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Billabong International Limited for any current tax payable assumed and are compensated by Billabong International Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Billabong International Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables (note 34).

The income tax expense for the financial year is $69.3 million (2007: $54.2 million), an effective tax rate of 28.2% (2007: 24.4%).

The following one-off items had a significant impact in determining the prior year's income tax expense for the Group:

(a) Intra-group royalties – as part of a continuing comprehensive review the Group has made a number of changes to its intra-group royalties. In relation to royalties received from the USA a bilateral Advanced Pricing Agreement (APA) has been entered into with both the Australian Tax Office (ATO) and the United States Internal Revenue Service (US IRS) covering the period 1 July 2005 to 30 June 2010. A similar process is underway with the French Taxation Authority (FTA) in France. The total tax benefit that was recognised in the financial year ended 30 June 2007 was $10.8 million. Of the total tax benefit, $7.5 million related to the 30 June 2007 financial year ($4.8 million in respect of North America; $2.7 million in respect of Europe) and $3.3 million (all in respect of North America) related to the 30 June 2006 financial year;

(b) Timing of recognition of royalty income – a revision of the Group's method for recognising royalty income earned for income tax purposes from a cash to accruals basis resulted in a non-recurring benefit of $4.5 million in the 30 June 2007 financial year. This benefit has been fully recognised in the 30 June 2007 financial year.

Excluding all non-recurring ($4.5 million) and prior year ($3.3 million) taxation benefits mentioned above, the Group's effective tax rate would have been 28.0% for the financial year ended 30 June 2007.

Note 9. Current assets - Cash and cash equivalents

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Cash at bank and in hand	89,969	70,660	43	160
Deposits at call	38,508	42,552	—	—
	128,477	113,212	43	160

(a) Reconciliation to cash at the end of the year

The above figures are reconciled to cash at the end of the financial year as shown in the consolidated cash flow statement as follows:

Balances as above	128,477	113,212	43	160
Bank overdrafts (note 20)	(2,625)	---	---	---
	125,852	113,212	43	160

(b) Interest rate risk exposure

The Group's and parent entity's exposure to interest rate risk is discussed in note 2.

Note 10. Current assets – Trade and other receivables

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Trade receivables	300,313	252,023	---	---
Provision for impairment of receivables	(16,033)	(16,127)	---	---
	284,280	235,896	---	---
Recoverables from controlled entity – tax related	---	---	19,318	11,093
Receivables from controlled entities	—	---	4,355	1,760
Other receivables	18,400	38,473	---	---
	302,680	274,369	23,673	12,853

(a) Impaired trade receivables

As at 30 June 2008 current trade receivables of the Group with a nominal value of $17.3 million (2007: $16.8 million) were impaired. The amount of the provision was $16.0 million (2007: $16.1 million). The individually impaired receivables mainly relate to retailers, which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered.

The ageing of these receivables is as follows:

	Consolidated	
	2008	2007
	$'000	$'000
Up to 3 months	4,882	4,925
3 to 6 months	2,306	2,710
Over 6 months	10,151	9,147
	17,339	16,782

Movements in the provision for impairment of receivables are as follows:

	Consolidated	
	2008	2007
	$'000	$'000
At 1 July	16,127	12,964
Provision for impairment recognised during the year	4,237	7,728
Receivables written off during the year	(3,793)	(3,008)
Exchange differences	(538)	(1,557)
At 30 June	16,033	16,127

Note 10. Current assets – Trade and other receivables (continued)

The creation and release of the provision for impaired receivables has been included in 'other expenses' in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

There were no impaired trade receivables for the parent entity in 2008 or 2007.

(b) Past due but not impaired
As of 30 June 2008, trade receivables of $55.6 million (2007: $46.6 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated	
	2008	2007
	$'000	$'000
Up to 3 months	30,039	31,479
3 to 6 months	14,672	9,012
Over 6 months	10,899	6,091
	55,610	46,582

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

(c) Other receivables
This amount includes $13.2 million (2007: $30.7 million) relating to amounts recoverable under a debtor factoring arrangement. Other amounts generally arise from transactions outside the usual operating activities of the consolidated entity. Collateral is not normally obtained.

North American subsidiaries of the parent entity assign a portion of their accounts receivable to a factor under an agreement which continues on an annual basis. All credit risk passes to the factor at the time of assignment, such that the North American subsidiaries of the parent entity have no further exposure to default by the trade debtors. The subsidiaries may request advances on the net sales factored at any time before their maturity date which reduces the amounts owed by the factor to the North American subsidiaries per the agreement. The factor charges a commission on the net sales factored, and interest on any advances at prime rate.

Maximum advances under the factoring agreement are not to exceed 90% of eligible accounts receivable. Obligations due to the factor under the factoring agreement are collateralised by a continuing security interest in the factored receivables of the subsidiaries. At 30 June 2008 management believes all financial covenants had been met.

(d) Foreign exchange and interest rate risk
Information about the Group's and the parent entity's exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in note 2.

(e) Fair value and credit
Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. The Group does not hold any collateral as security. Refer to note 2 for more information on the risk management policy of the Group and the credit quality of the entity's trade receivables.

Note 11. Current assets – Inventories

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Raw materials and stores – at cost	2,720	1,781	—	—
Work in progress – at cost	6,245	7,321	—	—
Finished goods				
- at cost	179,365	150,528	—	—
- at net realisable value	21,371	12,203	—	—
	209,701	171,833	—	—

(a) Inventory expense

Inventories recognised as an expense during the year ended 30 June 2008 amounted to $601.5 million (2007: $567.0 million). Write-downs of inventories to net realisable value recognised as an expense during the year ended 30 June 2008 amounted to $6.5 million (2007: $4.0 million). The expense has been included in 'cost of goods sold' in the income statement.

Note 12. Current assets - Other

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Prepayments	17,724	13,813	506	275
Derivative financial assets (note 29)	835	291	—	—
	18,559	14,104	506	275

(a) Risk exposure

Information about the Group's and the parent entity's exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

Note 13. Non-current assets - Receivables

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Receivables from controlled entities - loans	---	---	272,007	189,617
Receivables from controlled entities - other	---	---	2,951	2,951
Other receivables from other related parties	---	5,607	---	---
Other receivables	7,677	7,268	4	4
	7,677	12,875	274,962	192,572

Non-current assets pledged as security
Refer to note 23 for information on non-current assets pledged as security by the parent entity or its controlled entities.

(a) Impaired receivables and receivables past due
None of the non-current receivables are impaired or past due but not impaired.

(b) Fair values
The fair values and carrying values of non-current receivables are as follows:

	2008		2007	
	Carrying amount	**Fair value**	Carrying amount	Fair value
Consolidated				
Other receivables	7,677	7,677	12,875	12,277

Parent entity
The fair values equal the carrying values of non-current receivables.

The fair values are based on cash flows discounted using a current lending rate.

(c) Risk exposure
Information about the Group's and the parent entity's exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

Note 14. Non-current assets – Other financial assets

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Shares in controlled entities at cost (note 36)	---	---	259,377	255,791
Other investments – loans to subsidiaries	---	---	154,887	154,887
	---	---	414,264	410,678

Non-current assets pledged as security
Refer to note 23 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Other investments
Represents parent entity interest in subsidiaries as described in note 1(b)(i).

Note 15. Non-current assets – Property, plant and equipment

Consolidated	Land and buildings $'000	Furniture, fittings and equipment $'000	Leased plant & equipment $'000	Total $'000
At 1 July 2006				
Cost	29,020	91,775	13,365	134,160
Accumulated depreciation	(1,084)	(38,142)	(2,273)	(41,499)
Net book amount	27,936	53,633	11,092	92,661
Year ended 30 June 2007				
Opening net book amount	27,936	53,633	11,092	92,661
Additions	---	43,050	297	43,347
Disposals	---	(1,674)	---	(1,674)
Depreciation charge	(448)	(19,738)	(1,209)	(21,395)
Exchange differences	(843)	(4,070)	(1,035)	(5,948)
Closing net book amount	26,645	71,201	9,145	106,991
At 30 June 2007				
Cost	28,067	125,352	12,384	165,803
Accumulated depreciation	(1,422)	(54,151)	(3,239)	(58,812)
Net book amount	26,645	71,201	9,145	106,991

Consolidated	Land and buildings $'000	Furniture, fittings and equipment $'000	Leased plant & equipment $'000	Total $'000
Year ended 30 June 2008				
Opening net book amount	26,645	71,201	9,145	106,991
Additions	1,363	58,187	18	59,568
Disposals	---	(1,788)	(153)	(1,941)
Depreciation charge	(472)	(25,360)	(1,278)	(27,110)
Exchange differences	(452)	(3,211)	275	(3,388)
Closing net book amount	27,084	99,029	8,007	134,120
At 30 June 2008				
Cost	29,007	173,250	12,254	214,511
Accumulated depreciation	(1,923)	(74,221)	(4,247)	(80,391)
Net book amount	27,084	99,029	8,007	134,120

Parent entity
Billabong International Limited does not hold any property, plant and equipment.

Non-current assets pledged as security
Refer to note 23 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 16. Non-current assets – Intangible assets

Consolidated	Goodwill	Indefinite life		Finite life	Total
		Brands	Other		
	$'000	$'000	$'000	$'000	$'000
At 1 July 2006					
Cost	102,666	557,754	2,653	3,961	667,034
Accumulated amortisation	(10,207)	---	---	(2,572)	(12,779)
Net book amount	92,459	557,754	2,653	1,389	654,255
Year ended 30 June 2007					
Opening net book amount	92,459	557,754	2,653	1,389	654,255
Additions	19,752	1,260	2,686	---	23,698
Amortisation charge	---	---	---	(383)	(383)
Exchange differences	(6,487)	(10,404)	(283)	(292)	(17,466)
Closing net book amount	105,724	548,610	5,056	714	660,104
At 30 June 2007					
Cost	115,939	548,610	5,056	3,613	673,218
Accumulated amortisation	(10,215)	---	---	(2,899)	(13,114)
Net book amount	105,724	548,610	5,056	714	660,104

Consolidated	Goodwill	Indefinite life		Finite life	Total
		Brands	Other		
	$'000	$'000	$'000	$'000	$'000
Year ended 30 June 2008					
Opening net book amount	105,724	548,610	5,056	714	660,104
Additions	144,895	7,143	3,185	110	155,333
Amortisation charge	---	---	---	(105)	(105)
Exchange differences	(6,840)	(7,856)	256	5	(14,435)
Closing net book amount	243,779	547,897	8,497	724	800,897
At 30 June 2008					
Cost	253,877	547,897	8,497	3,467	813,738
Accumulated amortisation	(10,098)	---	---	(2,743)	(12,841)
Net book amount	243,779	547,897	8,497	724	800,897

Amortisation charge of $0.1 million (2007: $0.4 million) has been included in 'other expenses' in the income statement.

Parent entity
Billabong International Limited does not hold any intangible assets.

(a) Impairment tests for Goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to geographical regions where operations existed at the time goodwill arose.

2008	Australasia	Americas	Europe	Total
	$'000	$'000	$'000	$'000
Goodwill				
- Billabong	69,752	63,253	8,878	141,883
- Element	---	850	---	850
- Honolua	---	5,456	---	5,456
- Kustom/Palmers	3,746	---	---	3,746
- Nixon	---	63,190	20,488	83,678
- Xcel	---	6,277	---	6,277
- Tigerlily	1,889	---	---	1,889
	75,387	139,026	29,366	243,779

Note 16. Non-current assets – Intangible assets (continued)

(a) Impairment tests for Goodwill (continued)

2007	Australasia $'000	Americas $'000	Europe $'000	Total $'000
Goodwill				
- Billabong	27,004	28,487	8,878	64,369
- Element	—	850	—	850
- Honolua	—	6,380	—	6,380
- Kustom/Palmers	3,746	—	—	3,746
- Nixon	—	23,283	7,096	30,379
	30,750	59,000	15,974	105,724

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by the Board of Directors covering a four year period and include a terminal value based upon maintainable EBITDA.

(b) Impairment tests for brands

Brands are allocated to the Group's cash-generating units (CGUs) identified according to individual brands.

Brands	Consolidated 2008 $'000	2007 $'000
Billabong	434,533	434,497
Element	25,733	25,733
Von Zipper	1,187	1,187
Kustom	10,540	10,540
Palmers	5,113	5,113
Honolua	4,385	4,385
Beachculture	853	853
Nixon	57,316	65,042
Amazon	1,094	1,260
Xcel	3,543	—
Tigerlily	3,600	—
	547,897	548,610

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by the Board of Directors covering a four year period and include a terminal value based upon maintainable EBITDA.

(c) Key assumptions used for value-in-use calculations

Pre-tax cash flow projections for CGUs with allocated goodwill are discounted using a pre-tax discount rate of 13.0% (2007: 11.0%).

Pre-tax cash flow projections for brand CGUs are discounted using a pre-tax discount rate range between 12.5% and 15.0% (2007: 12.0% and 15.0%).

These assumptions have been used for the analysis of each CGU. The discount rates used reflect specific risks relating to the relevant region of operation or the brand and are derived from the Group's weighted average cost of capital.

(d) Indefinite useful life for brands

No amortisation is provided against the carrying value of purchased brands on the basis that these assets are considered to have an indefinite useful life.

Key factors taken into account in assessing the useful life of brands were:

- The brands are well established and have experienced strong sales growth over time; and
- There are currently no legal, technical or commercial obsolescence factors applying to the brands or the products to which they attach which indicate that the life should be considered limited.

Note 17. Non-current assets – Deferred tax assets

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
The deferred tax assets balance comprises temporary differences attributable to:				
Trade and other receivables	2,898	3,820	—	—
Employee benefits	3,301	2,175	—	—
Inventories	6,698	2,409	—	—
Trade and other payables	1,405	1,221	—	—
Inter-company royalties	1,633	15,169	—	—
Other	9,151	9,548	4,760	292
Tax losses	7,077	—	—	—
Finance lease liabilities	3,023	—	—	—
Cash flow hedges (note 27)	1,807	1,029	—	—
Total deferred tax assets	36,993	35,371	4,760	292
Set-off of deferred tax assets against deferred tax liabilities pursuant to set-off provisions (note 24)	(24,985)	—	(359)	—
Net deferred tax assets	12,008	35,371	4,401	292
Movements:				
Opening balance at 1 July	35,371	22,645	292	—
Credited to the income statement (note 8)	(791)	15,842	4,468	292
Credited to equity	2,063	592	—	—
Exchange differences	326	(3,708)	—	—
Acquisition of subsidiary (note 35)	24	—	—	—
Closing balance at 30 June	36,993	35,371	4,760	292
Deferred tax assets to be recovered after more than 12 months	16,928	2,449	4,760	—
Deferred tax assets to be recovered within 12 months	20,065	32,922	—	292
	36,993	35,371	4,760	292

Note 18. Non-current assets - Other

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Prepayments	3,236	1,216	589	897
Derivative financial assets (note 29)	—	503	—	—
	3,236	1,719	589	897

Note 19. Current liabilities – Trade and other payables

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Trade payables	161,568	136,461	—	—
Other payables	28,374	12,708	518	788
Derivative financial liabilities (note 29)	3,980	3,057	—	—
	193,922	152,226	518	788

(a) Risk exposure
Information about the Group's and the parent entity's exposure to foreign exchange risk is provided in note 2.

Note 20. Current liabilities – Borrowings

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Secured				
Bank overdrafts	2,625	—	—	—
Bank loans	67	4,456	—	—
Lease liabilities (note 33)	1,731	2,058	—	—
Other loans	19	111	—	—
Total secured current borrowings	4,442	6,625	—	—
Unsecured				
Bank loans	7,453	166	—	—
Total unsecured current borrowings	7,453	166	—	—
Total current borrowings	11,895	6,791	—	—

(a) Bank loans
Bank loans represent term loans with fixed and variable interest rates.

(b) Other loans
Other loans represent term loans with fixed interest rates.

(c) Security and fair value disclosures
Details of the security relating to each of the secured liabilities, the fair value of each of the borrowings and further information on the bank loans are set out in note 23.

(d) Risk exposure
Details of the Group's exposures to risks arising from current and non-current borrowings are set out in note 2.

Note 21. Current liabilities – Current tax liabilities

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Income tax	—	2,420	—	2,015

The current year income tax balance is a receivable totalling $8.1 million and $0.3 million as shown on the consolidated balance sheet and parent entity balance sheet respectively.

Note 22. Current liabilities – Provisions

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Employee benefits	11,285	10,836	—	—

Note 23. Non-current liabilities – Borrowings

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Secured				
Bank loans	—	27	—	—
Cash advance facilities	467,104	354,028	115,300	100,000
Lease liabilities (note 33)	4,307	6,407	—	—
Other loans	—	20	—	—
Total secured non-current borrowings	471,411	360,482	115,300	100,000
Unsecured				
Bank loans	—	83	—	—
Payables to controlled entities	—	—	200,692	32,737
Total unsecured non-current borrowings	—	83	200,692	32,737
Total non-current borrowings	471,411	360,565	315,992	132,737

(a) Bank loans - Secured

Bank loans represent term loans with fixed and variable interest rates.

(b) Cash advance facilities

Cash advance facilities comprise multi-currency cash advance facilities and a USD cash advance facility, the former utilised by the Group's major regions and the latter by the North American operation only. The multi-currency facilities enable the Group to borrow in Australian dollars (AUD), either as a cash advance or a bank bill, United States dollars (USD), Euro (EUR), Great Britain pounds (GBP), Japanese Yen (YEN), New Zealand dollars (NZD) and Canadian dollars (CAD). The multi-currency facilities have funding periods of either 30 days to 185 days or 1, 2, 3, 4, 5 and 6 calendar months. Interest is payable in arrears and calculated as the benchmark reference rate plus a margin. Applicable benchmark reference rates include: London Interbank Offered.Rate (LIBOR); Bank Bill Swap Rate (BBSY); and Bank Bill Mid Market Settlement Rate (BKBM). The multi-currency facilities may be drawn at any time during the term of the facilities provided the Company or Group does not trigger an event of default. The USD cash advance facility allows USD cash advances for rolling 1, 2, 3, 4, 5 and 6 calendar month periods with interest payable in arrears and calculated as LIBOR plus a margin. The cash advance facilities are due for periodic review and roll-over prior to 31 July 2009 and 31 December 2009.

(c) Other loans

Other loans represent term loans with fixed interest rates.

(d) Assets pledged as security

The cash advance facilities and certain overdraft facilities of the Group are secured by an equitable mortgage over all assets and undertakings of the consolidated entity. Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default. The other loans are provided by software vendors and are secured against the assets to which the loans relate.

Note 23. Non-current liabilities – Borrowings (continued)

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	Notes	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
Current					
Floating charge					
Cash and cash equivalents	9	128,477	113,212	43	160
Trade and other receivables	10	302,680	274,369	23,673	12,853
Current tax receivables		8,106	—	268	—
Other current assets	11, 12	228,260	185,937	506	275
Total current assets pledged as security		667,523	573,518	24,490	13,288
Non-current					
Finance lease					
Plant and equipment	15	8,007	9,145	—	—
First mortgage					
Land and buildings	15	1,198	1,273	—	—
Floating charge					
Receivables	13	7,677	12,875	274,962	192,572
Other non-current assets	14, 15, 16, 17, 18	941,056	793,767	419,254	411,867
		948,733	806,642	694,216	604,439
Total non-current assets pledged as security		957,938	817,060	694,216	604,439
Total assets pledged as security		1,625,461	1,390,578	718,706	617,727

(e) Financing arrangements

Unrestricted access was available at balance date to the following lines of credit:

	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Credit standby arrangements				
Total facilities				
Bank overdrafts and at-call facilities	27,649	26,221	—	—
Trade finance facilities	45,018	45,342	—	—
Cash advance and other facilities	637,933	438,173	115,300	100,000
	710,600	509,736	115,300	100,000
Used at balance date				
Bank overdrafts and at-call facilities	2,625	—	—	—
Trade finance facilities	14,460	23,827	—	—
Cash advance and other facilities	467,604	354,028	115,300	100,000
	484,689	377,855	115,300	100,000
Unused at balance date				
Bank overdrafts and at-call facilities	25,024	26,221	—	—
Trade finance facilities	30,558	21,515	—	—
Cash advance and other facilities	170,329	84,145	—	—
	225,911	131,881	—	—
Bank loan facilities				
Total facilities	12,644	8,924	—	—
Used at balance date	7,521	4,732	—	—
Unused at balance date	5,123	4,192	—	—

Note 23. Non-current liabilities – Borrowings (continued)

The bank overdraft facilities may be drawn at any time and may be terminated by the bank at any time by way of written notice. Trade finance facilities, utilised by the Group for the provision of letters of credit to suppliers, may be drawn upon at any time. The trade finance facilities may be terminated by the bank at any time by way of written notice. Subject to no event of default the Group may draw on the cash advance facilities at any time over the term of the facilities.

(f) Risk exposure
Information about the Group's and parent entity's exposure to interest rate and foreign currency changes is provided in note 2.

(g) Fair value
The carrying amounts and fair values of borrowings at balance date are:

	2008		2007	
Consolidated	**Carrying amount $'000**	**Fair value $'000**	Carrying amount $'000	Fair value $'000
On-balance sheet				
Lease liabilities	6,038	5,429	8,465	7,696
	6,038	5,429	8,465	7,696

All other fair values equal the carrying values of borrowings.

Fair value is inclusive of costs which would be incurred on settlement of a liability. The fair value of the borrowings on balance sheet is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for liabilities with similar risk profiles. None of the borrowings are traded.

Parent entity
The fair values equal the carrying values of borrowings.

Note 24. Non-current liabilities – Deferred tax liabilities

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
The deferred tax liabilities balance comprises temporary differences attributable to:				
Trade and other receivables	—	1,140	—	—
Depreciation	5,095	644	—	—
Other	7,244	5,980	359	—
Intangible assets – brands	67,787	70,857	—	—
Cash flow hedges (note 27)	82	106	—	—
Total deferred tax liabilities	80,208	78,727	359	—
Set-off of deferred tax assets pursuant to set-off provisions (note 17)	(24,985)	—	(359)	—
Net deferred tax liabilities	55,223	78,727	—	—
Movements:				
Opening balance at 1 July	78,727	90,478	—	—
(Credited)/Charged to the income statement (note 8)	2,226	(6,472)	359	—
(Credited)/Charged to equity	236	(657)	—	—
Exchange differences	(1,307)	(4,622)	—	—
Acquisition of subsidiary (note 35)	326	—	—	—
Closing balance at 30 June	80,208	78,727	359	—
Deferred tax liabilities to be settled after more than 12 months	77,099	73,117	—	—
Deferred tax liabilities to be settled within 12 months	3,109	5,610	359	—
	80,208	78,727	359	—

Note 25. Non-current liabilities – Provisions and other payables

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Employee benefits	2,572	2,290	—	—
Derivative financial liabilities (note 29)	1,490	—	—	—
Other	6,413	2,285	—	—
	10,475	4,575	—	—

Note 26. Contributed equity

	Notes	Consolidated and Parent entity 2008 Shares '000	Consolidated and Parent entity 2007 Shares '000	Consolidated and Parent entity 2008 $'000	Consolidated and Parent entity 2007 $'000
(a) Share capital					
Ordinary shares					
Fully paid	(b),(d)	207,433	207,419	313,366	313,223
Other equity securities	(c),(e)	—	—	2,951	2,951
Total contributed equity		207,433	207,419	316,317	316,174

(b) Movements in ordinary share capital:

2007

Date	Details	Notes	Number of shares	$'000
1 July 2006	Opening balance		207,091,001	310,577
21 July 2006	Exercise of Element options	(e)	825	5
21 July 2006	Exercise of Element options	(e)	413	3
21 July 2006	Exercise of Element options	(e)	301	2
8 August 2006	Exercise of Element options	(e)	13,273	84
8 August 2006	Exercise of Element options	(e)	6,643	51
8 August 2006	Exercise of Element options	(e)	4,846	39
23 August 2006	Exercise of Element options	(e)	451	3
23 August 2006	Exercise of Element options	(e)	657	5
23 August 2006	Exercise of Element options	(e)	180	3
5 September 2006	Exercise of Element options	(e)	7,532	48
5 September 2006	Exercise of Element options	(e)	11,001	88
5 September 2006	Exercise of Executive Incentive Option Plan options	(f)	7,187	53
18 September 2006	Exercise of Executive Incentive Option Plan options	(f)	11,231	83
18 September 2006	Exercise of Executive Incentive Option Plan options	(f)	60,172	488
13 November 2006	Exercise of Executive Incentive Option Plan options	(f)	1,500	14
13 November 2006	Exercise of Executive Incentive Option Plan options	(f)	41,502	336
24 November 2006	Exercise of Executive Incentive Option Plan options	(f)	8,836	83
24 November 2006	Exercise of Executive Incentive Option Plan options	(f)	28,334	230
29 November 2006	Exercise of Executive Incentive Option Plan options	(f)	7,336	69
22 January 2007	Exercise of Element options	(e)	1,142	7
22 January 2007	Exercise of Element options	(e)	1,667	13
22 January 2007	Exercise of Element options	(e)	454	6
13 March 2007	Exercise of Executive Incentive Option Plan options	(f)	32,000	259
23 March 2007	Exercise of Executive Incentive Option Plan options	(f)	56,168	455
23 March 2007	Exercise of Element options	(e)	2,997	41
28 March 2007	Exercise of Executive Incentive Option Plan options	(f)	6,000	49
26 June 2007	Exercise of Element options	(e)	5,494	35
26 June 2007	Exercise of Element options	(e)	8,025	64
26 June 2007	Exercise of Element options	(e)	2,186	30
30 June 2007	Balance		207,419,354	313,223

2008

Date	Details	Notes	Number of shares	$'000
1 July 2007	Opening balance		207,419,354	313,223
27 July 2007	Exercise of Element options	(e)	413	3
27 July 2007	Exercise of Element options	(e)	603	5
27 July 2007	Exercise of Element options	(e)	164	2
14 August 2007	Exercise of Element options	(e)	330	2
14 August 2007	Exercise of Element options	(e)	359	5
24 September 2007	Exercise of Element options	(e)	5,501	44
24 September 2007	Exercise of Element options	(e)	5,993	82
30 June 2008	Balance		207,432,717	313,366

Note 26. Contributed equity (continued)

(c) Movements in other equity securities:

Date	Details	Notes	$'000
1 July 2006	Opening balance		2,951
	No options issued		---
30 June 2007	Balance		2,951
	No options issued		---
30 June 2008	Balance		2,951

(d) Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(e) Other equity securities
The amount shown for other equity securities is the value of the options issued in relation to the Element acquisition. Each option is convertible into one ordinary share. Each option is not entitled to participate in dividends or the proceeds on winding up of the Company. Options issued as part of the Element acquisition are as follows:

	Date of Issue	No. of Options Issued	Exercise price	Date of exercise
2006	11 August 2005	5,981	$13.69	10 August 2006
	11 August 2005	11,959	$13.69	10 August 2007
	11 August 2005	5,981	$13.69	10 August 2008
2005	11 August 2004	10,977	$7.99	10 August 2005
	11 August 2004	21,952	$7.99	10 August 2006
	11 August 2004	10,977	$7.99	10 August 2007
2004	10 August 2003	15,032	$6.32	9 August 2004
	10 August 2003	30,066	$6.32	9 August 2005
	10 August 2003	15,032	$6.32	9 August 2006
2003	10 August 2002	15,049	$7.70	9 August 2003
	10 August 2002	30,096	$7.70	9 August 2004
	10 August 2002	15,048	$7.70	9 August 2005

(f) Options – Executive Incentive Option Plan
Information relating to the Billabong Incentive Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 42.

(g) Employee Share Plan
Information relating to the Billabong Employee Share Plan, including details of shares issued under the scheme, during the financial year are set out in note 42.

Note 26. Contributed equity (continued)

(h) Capital Risk Management

The Group's and the parent entity's objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistently with others in the industry, the Group and the parent entity monitor capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as 'equity' as shown in the balance sheet (including minority interest) plus net debt.

During 2008, the Group's strategy, which was unchanged from 2007, was to maintain a conservative gearing ratio for the Group. The gearing ratios at 30 June 2008 and 30 June 2007 were as follows:

		Consolidated		Parent entity	
	Notes	**2008 $'000**	2007 $'000	**2008 $'000**	2007 $'000
Total borrowings	20,23	483,306	367,356	315,992	132,737
Less: cash and cash equivalents	9	(128,477)	(113,212)	(43)	(160)
Net debt		354,829	254,144	315,949	132,577
Total equity		795,103	759,683	402,196	482,187
Total capital		1,149,932	1,013,827	718,145	614,764
Gearing ratio		31%	25%	44%	22%

Note 27. Treasury shares, reserves and retained profits

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
(a) Treasury shares	(24,896)	(19,708)	—	—
Movement:				
Balance 1 July	(19,708)	(11,982)	—	—
Treasury shares held by employee share plan	(10,751)	(7,726)	—	—
Employee share scheme issue	5,563	—	—	—
Balance 30 June	(24,896)	(19,708)	—	—

Treasury shares are shares in Billabong International Limited that are held by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust for the purpose of issuing shares under the Billabong Executive Performance Share Plan (see note 42 for further information).

Date	Details	Number of shares
1 July 2006	Opening balance	980,918
	Acquisition of shares by the employee share plan trusts	522,484
30 June 2007	Balance	1,503,402
	Acquisition of shares by the employee share plan trusts	681,523
	Employee share scheme issue	(492,637)
30 June 2008	Balance	1,692,288

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
(b) Reserves				
Option reserve	6,995	9,363	12,558	9,363
Other reserves				
Foreign currency translation reserve	(38,399)	(20,138)	—	—
Cash flow hedge reserve	(3,042)	(1,802)	—	—
Total other reserves	(41,441)	(21,940)	—	—
Total reserves	(34,446)	(12,577)	12,558	9,363

Note 27. Treasury shares, reserves and retained profits (continued)

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Movements in reserves:				
Option reserve				
Balance 1 July	9,363	4,336	9,363	4,336
Share-based payment expense	3,195	5,027	3,195	5,027
Employee share scheme issue	(5,563)	---	---	---
Balance 30 June	6,995	9,363	12,558	9,363
Foreign currency translation reserve				
Balance 1 July	(20,138)	80	---	---
Net investment hedge	(10,330)	1,258	---	---
Currency translation differences arising during the year	(7,931)	(21,476)	---	---
Balance 30 June	(38,399)	(20,138)	---	---
Cash flow hedge reserve				
Balance 1 July	(1,802)	539	---	---
Revaluation – gross	(10,474)	(7,135)	---	---
Deferred tax	3,518	2,338	---	---
Transfer to inventory - gross	8,489	3,300	---	---
Deferred tax	(2,740)	(1,082)	---	---
Transfer to net profit - gross	(79)	380	---	---
Deferred tax	32	(151)	---	---
Effect of exchange rate changes	14	9	---	---
Balance 30 June	(3,042)	(1,802)	---	---

(c) Retained profits

Movements in retained profits were as follows:

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Balance 1 July	473,762	403,949	156,650	49,485
Net profit for the year	176,380	167,248	28,685	204,600
Dividends (note 28)	(112,014)	(97,435)	(112,014)	(97,435)
Balance 30 June	538,128	473,762	73,321	156,650

(d) Nature and purpose of reserves

Option reserve
The option reserve is used to record the increase in equity which corresponds to the recognition of an employee benefit expense, relating to the fair value of equity instruments granted under the Billabong Executive Performance Share Plan, over the period during which the employees become unconditionally entitled to the instruments. Once the employees become unconditionally entitled to the instruments the option reserve is set-off against the treasury shares vested.

Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(d).

Cash flow hedge reserve
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(n). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Note 28. Dividends

	Parent entity	
	2008	2007
	$'000	$'000
(a) Ordinary shares		
2007 final dividend of 27.0 cents per fully paid share paid on 16 October 2007 (2006 final dividend of 23.5 cents per fully paid share paid on 17 October 2006) Fully franked based on tax paid at 30%	56,007	48,695
2008 interim dividend of 27.0 cents per fully paid share paid on 11 April 2008 (2007 interim dividend of 23.5 cents per fully paid share paid on 10 April 2007) Fully franked based on tax paid at 30%	56,007	48,740
Total dividends paid	112,014	97,435
(b) Dividends not recognised at year end		
In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend of 28.5 cents per fully paid ordinary share (2007: 27.0 cents) fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 24 October 2008 out of retained profits at 30 June 2008, but not recognised as a liability at year end, is	59,120	56,003

Given the strong growth of the Group's international business, combined with likely increased dividends in the future, it is expected that future dividends beyond the final dividend for the year ended 30 June 2008 will be partially unfranked.

(c) Franked dividends

The franked portions of the final dividends recommended after 30 June 2008 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2009.

	Parent entity	
	2008	2007
	$'000	$'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2007: 30%)	177	5,053

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the amount of the provision for income tax;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The impact on the franking account of the dividend recommended by the Directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $25.3 million (2007: $24.0 million).

Note 29. Derivative financial instruments

	Notes	Consolidated 2008 $'000	Consolidated 2007 $'000	Parent entity 2008 $'000	Parent entity 2007 $'000
Current assets					
Forward foreign exchange contracts – cash flow hedges	12	835	291	---	---
Total current derivative financial instrument assets		835	291	---	—
Non-current assets					
Interest rate swap contracts – cash flow hedges	18	---	503	---	---
Total non-current derivative financial instrument assets		---	503	---	—
Current liabilities					
Forward foreign exchange contracts – cash flow hedges	19	3,906	3,057	---	---
Interest rate swap contracts – cash flow hedges	19	74	---	---	---
Total current derivative financial instrument liabilities		3,980	3,057	---	---
Non-current liabilities					
Interest rate swap contracts – cash flow hedges	25	1,490	---	---	---
Total current derivative financial instrument liabilities		1,490	---	---	—
Net derivative financial instruments		(4,635)	(2,263)	---	---

(a) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest and foreign exchange rates in accordance with the Group's financial risk management policies (refer to note 2).

(i) Interest rate swap contracts – cash flow hedges

The Group has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors. At balance date the notional principal amount of the interest rate swap contracts covered 74% of outstanding USD denominated cash advances. The contract requires settlement of net interest receivable or payable every three months. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

Details of the interest rate swap contracts outstanding at balance date are set out below:

Notional principal amount	Expiry	Fixed interest rate	90 day bank bill rate at 30 June 2008
$15 million USD (2007 : $15 million USD)	February 2009	3.5%	2.8% (2007: 5.4%)
$60 million USD (2007: nil)	January 2011	3.9%	2.8%
$100 million USD (2007: nil)	January 2011	3.9%	2.8%

The gain or loss from re-measuring the hedging instruments at fair value is deferred to equity in the cash flow hedge reserve, to the extent that the hedge is effective, and reclassified into profit and loss when the hedged interest expense is recognised. The ineffective portion is recognised in the income statement immediately.

At balance date the fair value of the interest rate swap contracts were USD $1.5 million derivative financial instrument liabilities (2007: USD $0.4 million derivative financial instrument asset).

Note 29. Derivative financial instruments (continued)

(ii) Forward exchange contracts – cash flow hedges
From time to time and in order to protect against exchange rate movements the Group enters into forward exchange contracts to purchase US dollars, Euro and Australian dollars. The contracts are hedging highly probable forecast purchases for the upcoming season and are timed to mature when major shipments of inventory are scheduled to arrive.

The cash flows are expected to occur at various dates within one year from the balance date. At balance date, the details of outstanding contracts are:

	Buy USD		Average exchange rate	
	2008	2007	**2008**	2007
	$'000	$'000		
0 – 6 Months				
Sell Euro	39,500	33,124	1.5040	1.3516
Sell AUD	30,000	29,600	0.8911	0.8023
Sell CAD	5,642	4,785	1.0107	0.8604
Sell BRL	—	750	—	0.4615
Sell Yen	1,925	1,000	0.0095	0.0088
Sell ZAR	2,500	—	0.1405	—
6 – 12 Months				
Sell Euro	18,700	15,000	1.5192	1.3379
Sell BRL	—	650	—	0.4734
Sell Yen	1,200	—	0.0099	—

	Buy Euro		Average exchange rate	
	2008	2007	**2008**	2007
	$'000	$'000		
0 – 6 Months				
Sell GBP	4,904	—	0.7952	—
Sell USD	1,312	—	0.6448	—
6 – 12 Months				
Sell GBP	3,758	—	0.7981	—

	Buy AUD		Average exchange rate	
	2008	2007	**2008**	2007
	$'000	$'000		
0 – 6 Months				
Sell NZD	3,800	4,000	0.8594	0.8849
Sell Yen	196	196	0.0116	0.0111
6 – 12 Months				
Sell NZD	500	500	0.8124	0.8851

Amounts disclosed above represent currency acquired measured at the contracted rate.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. When the cash flow occurs, the Group adjusts the initial measurement of the inventory recognised in the balance sheet by the related amount deferred in equity.

At balance date these contracts were net liabilities of $3.1 million (2007: $2.8 million).

(iii) Hedge of net investment in foreign entity
The foreign exchange loss of $10.3 million (2007: foreign exchange gain $1.3 million) on translation of inter-company loans to Australian dollars at reporting date is transferred to the foreign currency translation reserve, in equity (note 27). There was no ineffectiveness to be recorded from net investments in foreign entity hedges.

(b) Risk exposures
Information about the Group's and the parent entity's exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

Note 30. Key management personnel disclosures

(a) Directors
The following persons were Directors of Billabong International Limited during the financial year:

(i) Non-Executive Chairman
E.T. Kunkel

(ii) Executive Directors
D. O'Neill, Chief Executive Officer
P. Naude, General Manager, Billabong USA

(iii) Non-Executive Directors
M.A. Jackson
F.A. McDonald
G.S. Merchant
C. Paull

A.G. Froggatt was appointed to the position of Non-Executive Director on 21 February 2008.

(b) Other key management personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	*Position*	*Employer*
P. Casey ^	Group General Manager, Operations	GSM (Operations) Pty Ltd
F. Fogliato	General Manager, Billabong Europe	GSM Europe Pty Ltd
C. Kypriotis	General Manager, Billabong South Americas	GSM Brasil Ltda
S. North	General Manager, Billabong Australasia	GSM (Operations) Pty Ltd
J. Schillereff	President, Element Skateboards Inc	Element Skateboards, Inc
C. White	Chief Financial Officer	GSM (Operations) Pty Ltd

^ P. Casey resigned effective 27 November 2007.

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Short-term employee benefits	9,110	8,315	---	---
Long-term employee benefits – long service leave	27	41	---	---
Post-employment benefits	133	116	---	---
Share-based payments	1,653	2,050	---	---
	10,923	10,522	---	---

Detailed remuneration disclosures are provided in sections A – C of the remuneration report.

Note 30. Key management personnel disclosures (continued)

(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with the terms and conditions of the options, can be found in section D of the remuneration report.

(ii) Options holdings
The number of options over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2008
No options have been granted, vested or forfeited during the year ended 30 June 2008. No options are vested and unexercisable at the end of the year.

2007 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited					
D. O'Neill	8,334	---	(8,334)	---	---
P. Naude	8,334	---	(8,334)	---	---
Other key management personnel of the Group					
P. Casey	8,334	---	(8,334)	---	---
F. Fogliato	---	---	---	---	---
S. North	---	---	---	---	---
J. Schillereff	---	---	---	---	---
C. White	---	---	---	---	---

No options are vested and unexercisable at the end of the year.

Note 30. Key management personnel disclosures (continued)

(iii) Rights holdings

Details of rights provided as remuneration and shares issued on the vesting of such rights, together with the terms and conditions of the rights, can be found in section D of the remuneration report. The number of rights over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group are set out below.

2008 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited						
D. O'Neill	154,619	56,363	(65,000)	---	145,982	---
P. Naude	152,413	48,745	(65,000)	---	136,158	---
Other key management personnel of the Group						
P. Casey ^	60,864	---	(17,715)	(43,149)	---	---
F. Fogliato	45,070	27,670	(11,804)	---	60,936	---
C. Kypriotis ^^	34,186	14,347	(11,804)	---	36,729	---
S. North	60,864	28,182	(17,715)	---	71,331	---
J. Schillereff	23,865	8,399	(8,853)	---	23,411	---
C. White	82,970	32,568	(29,525)	---	86,013	---

^ P. Casey resigned effective 27 November 2007.
^^ Key management personnel from 1 July 2007.

2007 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited						
D. O'Neill	110,496	44,123	---	---	154,619	---
P. Naude	110,496	41,917	---	---	152,413	---
Other key management personnel of the Group						
P. Casey	39,957	20,907	---	---	60,864	---
F. Fogliato	26,969	18,101	---	---	45,070	---
S. North	39,957	20,907	---	---	60,864	---
J. Schillereff	16,663	7,202	---	---	23,865	---
C. White	56,822	26,148	---	---	82,970	---

Note 30. Key management personnel disclosures (continued)

(iv) Share holdings

The numbers of ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group, including their personally related entities, are set out below.

2008 Name	Balance at the start of the year	Received on the exercise of rights holdings	Received on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited					
E.T. Kunkel	94,466	---	---	---	94,466
D. O'Neill.	926,621	65,000	---	35,200	1,026,821
M.A. Jackson	228,656	---	---	---	228,656
F.A. McDonald	122,500	---	---	7,000	129,500
G.S. Merchant	31,280,444	---	---	161,739	31,442,183
P. Naude	1,866,179	65,000	---	(100,000)	1,831,179
C. Paull	2,515,867	---	---	---	2,515,867
A.G. Froggatt ^	---	---	---	---	---
Other key management personnel of the Group					
P. Casey ^^	321,419	17,715	---	(339,134)	---
F. Fogliato	118	11,804	---	---	11,922
C. Kypriotis ^^^	118	11,804	---	---	11,922
S. North	165,296	17,715	---	173,945	356,956
J. Schillereff	66,637	8,853	---	181	75,671
C. White	56,840	29,525	---	(29,525)	56,840

^ A.G. Froggatt was appointed to the position of Non-Executive Director on 21 February 2008.

^^ P. Casey resigned effective 27 November 2007 - details of P. Casey's share holdings subsequent to his resignation are not required to be disclosed.

^^^ Key management personnel from 1 July 2007.

2007 Name	Balance at the start of the year	Received on the exercise of rights holdings	Received on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited					
E.T. Kunkel	44,466	---	---	50,000	94,466
D. O'Neill	918,287	---	8,334	---	926,621
M.A. Jackson	228,656	---	---	---	228,656
F.A. McDonald	122,500	---	---	---	122,500
G.S. Merchant	31,280,444	---	---	---	31,280,444
P. Naude	1,857,845	---	8,334	---	1,866,179
C. Paull	1,733,259	---	---	782,608	2,515,867
G.M. Pemberton ^^	10,075,966	---	---	(10,075,966)	---
Other key management personnel of the Group					
P. Casey	411,218	---	8,334	(98,133)	321,419
F. Fogliato	118	---	---	---	118
S. North	135,296	---	---	30,000	165,296
J. Schillereff	46,998	---	---	19,639	66,637
C. White	56,840	---	---	---	56,840

^^ G.M. Pemberton resigned from the position of Non-Executive Director on 23 February 2007 - details of Mr Pemberton's share holdings subsequent to his resignation are not required to be disclosed.

Note 30. Key management personnel disclosures (continued)

(d) Other transactions with Directors and other key management personnel

Directors of Billabong International Limited
During 2008 Burleigh Point Limited utilised property of Director P. Naude for use in certain advertising and promotional activities. There was no consideration paid by Burleigh Point Limited to P. Naude for use of the property.

The wife of P. Naude was a 33.3% shareholder of one retail store which was acquired by the Group on 1 November 2007 when the Group acquired multiple retail stores via the acquisition of 'Country Feeling Shops CC, Magnatubes CC, Mimosa Surf Shop CC, Woodlands Surf Shop CC, Stellenbosch Surf Shop CC, Garden Route Surf Shop CC and Stamford Hill Surf Shop CC'. The purchase was based on normal commercial terms and conditions.

The wife of P. Naude also owns the building in which the above one retail store is located. The rental agreement is based on normal commercial terms and conditions.

Key management personnel of the consolidated entity
Mr J. Schillereff was a Director of Element Skate Inc at the time Billabong acquired the assets comprising the "Element" skate operation. The transaction was effective from 1 July 2002 and as part of the consideration paid by Billabong for these assets Mr J. Schillereff was granted 423,053 options. Additionally, as part of the acquisition terms, Mr J. Schillereff was entitled to receive four further tranches of options, granted in August following the first, second, third and fourth anniversary of the transaction. The terms and conditions of each grant of options under the Element acquisition agreement to 30 June 2008 are as follows:

Grant date	Expiry date	Exercise price	Number of options granted	Value per option at grant date	Date exercisable
04 Jul 01	30 Jun 05	$5.35	423,053	$1.74	25% after 30 Jun 02; 50% after 30 Jun 03; 25% after 30 Jun 04
10 Aug 02	09 Aug 06	$7.70	8,847	$1.25	25% after 9 Aug 03; 50% after 9 Aug 04; 25% after 9 Aug 05
10 Aug 03	09 Aug 07	$6.32	8,836	$1.42	25% after 9 Aug 04; 50% after 9 Aug 05; 25% after 9 Aug 06
11 Aug 04	10 Aug 08	$7.99	6,453	$1.26	25% after 10 Aug 05; 50% after 10 Aug 06; 25% after 10 Aug 07
11 Aug 05	10 Aug 09	$13.69	3,516	$2.22	25% after 10 Aug 06; 50% after 10 Aug 07; 25% after 10 Aug 08

Note 31. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditors of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
(a) Audit services				
PricewaterhouseCoopers Australian firm				
Audit and review of financial reports	638	496	30	25
Related practices of PricewaterhouseCoopers Australian firm	638	555	---	---
Total remuneration for audit services	1,276	1,051	30	25
(b) Non-audit services				
Audit-related services				
PricewaterhouseCoopers Australian firm				
Due diligence services	68	---	---	---
General accounting advice	88	30	---	---
Related practices of PricewaterhouseCoopers Australian firm				
Due diligence services	726	505	---	---
General accounting advice	---	53	---	---
Total remuneration for audit-related services	882	588	---	---
Taxation services				
PricewaterhouseCoopers Australian firm				
International tax consulting together with separate tax advice on acquisitions	1,638	1,329	---	---
Related practices of PricewaterhouseCoopers Australian firm				
International tax consulting together with separate tax advice on acquisitions	46	38	---	---
Total remuneration for taxation services	1,684	1,367	---	---
Total remuneration for non-audit services	2,566	1,955	---	---

It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Group are important. These assignments are principally tax advice and due diligence reporting on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

Note 32. Contingencies

Details and estimates of maximum amounts of contingent liabilities as at 30 June 2008 are as follows:

Guarantees
Secured guarantees by the parent entity in respect of bank overdrafts and loans of controlled entities. These guarantees are secured by registered mortgages over the assets and undertakings of the consolidated entity.

Unsecured guarantees by the parent entity in respect of leases of controlled entities for $1.8 million (2007: $2.3 million).

Contingent Consideration
In the event that certain specific conditions are achieved additional consideration may be payable in cash in relation to the Xcel, Quiet Flight and South Africa licensee acquisitions. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

Trade Letters of Credit
The Group had $14.5 million letters of credit in favour of suppliers executed but undrawn as at 30 June 2008 (2007: $23.8 million). The letters of credit related to the purchase of inventory in the 2008-09 financial year and are part of the ordinary course of business.

No material losses are anticipated in respect of any of the above contingent liabilities.

Note 33. Commitments

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
(a) Lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	45,575	30,376	—	—
Later than one year but not later than five years	116,548	79,597	—	—
Later than five years	45,649	30,063	—	—
	207,772	140,036	—	—
Representing:				
Non-cancellable operating leases	207,095	138,994	—	—
Future finance charges on finance leases	677	1,042	—	—
	207,772	140,036	—	—

(i) Operating leases
The Group leases various offices and warehouses under non-cancellable operating leases. The leases have varying terms, escalating clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	45,276	29,980	—	—
Later than one year but not later than five years	116,170	78,952	—	—
Later than five years	45,649	30,062	—	—
	207,095	138,994	—	—

Note 33. Commitments (continued)

(ii) Finance leases

The Group leases various plant and equipment with a carrying amount of $8.0 million (2007: $9.1 million).

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Commitments in relation to finance leases are payable as follows:				
Within one year	2,032	2,471	—	—
Later than one year but not later than five years	4,619	6,951	—	—
Later than five years	64	85	—	—
Minimum lease payments	6,715	9,507	—	—
Future finance charges	(677)	(1,042)	—	—
Total lease liabilities recognised as a liability	6,038	8,465	—	—
Representing lease liabilities:				
Current (note 20)	1,731	2,058	—	—
Non-current (note 23)	4,307	6,407	—	—
	6,038	8,465	—	—

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
(b) Contests and Athletes				
Commitments in relation to sponsorship of athletes and contests are payable as follows:				
Within one year	13,462	13,036	—	—
Later than one year but not later than five years	16,290	13,450	—	—
Later than five years	—	—	—	—
	29,752	26,486	—	—

(c) Remuneration commitments

Employment contracts for key management personnel do not have a fixed end date and therefore have not been included in the above note.

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
(d) Capital commitments				
Commitments in relation to capital commitments are payable as follows:				
Within one year	8,038	—	—	—
Later than one year but not later than five years	—	—	—	—
Later than five years	—	—	—	—
	8,038	—	—	—

Note 34. Related party transactions

(a) Parent entities
The ultimate parent entity within the Group is Billabong International Limited.

(b) Subsidiaries
Interests in subsidiaries are set out in note 36.

(c) Key management personnel
Disclosures relating to key management personnel are set out in note 30.

(d) Transactions with related parties

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Dividend revenue				
Subsidiaries	---	---	40,876	51,046
Interest revenue				
Subsidiaries	---	---	23,271	16,551

(e) Outstanding balances
The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Current receivables (tax funding agreement)				
Wholly-owned tax consolidated entities	---	---	19,318	11,093
Current receivables				
Receivables from controlled entities	---	---	4,355	1,760
Non-current receivables				
Receivables from controlled entities	---	---	2,951	2,951

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

Note 34. Related party transactions (continued)

(f) Loans to/from related parties

	Consolidated		Parent entity	
	2008 **$'000**	2007 $'000	**2008** **$'000**	2007 $'000
Loans to subsidiaries				
Beginning of the year	—	—	189,617	144,100
Loans advanced	—	—	62,382	59,577
Loan repayments received	—	—	—	(14,060)
Interest charged	—	—	23,271	16,551
Interest received	—	—	(3,263)	(16,551)
End of year	—	—	272,007	189,617
Loans from subsidiaries				
Beginning of the year	—	—	32,737	4,454
Loans advanced	—	—	155,418	178,466
Loan repayments received	—	—	—	(150,183)
Interest charged	—	—	12,537	3,889
Interest received	—	—	—	(3,889)
End of year	—	—	200,692	32,737
Loans to other related parties				
Beginning of the year	5,607	5,232	—	—
Acquisition of minority interest	(5,607)	—	—	—
Interest charged	—	375	—	—
End of year	—	5,607	—	—

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

(g) Terms and conditions
Transactions relating to dividends were on the same terms and conditions that applied to other shareholders.

The terms and conditions of the tax funding agreement are set out in note 8(e).

All other transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties. The average interest rate on loans during the year was 8.0% (2007: 8.0%).

Outstanding balances are unsecured and are repayable in cash.

Note 35. Business combinations

Purchase consideration

	Consolidated		Parent entity	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Outflow of cash to acquire subsidiaries, net of cash acquired				
Cash consideration	---	---	391	1,349
Less: Cash balances acquired	---	---	---	---
Total outflow of cash to acquire subsidiaries, net of cash acquired	---	---	391	1,349
Outflow of cash to acquire businesses, net of cash acquired				
Cash consideration	92,591	22,613	---	---
Less: Cash balances acquired	(1,903)	(9)	---	---
Total outflow of cash to acquire businesses, net of cash acquired	90,688	22,604	---	---
Total outflow of cash to acquire subsidiaries and businesses, net of cash acquired	90,688	22,604	391	1,349

2008

(a) Summary of acquisitions

On 1 July 2007 GSM Trading (South Africa) Pty Ltd and GSM Manufacturing (South Africa) (Proprietary) Limited acquired the assets and certain liabilities of Billabong South Africa (Proprietary) Limited, Kustom and Palmers Surf (Proprietary) Limited, Country Feeling CC, Element Skateboards South Africa CC and Von Zipper South Africa CC.

On 1 September 2007 Xcel International, Inc and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Xcel Hawaii, Inc., KEM Hawaii Incorporated and MKD Wetsuits, Inc.

On 1 November 2007 GSM Trading (South Africa) Pty Ltd acquired the assets and certain liabilities of Country Feeling Shops CC, Magnatubes CC, Mimosa Surf Shop CC, Woodlands Surf Shop CC, Stellenbosch Surf Shop CC, Garden Route Surf Shop CC and Stamford Hill Surf Shop CC.

On 11 December 2007 GSM (Operations) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Tiger Lily Swimwear Pty Ltd.

On 15 May 2008 GSM (Operations) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Kirra Surf Pty Ltd, IP4K Pty Ltd, IP4L Pty Ltd and Local Knowledge (Aust) Pty Ltd.

On 1 June 2008 GSM Investments Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Grant Retail Corporation, BTS Retail, LLC, BHS Retail Associates, LLC, Quiet Flight Surf Shop, Inc, The Leasure Group, Inc., N.S.B. Quiet Flight, Inc., Amy Retail, LLC and A.C. Leasure, Inc.

The acquired businesses contributed revenues of $60.1 million and net profit after tax of $7.1 million to the Group for the period from acquisition to 30 June 2008.

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	90,606
Estimated cash payable	8,851
Estimated deferred payment	18,577
Direct costs paid and payable relating to the acquisitions	2,416
Total purchase consideration	120,450
Fair value of net identifiable assets acquired	28,133
Goodwill	92,317

Note 35. Business combinations (continued)

The goodwill is attributable to the high profitability of the acquired businesses and synergies expected to arise after the acquisition of the businesses.

(b) Assets and liabilities acquired

The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	1,903	1,903
Trade receivables	8,565	8,443
Inventory	13,079	12,721
Plant and Equipment	6,814	6,814
Prepayments	1,134	1,134
Deferred tax asset	—	24
Employee entitlements	(257)	(284)
Trade and other payables	(10,033)	(10,033)
Deferred tax liability	—	(326)
Identifiable intangible assets	—	7,737
Net identifiable assets acquired	21,205	28,133

In regards to the 'Billabong South Africa (Proprietary) Limited, Kustom and Palmers Surf (Proprietary) Limited, Country Feeling CC, Element Skateboards South Africa CC and Von Zipper South Africa CC', 'Xcel Hawaii, Inc., KEM Hawaii Incorporated and MKD Wetsuits, Inc' and 'Grant Retail Corporation, BTS Retail, LLC, BHS Retail Associates, LLC, Quiet Flight Surf Shop, Inc, The Leasure Group, Inc., N.S.B. Quiet Flight, Inc., Amy Retail, LLC and A.C. Leasure, Inc' acquisitions, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

The 'Tiger Lily Swimwear Pty Ltd' acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2007. The one significant adjustment to the provisional values disclosed in the interim financial report relates to the recognition of the intangible asset relating to the Tigerlily brand name which at acquisition date is considered to have a carrying value of $3.6 million.

If the acquisitions had occurred on 1 July 2007, consolidated revenue and consolidated net profit after tax for the year ended 30 June 2008 would have been $1,410.0 million and $179.7 million respectively.

Other

The non-current deferred payment payable of $76.1 million relates to the Nixon, Xcel and South Africa licensee acquisitions (2007: $14.8m relates to Nixon). Included in note 19 'other payables' is deferred payment payable of $10.4 million relating to Amazon and Quiet Flight (2007: nil).

Note 35. Business combinations (continued)

2007

(a) Summary of acquisition

On 1 November 2006 Amazon (New Zealand) Pty Ltd (previously Billabong New Zealand Pty Ltd) acquired the assets and certain liabilities of Amazon Group Limited. The acquired business contributed revenues of $19.4 million and net profit after tax of $1.9 million to the Group for the period from 1 November 2006 to 30 June 2007.

Details of the aggregated fair value of the assets and liabilities related to this acquisition are as follows:

	$'000
Purchase consideration:	
Cash paid	22,380
Direct costs relating to the acquisition	233
Total purchase consideration	22,613
Fair value of net identifiable assets acquired	14,899
Goodwill	7,714

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the business.

(b) Assets and liabilities acquired

The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash and cash equivalents	9	9
Inventory	9,874	9,874
Plant and equipment	3,951	3,951
Prepayments	80	80
Employee entitlements	(147)	(147)
Other liabilities	(68)	(68)
Identifiable intangible asset	---	1,200
Net identifiable assets acquired	13,699	14,899

The acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2006. The one adjustment to the provisional values disclosed in the interim financial report relates to the recognition of the intangible asset relating to the Amazon brand name which at acquisition date is considered to have a carrying value of NZD$1.38 million or AUD$1.2 million.

In regards to the Amazon Group Limited acquisition, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

If the acquisition had occurred on 1 July 2006, consolidated revenue and consolidated profit after tax for the year ended 30 June 2007 would have been $1,240.4 million and $167.8 million respectively.

Other

Other additions to goodwill during the year relate to a number of small acquisitions, including the Group's licensees in Singapore and Malaysia of $8.1 million.

An additional contingent consideration payment of $3.9 million was made in relation to the 'Honolua Surf Company' business combination which occurred on 1 December 2003.

Note 36. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following significant subsidiaries in accordance with the accounting policy described in note 1(b):

Name of entity		Country of Incorporation	Class of shares	Equity Holding **	
				2008 %	2007 %
Amazon (New Zealand) Pty Ltd	*	Australia	Ordinary	100	100
Beach Culture International Pty Ltd		Australia	Ordinary	100	60
Billabong Retail, Inc		USA	Ordinary	100	100
Burleigh Point Canada, Inc		Canada	Ordinary	100	100
Burleigh Point, Ltd		USA	Ordinary	100	100
Element Skateboards, Inc		USA	Ordinary	100	100
GSM (Central Sourcing) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Duranbah) Pty Ltd		Australia	Ordinary	100	100
GSM (Europe) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Japan) Limited		Japan	Ordinary	100	100
GSM (NZ Operations) Limited		New Zealand	Ordinary	100	100
GSM (Operations) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Trademarks) Pty Ltd	*	Australia	Ordinary	100	100
GSM Trading (South Africa) Pty Ltd	*	Australia	Ordinary	100	100 ^
GSM Brasil Ltda		Brazil	Ordinary	100	100
GSM England Retail Ltd		England	Ordinary	100	100
GSM Espana Operations Sociedad Limitada		Spain	Ordinary	100	100
GSM Investments Ltd		USA	Ordinary	100	100
GSM Rocket Australia Pty Ltd		Australia	Ordinary	100	100
GSM Trading (Singapore) Pty Ltd		Australia	Ordinary	100	100
Honolua Surf International Ltd		USA	Ordinary	100	100
Nixon Europe SARL		France	Ordinary	100	100
Nixon Inc		USA	Ordinary	100	100
Nixon Pacific Pty Ltd		Australia	Ordinary	100	100
Pineapple Trademarks Pty Ltd	*	Australia	Ordinary	100	100
Rocket Trademarks Pty Ltd	*	Australia	Ordinary	100	100
VeeZee, Inc		USA	Ordinary	100	100

* These subsidiaries have been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 issued by the Australian Securities and Investments Commission. For further information refer to note 37.

** The proportion of ownership interest is equal to the proportion of voting power held.

^ Incorporated on 13 June 2007, began trading on 1 July 2007.

Note 37. Deed of cross guarantee

Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd, Amazon (New Zealand) Pty Ltd and GSM Trading (South Africa) Pty Ltd are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission. GSM Trading (South Africa) Pty Ltd was added to the deed of cross guarantee on 4 June 2008.

(a) Consolidated income statement and a summary of movements in consolidated retained profits
The above companies represent a 'Closed Group' for the purposes of the Class Order.

Set out below is the condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2008 of the Closed Group consisting of Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd, Amazon (New Zealand) Pty Ltd and GSM Trading (South Africa) Pty Ltd.

Prior year figures set out below represent the condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2007 of the Closed Group at that time consisting of the entities Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd and Amazon (New Zealand) Pty Ltd.

	2008 $'000	2007 $'000
Income statement		
Revenue from continuing operations	707,348	580,674
Other income	789	140,772
Finance costs	(17,975)	(8,266)
Other expenses	(458,028)	(378,476)
Profit before income tax	232,134	334,704
Income tax expense	(56,596)	(41,730)
Profit for the year	175,538	292,974
Summary of movements in consolidated retained profits		
Retained profits at the beginning of the financial year	341,088	145,549
Profit for the year	175,538	292,974
Dividends paid	(112,014)	(97,435)
Retained profits at the end of the financial year	404,612	341,088

Note 37. Deed of cross guarantee (continued)

(b) Balance sheet

Set out below is a consolidated balance sheet as at 30 June 2008 and 30 June 2007 of the Closed Group consisting of the entities as named above at each point in time.

	2008 $'000	2007 $'000
ASSETS		
Current assets		
Cash and cash equivalents	62,053	59,100
Trade and other receivables	177,971	148,890
Inventories	102,745	73,287
Other	6,102	5,218
Total current assets	348,871	286,495
Non-current assets		
Receivables	26,356	25,020
Other financial assets	369,612	360,390
Property, plant and equipment	44,471	35,113
Intangible assets	168,265	122,924
Deferred tax assets	7,709	4,516
Other	11,856	7,416
Total non-current assets	628,269	555,379
Total assets	977,140	841,874
LIABILITIES		
Current liabilities		
Trade and other payables	102,041	68,428
Borrowings	1,773	2,221
Current tax liabilities	396	1,956
Provisions	7,958	6,173
Total current liabilities	112,168	78,778
Non-current liabilities		
Borrowings	136,964	94,399
Deferred tax liabilities	744	4,644
Provisions	2,015	1,933
Other	5,877	160
Total non-current liabilities	145,600	101,136
Total liabilities	257,768	179,914
Net assets	719,372	661,960
EQUITY		
Contributed equity	316,317	316,174
Reserves	(1,557)	4,698
Retained profits	404,612	341,088
Total equity	719,372	661,960

Note 38. Events occurring after the balance sheet date

On 2 July 2008, the Group announced the acquisition of Sector 9 Inc., a premium Southern California-based skateboard brand. The operating results and certain assets and liabilities of the business will be consolidated from 1 July 2008, therefore the financial effects of the transaction have not been brought to account at 30 June 2008.

As of 17 July 2008 a new $600 million Syndicated Revolving Multi-Currency Facility was entered into by the Group. This new facility is due for roll-over prior to 1 July 2010 and 1 July 2011. The facility is structured as an unsecured multi-currency facility with a two year and three year tranche of $300 million each. The facility replaces the Group's previous secured facilities (refer to note 23 for the Group's secured facilities as at 30 June 2008) and provides additional liquidity to the Group.

On 22 August 2008, the Group announced the acquisition of DaKine Hawaii, Inc, a leader in the premium accessories category within the surf, skate, snow and windsurf markets. The operating results and certain assets and liabilities of the business will be consolidated from the time all conditions required for contractual completion have been satisfied, therefore the financial effects of the transaction have not been brought to account at 30 June 2008. It is anticipated the acquisition will be completed by 1 October 2008, subject to the aforementioned conditions being satisfied.

The purchase price comprises initial consideration estimated at US$99.9 million, to be funded from existing borrowing facilities, and deferred consideration estimated at a minimum of US$33.3 million, subject to an audit of the normalised EBITDA for the year ending 31 December 2008. The deferred consideration, due in the second half of calendar year 2012, is subject to certain management retention conditions.

The Company's Directors have approved the introduction of a dividend reinvestment plan to be implemented ahead of the final dividend to be paid on 24 October 2008. The Company is providing this facility as an additional option available to shareholders and in response to requests from the Company's shareholders. Further details in relation to the dividend reinvestment plan will be communicated to shareholders shortly.

Other than those items mentioned above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Group, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Note 39. Reconciliation of profit for the year to net cash flow from operating activities

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Profit for the year	176,269	167,607	28,685	204,600
Depreciation and amortisation	27,215	21,778	---	---
Share-based payment amortisation expense	3,195	5,027	---	---
Net loss on sale of non-current assets	211	72	---	---
Gain on transfer of subsidiaries to consolidated entity	---	---	---	(140,708)
Net exchange differences	499	(2,350)	(15,888)	---
Change in operating assets and liabilities, excluding effects from business combinations;				
(Increase)/decrease in trade debtors	(47,354)	(66,681)	---	---
(Increase)/decrease in inventories	(33,130)	(16,960)	---	---
(Increase)/decrease in deferred tax assets	(3,188)	(15,885)	(4,468)	(292)
(Increase)/decrease in other operating assets	(40)	(4,062)	(2,517)	3,992
Increase/(decrease) in trade creditors and other operating liabilities	32,918	27,505	(270)	781
Increase/(decrease) in provision for income taxes payable	(6,707)	(22,769)	(2,283)	(9,110)
Increase/(decrease) in deferred tax liabilities	3,464	(7,009)	359	---
Increase/(decrease) in other provisions	(145)	4,936	---	---
Net cash inflow from operating activities	153,207	91,209	3,618	59,263

Note 40. Non-cash investing and financing activities

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Acquisition of plant and equipment by means of finance lease	18	297	---	---
	18	297	---	---

Note 41. Earnings per share

	Consolidated	
	2008	2007
	Cents	Cents
(a) Basic earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company	85.7	81.2
(b) Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company	85.1	80.7

(c) Reconciliations of earnings used in calculating earnings per share

	Consolidated	
	2008	2007
	$'000	$'000
Basic earnings per share		
Profit from continuing operations	176,269	167,607
Loss/(Profit) from continuing operations attributable to minority interests	111	(359)
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating basic earning per share	176,380	167,248
Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	176,380	167,248

(d) Weighted average number of shares used as the denominator

	Consolidated	
	2008	2007
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	205,753,609	205,859,969
Adjustments for calculation of diluted earnings per share:		
Performance shares and conditional rights	1,564,023	1,414,651
Options	3,048	11,122
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	207,320,680	207,285,742

(e) Information concerning the classification of securities

Rights

Rights granted to employees under the Billabong Executive Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The rights have been excluded in the determination of basic earnings per share. Details relating to the rights are set out in note 42.

Note 42. Share-based payments

(a) Billabong Executive Incentive Option Plan
The establishment of the Executive Incentive Option Plan was approved by special resolution in the Annual General Meeting of the Company held on 4 July 2000.

Staff eligible to participate in the plan are those of supervisor level and above (including Executive Directors).

Options are granted under the plan for no consideration. Options are granted for a four year period, and 33% of each new tranche becomes exerciseable after each of Year 2, 3 and 4 anniversaries of the date of grant. The employees' entitlements to the options are vested (i.e. they are not conditional on future employment) as soon as they become exercisable.

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the ten trading days immediately before the options are granted. Amounts receivable on the exercise of options are recognised as share capital.

Set out below are summaries of options granted under the plan.

Consolidated and parent entity – 2008

Grant date	Expiry date	Exercise price	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number	Exercisable at end of year Number
23 August 2002	23 August 2007	$8.10	15,334	---	---	(15,334)	---	---
			15,334	---	---	(15,334)	---	---
Weighted average exercise price			$8.10	---	---	---	---	---

Consolidated and parent entity – 2007

Grant date	Expiry date	Exercise price	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number	Exercisable at end of year Number
25 October 2001	25 October 2006	$7.42	18,418	---	(18,418)	---	---	---
28 February 2002	28 February 2007	$9.39	17,672	---	(17,672)	---	---	---
23 August 2002	23 August 2007	$8.10	239,510	---	(224,176)	---	15,334	15,334
			275,600	---	(260,266)	---	15,334	15,334
Weighted average exercise price			$8.14	---	$8.14	---	$8.10	$8.10

No options were forfeited during the periods covered by the above tables.

The weighted average share price at the date of exercise of options exercised regularly during the year ended 30 June 2008 was nil (2007: $15.69).

The weighted average remaining contractual life of share options outstanding at the end of the period was nil (2007: 0.15 years).

There are no options remaining to be exercised under the Billabong Executive Incentive Option Plan. The Board has no current intention to make any future grants under this Plan.

Note 42. Share-based payments (continued)

(b) Billabong Executive Performance Share Plan

The establishment of the Billabong Executive Performance Share Plan (EPSP) was approved by shareholders at the 2004 Annual General Meeting. The purpose of the EPSP is to provide executives with an equity based reward opportunity that vests based on the Group's 3 year Earnings per Share (EPS) performance.

Under the plan the Company awards the following equity based rights (collectively "rights"). The form of the rights is determined by the tax implications in the relevant jurisdiction.

Equity vehicle	Overview
Performance shares	An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. For Australian employees, once the shares have vested they remain in the trust until the earlier of the employee leaving the consolidated entity, the tenth anniversary of the date the performance shares were awarded or the Board approving an application for their release. For non-Australian employees, once their performance shares vest their shares are transferred to them (or sold on their behalf if they choose). However, if the performance shares do not vest, they are forfeited by the employee (for no consideration).
Conditional rights	An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. For French employees granted rights after 1 July 2005, shares associated with vested rights are automatically transferred to the employee. These shares cannot be disposed of before the end of a 24 month Restriction Period following the allocation date, except in the event of death. Until such time that the rights have vested the employee cannot use the rights to vote or receive dividends. For all other employees, from the time of the employee receiving notice of the rights having vested they have one month to exercise the rights and either sell the shares or transfer them into their name. If the rights are not exercised by the employee they will automatically exercise and the shares will be transferred to the employee. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends.

Award, vesting and exercises under the plan are made for no consideration.

Awards under the plan vest on the third anniversary of grant only if the EPS performance hurdles are satisfied in the relevant performance period. The performance periods are summarised in the table below:

Grant	Performance period
FY 2005	FY04 (base year EPS) to FY07
FY 2006	FY05 (base year EPS) to FY08
FY 2007	FY06 (base year EPS) to FY09
FY 2008	FY07 (base year EPS) to FY10
FY 2009	FY08 (base year EPS) to FY11

Note 42. Share-based payments (continued)

The following chart summarises the EPS performance hurdles for outstanding unvested grants and the grants made in financial years ended 30 June 2005 and 30 June 2006 (which vested following the close of the financial years ended 30 June 2007 and 30 June 2008 respectively).


EPSP performance hurdle summary
Stretch performance component (FY08 awards only)
120%
FY08
100%
100%
FY07
100%
FY06 and FY05
60%
75%
50%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
% of awards vesting
10.0%
12.5%
15.0%
17.5%
20.0%
Compound EPS growth per annum

At the end of the relevant performance period, in line with its charter, the Human Resources and Remuneration Committee consider the EPS performance of the Group on both a reported and constant currency basis and determines to what extent the awards should vest based on the above vesting conditions.

The Company provides contributions to the trustees to enable them to purchase shares on market to underpin the rights issued. The fair value of the rights awarded is recognised in the income statement over the period during which the rights vest.

Set out below is a summary of equity based rights (performance shares and conditional rights) awarded under the plan:

Type of right	Grant date	Performance determination date	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number
Consolidated and parent entity – 2008							
Performance Shares	1 November 2004	30 June 2010	1,258,651	614,962	(418,862)	(106,502)	1,348,249
Conditional Rights	1 November 2004	30 June 2010	220,881	98,241	(73,775)	—	245,347
			1,479,532	713,203	(492,637)	(106,502)	1,593,596
Consolidated and parent entity – 2007							
Performance Shares	1 November 2004	30 June 2009	828,880	453,641	—	(23,870)	1,258,651
Conditional Rights	1 November 2004	30 June 2009	143,610	77,271	—	—	220,881
			972,490	530,912	—	(23,870)	1,479,532

None of the rights awarded under the plan vested or became exercisable during the year.

The total equity based rights that expired during the year ended 30 June 2008 and have not yet been granted under a new award was 98,692 (2007: 23,870). These expired equity based rights are held pending in the Plan until further awards are made.

Note 42. Share-based payments (continued)

Fair value of rights granted
The assessed fair value at grant date of rights granted under the Billabong Executive Performance Share Plan during the year ended 30 June 2008 was $15.65 per right (2007: $14.76). The fair value at grant date is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted, the expected dividend yield and the expected price volatility of the underlying share.

(c) Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognised during the period as part of employee benefits expense were as follows:

	Consolidated		Parent entity	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Operating costs of the Billabong Executive Performance Share Plan	28	16	---	---
Share-based payment expense	3,195	5,027	---	---
	3,223	5,043	---	---

In the Directors' opinion:

(a) the financial statements and notes set out on pages 32 to 103 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2008 and of their performance, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 37 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 37.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast
22 August 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Independent auditor's report to the members of Billabong International Limited

Report on the financial report and the AASB 124 remuneration disclosures contained in the Directors' Report

We have audited the accompanying financial report of Billabong International Limited (the Company), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the Directors' Declaration for both Billabong International Limited and the Billabong Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the Directors' Report under the heading "remuneration report" on pages 9 to 21.

Directors' responsibility for the financial report and the AASB 124 remuneration disclosures contained in the Directors' Report
The Directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a), the Directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The Directors of the company are also responsible for the remuneration disclosures contained in the Directors' Report.

Auditor's responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the Directors' Report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the Directors' Report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the Directors' Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the Directors' Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the Directors' Report.

PRICEWATERHOUSECOOPERS

Independent auditor's report to the members of Billabong International Limited (continued)

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit

Our audit did not involve an analysis of the prudence of business decisions made by Directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence
In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion on the financial report
In our opinion:

(a) the financial report of Billabong International Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2008 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1(a).

Report on the Remuneration Report
We have audited the Remuneration Report included in pages 9 to 21 of the Directors' Report for the year ended 30 June 2008. The Directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion
In our opinion, the Remuneration Report of Billabong International Limited for the year ended 30 June 2008, complies with section 300A of the *Corporations Act 2001.*

PricewaterhouseCoopers

Robert Hubbard
Partner

Brisbane
22 August 2008

The shareholder information set out below was applicable as at 18 August 2008.

Distribution of Equity Securities
Analysis of numbers of equity security holders by size of holding:

	Ordinary shares		Unquoted options	
	Number of share holders	Number of shares	Number of option holders	Number of options
1 – 1,000	14,550	6,429,458	4	1,551
1,001 – 5,000	5,976	13,525,713	3	4,668
5,001 – 10,000	579	4,228,115	1	5,369
10,001 – 100,000	316	8,647,596	---	---
100,001 and over	61	174,606,681	---	---
	21,482	207,437,563	8	11,588

There were 501 holders of less than a marketable parcel of ordinary shares.

Equity Security Holders

Twenty largest quoted equity security holders
The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares	
Name	Number held	Percentage of issued shares
HSBC Custody Nominees (Australia) Limited	31,821,028	15.34%
J P Morgan Nominees Australia Limited	29,900,433	14.41%
Gordon Merchant No 2 Pty Ltd <The Merchant Family A/C>	29,011,450	13.99%
National Nominees Limited	20,027,003	9.65%
Jontex Pty Ltd	10,075,966	4.86%
RBC Dexia Investor Services Australia Nominees Pty Limited <Pipooled A/C>	9,297,573	4.48%
Citicorp Nominees Pty Limited	7,174,783	3.46%
ANZ Nominees Limited <Cash Income A/C>	5,559,458	2.68%
Australian Reward Investment Alliance	2,489,193	1.20%
Cogent Nominees Pty Limited	2,311,867	1.11%
GSM Pty Ltd	2,268,994	1.09%
ANZ Nominees Limited <SL Cash Income A/C>	2,192,453	1.06%
Mr Paul Naude	1,821,179	0.88%
Mr Michael McAuliffe & Ms Colette Paull	1,565,216	0.75%
RBC Dexia Investor Services Australia Nominees Pty Limited <PIIC A/C>	1,328,527	0.64%
Citicorp Nominees Pty Limited <CFSIL CWLTH AUST SHS 4 A/C>	1,035,479	0.50%
Cogent Nominees Pty Limited <SMP Accounts>	1,010,424	0.49%
Argo Investments Limited	998,908	0.48%
Billytoo Pty Ltd <Colette Paull Family Account>	950,651	0.46%
Merrill Lynch (Australia) Nominees Pty Limited	844,499	0.41%
	161,685,084	77.94%

Unquoted Equity Securities	Number on issue	Number of holders
Options issued pursuant to an agreement in connection with the acquisition of the American based Element Skateboards Inc. on 4 July 2001:		
Class – BBGAY	11,588	8

The options listed above are the only unquoted equity securities on issue.

The following people hold 20% or more of these securities:

Class – BBGAY	Paul Schmitt	5,369

Substantial Holders

As at 18 August 2008 the names of substantial holders in the Company who have notified the Company in accordance with Section 671B of the *Corporations Act 2001* are set out below:

Ordinary Shares	Number	Percentage
Gordon Stanley Merchant & Gordon Merchant No. 2 Pty Ltd	33,013,703	15.92%
The Capital Group Companies Inc.	20,196,817	9.74%
Perpetual Investments	19,757,968	9.52%
ING	11,067,785	5.34%
Concord Capital	10,698,157	5.16%

Voting Rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Options
No voting rights.

Stock Exchange Listing

The shares of the Company are listed under the symbol BBG on the Australian Stock Exchange Limited. The Company's home branch is Brisbane.

Shareholder Enquiries

Shareholders with queries about their shareholdings should contact the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
GPO Box 523
BRISBANE QLD 4001

Telephone Australia:	1 300 552 270
Telephone International:	(+61 3) 9415 4000
Fax:	(+61 7) 3237 2152
Email:	web.queries@computershare.com.au

Change of Address

Issuer sponsored shareholders should notify the share registry in writing immediately upon any change in their address quoting their Securityholder Reference Number (SRN). Changes in addresses for broker sponsored holders should be directed to the sponsoring brokers with the appropriate Holder Identification Number (HIN).

Dividends
Dividend payments may be paid directly to a nominated Australian financial institution. Payments are electronically credited on the dividend payment date and confirmed by payment advices mailed directly to the shareholder's registered address. A form for this purpose is available from Computershare Investor Services Pty Ltd. Billabong International Limited also pays dividends by local currency cheque to shareholders who maintain a registered address in the following jurisdictions:

Hong Kong - $HK, Japan - Yen, Europe - Euro, United States - $US

If a shareholder has not provided direct credit instructions to have their dividend paid direct to an Australian financial institution or they do not have their shareholding registered in one of the above four countries, then by default they will receive an Australian dividend cheque.

Annual Report
Due to recent legislation changes the Company has elected to distribute Annual Reports by making them available on the website. Hard copies of the Annual Reports will only be sent to shareholders requesting one.

Tax File Numbers (TFN)
Billabong International Limited is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to the Company. If you wish to provide your TFN, please contact the Share Registry.

Consolidation of Multiple Shareholdings
If you have multiple shareholding accounts that you wish to consolidate into a single account, please advise the Share Registry in writing. If your holdings are broker sponsored, please contact the sponsoring broker directly.

Become an Online Shareholder
Billabong International Limited offers shareholders an electronic service that enables them to be kept up-to-date with significant Company announcements as they happen. By subscribing for this service, shareholders can also elect not to receive a printed annual report and to view the annual report on line in the future.

To register, shareholders should visit the share registry at www.computershare.com/easyupdate/bbg and enter your personal securityholder information (eg Holder Identification Number (HIN) or Securityholder Reference Number (SRN)) and postcode, then click on 'Submit'.

After the shareholder has entered their email address and selected which publications they wish to receive via email, an email will be sent to the shareholder for confirmation purposes. When received, the shareholder should simply click 'Reply' to confirm their details, then 'Send'.

Shareholders can also visit the Company's website at www.billabongbiz.com, where they can view:

- Annual and half-year reports
- Stock Exchange announcements
- Billabong's share price information
- General shareholder information

07-08 FULL YEAR RESULTS PRESENTATION



BILLABONG INTERNATIONAL LIMITED ABN 17 084 923 946

Presentation by Derek O'Neill
Billabong International's Chief Executive Officer

Billabong International Limited demonstrated its ability to deliver consistent global growth in the financial year to 30 June 2008. Net profit after tax was 12.6% higher in constant currency terms (5.5% in reported terms) to $176.4 million. Excluding one-off tax benefits of $7.8 million from the prior year, NPAT lifted 18.5% in constant currency terms. The result was achieved on a stronger performance in the second half, in which NPAT grew 21.8% in constant currency terms. Earnings per share for the full year lifted 5.5% to 85.7 cents per share. Group sales revenue lifted 17.6% in constant currency terms (10.2% in reported terms) to $1.35 billion, EBITDA grew 19.9% in constant currency terms (12.7% in reported terms) to $292.0 million and EBITDA margins lifted from 21.2% to 21.7%.

Directors declared a fully franked final ordinary dividend of 28.5 cents a share. This takes the full year dividend to 55.5 cents, an increase of approximately 10% on the prior year. As flagged at the half year result in February 2008, the continued expansion of the Group's international business, combined with likely increased dividends in the future, will result in future dividends being partially unfranked.

Sales revenues in the Americas grew 18.6% in constant currency terms in the second half, taking the region's full year growth to 16.1%. Improved EBITDA margins in the second half of 19.2% lifted the full year margin to 18.1% from 16.7% in the first half. In Europe, second half sales revenues lifted 20.8% in constant currency terms, taking full year sales revenue growth to 20.3%. EBITDA margins also grew strongly in Europe, lifting to 21.6% from 19.0% in the prior year. In Australasia, second half sales revenues lifted 19.8% in constant currency terms, taking full year sales revenue growth to 18.1%. EBITDA margins in Australasia lifted to 26.7% from 26.4% in the prior year. The stronger Australasian result followed the inclusion of the first full year of results from the previously-licensed South African business.

The continued strength of the Australian dollar against the US dollar adversely impacted reported results, with the Americas reported full year sales revenue growth trimmed to 2.6% (16.1% in constant currency terms) and EBITDA growth reduced to just 0.1% (16.0% in constant currency terms). To further illustrate the impact on the Group, the movement of the Australian dollar from approximately US90.0 cents at the time of the Company's half year results announcement in February 2008 to an average of US92.4 cents for the second half, stripped 0.9% from the Group's reported NPAT growth.

The Company acquired two new brands through the year, with the Hawaii-based Xcel wetsuits added in September 2007 and Australian girls brand Tigerlily added in December 2007. Both brands performed to expectation, with Xcel making a positive earnings per share contribution and Tigerlily on track to deliver an EPS positive result in its first full year in the Group. The 13-door Quiet Flight retail chain in the US was also acquired just prior to the close of the reporting period in June 2008 and gives the Group a retail presence in the strongly performing east coast retail market, as well as adding significant expertise to the Group's retail division. Since the close of the financial year, the Company has also acquired the US-based Sector 9 skateboard brand and, as announced today, the Company has entered into an agreement to acquire the US-based DaKine premium boardsport accessories brand. Both Sector 9 and DaKine have strong international growth prospects and are expected to be EPS positive in the 2008-09 financial year. These transactions largely complete the Group's specifically-targeted, well-balanced boardsports brand portfolio. The primary focus will now shift to the integration and synergistic development of the newly-acquired brands and the continued organic growth of the existing brands.

Overall, the Company performed well in all major markets and achieved higher margins and improved market share, particularly in the second half in the US and Europe. The continued internationalisation of the business, while exposing the Group to fluctuating economic conditions and exchange rate challenges, also insulates the Company from any significant deterioration in any single market. Similarly, the expansion of the Group's brand portfolio and international retail presence reduces the future reliance on any single category or customer. This strategy has been developed over a sustained period and has helped the Group retain its place as one of the world's strongest performing apparel companies.

Americas

Sales revenues in the Americas lifted 16.1% in constant currency terms to $US557.1 million, from $US479.7 million in the prior year. The result was boosted by sales revenue growth of 18.6% in constant currency terms in the second half. EBITDA growth of 23.0% in constant currency terms in the second half pushed full year growth to 16.0%, or $US100.8 million, while improved second-half EBITDA margins took full year margins to 18.1% (from 18.5% in the prior year). In reported Australian dollar terms, sales revenue in the Americas grew 2.6% to $620.5 million (from $604.6 million) and EBITDA was 0.1% higher at $112.0 million (from $111.9 million). The Group's reported results were again impacted by the strong appreciation of the Australian dollar against the US dollar.

The Group's brands continued to perform well in each of the United States, Canada, Brazil, Peru and Chile. In constant currency terms, sales revenues lifted 14.9% in North America and 29.4% in South America. In the US, the strongest regions included both the east and west coasts, while Hawaii remained more challenging.

At a brand level, Billabong achieved double-digit revenue growth in the Americas, with strong categories for men including boardshorts and t-shirts infused with bright colours. Dresses, swim, walkshorts and denim were good categories for girls. Element achieved good growth in the specialty retail channel, particularly with its girls range, while overall sales to its largest mall-based customer were down slightly. Nixon achieved strong revenue growth, with sales of larger-faced watches a particular highlight. The just-announced addition of DaKine will be a powerful addition to the Company's portfolio given the brand's strength in the US market.

The Group's specialty retail accounts outperformed mall-based retailers in the US. There was evidence of some retailers adopting a more cautious approach in the second half in response to subdued economic sentiment. However, continued demand for the Group's products has led to double-digit growth in forward orders in the US in the early part of the 2008-09 financial year.

The Group's own retail presence in the Americas grew from 59 stores to 86 stores, with 13 of those stores added just prior to the close of the financial year through the acquisition of the Quiet Flight retail business. The acquisition included the strongly performing and high profile Billabong and Element branded stores in New York's Times Square and Herald Square. Those stores were previously operated under licence by Quiet Flight.

Europe

The Group continued its strong historic growth profile in Europe. Sales revenues increased 20.3% in constant currency terms to €191.0 million (from €158.8 million in the prior year), following second half growth of 20.8%. EBITDA increased 36.7% to €41.2 million (from €$30.2 million in the prior year) in constant currency terms enhanced by 42.0% growth in the second half. EBITDA margins lifted to 21.6%, from 19.0% in the prior year, partially assisted by the rising Euro against the United States dollar. In reported terms, sales revenues in Europe lifted 18.8% to $314.4 million (from $264.7 million) and EBITDA was 35.2% higher at $68.0 million (from $50.3 million).

There was good growth across a range of territories, including France, Italy and Germany, while there was a decline in the Group's wholesale business in the United Kingdom given difficult trading conditions.

Strong growth was recorded in most categories, with highlights including boardshorts, t-shirts, denim and technical snow apparel. The girls business experienced slightly higher growth than mens and retains significant growth opportunities. The Element brand was particularly strong in both mens and girls across all markets in Europe. The evolving markets of eastern Europe again showed strong growth and the Company continued to invest in the region to maximise future opportunities.

Europe, a region with a significantly under-developed boardsports retail channel, remained an area of particular appeal in relation to the Group's own retail presence. Company-owned store numbers lifted from 34 to 53 during the year, with new doors opening in areas including the UK and Spain.

Europe performed consistently through to the close of the period and continued to show mid-teen growth in its early forward order book for the 2008-09 financial year.

Australasia

The conversion of the Group's South African business from a licensed to Company-owned operation was the primary contributor to an 18.1% lift in sales revenues to $412.7 million (from $349.3 million in the prior year) in constant currency terms. EBITDA was up 17.5% in constant currency terms to $110.1 million (from $93.6 million in the prior year), with EBITDA margins lifting to 26.7% (from 26.4% in the prior year). In reported terms, sales revenues lifted 16.7% to $412.7 million (from $353.6 million) and EBITDA was up 18.1% to $110.1 million (from $93.2 million).

All territories within the region experienced sales growth, with areas outside of Australia now contributing more than one third of the Group's Australasian sales. Sales revenues in Australia increased on improved margins. Victoria was the best performing state, while sales from south east Queensland were impacted by the closure of a key customer. New Zealand grew strongly with the first full year inclusion of sales from the Amazon retail chain, Japan experienced high-teen growth and there was good growth in the emerging Asian territories.

Within Australia, the Billabong brand performed well with girls slightly stronger than mens. Strong colours and all-over prints that were predominant in summer also carried through into winter ranges. Shorter-leg boardshorts and slim-fit jeans were also strong products for men, while dresses and denim performed well in girls. Nixon made considerable ground in the watch category, Tigerlily performed to expectation ahead of the launch of an accessories range later this year, Von Zipper continued to make strong gains and Kustom achieved growth in its open-toe footwear.

The Company-owned retail presence in Australasia grew to 103 stores from 66 stores previously, with the growth primarily in the emerging Asian region and South Africa. The greatest concentration of Group stores in the region was in Japan, which had 28 doors, and New Zealand, with 27 doors. The Group's own-store network in Australia added just one door in the period.

Australian retailers remained cautious at the start of the 2008-09 financial year following difficult trading in May and June, but demand for the Group's brands has led to higher repeat business in July and August. Given the general economic environment, the Group has applied a more conservative approach to account management. Combined with the more difficult economic climates in New Zealand and South Africa, the Australasian region is expected to show modest growth in the 2008-09 financial year.

Marketing

Billabong

The flagship Billabong brand continued to be represented by a large team of athletes and events around the world, underpinning its authenticity within the global boardsports community. The brand maintained its sponsorship of 4 of the 11 Association of Surfing Professionals World Championship Tour (WCT) events for men and 2 of the 8 events on the girls WCT. Billabong-sponsored athletes finished in 3 of the top 6 places on the 2007 men's WCT and 2 of the top 8 on the girl's WCT. Former world champion Mark Occhilupo retired from the WCT but retained his long-term association with Billabong. Brand highlights for the year included the signing of junior surfer Tamaroa McComb, who went on to win a world junior title in France; the signing of big wave surfing pioneer Greg Long and US National School Surfing Association champion Granger Larsen; the launch of a junior surfing series in Indonesia; snowboarder Wolle Nyvelt winning a rider of the year title; the hosting of the Billabong Air&Style snowboarding event in Innsbruck, Austria; the re-signing of world snowboarding champion Jamie Anderson; the ongoing hosting of the Billabong Girls Get Out There surfing series; the launch of the SurfAid International Schools Program supported by Billabong; the launch of a range of boardshorts made from recycled plastic bottles; and the winning of a series of product and environmental awards around the world including the Surf Industry Manufacturer's Association (SIMA) Women's Apparel Brand of the Year for Billabong Girls and Environment Product of the Year for Billabong's Sonic Recycler boardshorts.

Element

Element remained a leading skateboard-inspired brand, with global sales revenues and EBITDA margins both rising in the 2007-08 financial year. The brand experienced a stronger second half in it largest market of North America and achieved double-digit sales growth in Europe and Australasia. Element retained a strong media profile in the US, with athletes Bam Margera and Mike Vallely continuing to host high-rating television programs. The Element Advocate program, which profiles individuals making a positive impact on the world, expanded globally with good success. Element also launched a series of lighter and stronger high-performance skateboard decks utilising advanced new technology and re-launched its popular websites to provide enhanced interaction with its core market.

Von Zipper

Von Zipper continued to evolve as a leading eyewear brand that infuses elements of music, art and fashion to reflect the style, attitude and individuality of the boardsports and general action sports sectors. At a global level, the brand experienced double-digit sales growth at improved margins. Product innovation remained a driver of the brand, with highlights including the introduction of the premium Feenom snow goggle range, men's retro surf trunks and a selection of artist-designed t-shirts. Von Zipper continued to receive widespread exposure, with its women's swimwear featuring on several magazine covers, its sunglasses remaining the eyewear of choice for a host of celebrities, the flagship VZ-Air Tahiti surfing trials at Teahupoo gaining international exposure after being held in 12-15-foot surf and sponsored athletes and entertainers representing the brand in their chosen fields.

Kustom

Surf footwear brand Kustom continued to build its presence in international markets, with new business established in regions including Indonesia and marketing initiatives being upgraded from regional activities to global events. Within existing markets, including the US and Australia, Kustom's open-toe business experienced healthy sales increases.

Nixon

Nixon maintained its strong growth profile with a double-digit lift in sales to cement its place as the leader in the premium watch category within the boardsports channel. At a marketing level, Nixon signed iconic skateboarder Andrew Reynolds; singer Tristan Prettyman's single Hello had a strong debut on the US Billboard music charts; skateboarder Ryan Sheckler's Life of Ryan TV program was invited back for a third season on MTV; skateboarder Tony Hawk was named the favourite male athlete at the Nickelodeon Kids Choice Awards; and motorsport personality Travis Pastrana was crowned Rally America Champion for 2007 and winner of the X-Dance Best Action Sports Film for 2008 for his film 199 Lives. At a product level, Nixon's 5130 watch won the Surf Industry Manufacturers Association (SIMA) Best Accessory Product award and a National Geographic Adventure magazine Best of Gear award.

Honolua

Honolua continued to build its visibility in the US and Australian surf channels and achieved strong sales in its home market of Hawaii. At a product level, Honolua maintained its development of environmentally-aware apparel utilising recycled plastic bottles and organic cottons. Honolua's heritage as a waterman-inspired brand was also supported by events such as ocean paddle races and surfing events respecting the history of the sport, as well as sponsored athletes participating in big-wave surf sessions and open-ocean paddling.

Palmers

Palmers is a surf hardware brand specialising in the manufacture of surfboard wax and surfing accessories, including deck grip and legropes. The brand, which falls within the Group's Network Surf accessories division, remained a leader in the surf hardware category, particularly in its home market of Australia.

Xcel

The Hawaii-based Xcel wetsuit brand was acquired in September 2007. It has been progressively integrated into the Group, resulting in the opening of more than 50 new accounts in Australia, the establishment of Xcel in South Africa and the completion of preliminary work in preparation for the Company's launch of the brand in Europe in the 2008-09 financial year. Xcel's position as a category leader was acknowledged through the year with its second consecutive Surf Industry Manufacturers Association (SIMA) award for Wetsuit of the Year.

Tigerlily

Tigerlily was acquired in December 2007 and the business has been successfully integrated into the Group following the appointment of a general manager. The Tigerlily flagship retail store in Sydney achieved record winter sales and completed development of its summer 2008 collection. Work was also close to complete on the development of a Tigerlily range of accessories, which will be launched in November 2008.

Sector 9

The Group completed the acquisition of the US-based Sector 9 skateboard brand immediately after the close of the 2007-08 financial year. Sector 9 specialises in skate longboards and is the defining brand in the category. The brand generates the bulk of its sales in the US and has fast-growing sales in a range of international territories including Australia and France. It is expected to contribute approximately 2% to Group revenue in the 2008-09 financial year.

Retail

The Group's retail presence lifted to 242 company-owned doors from 193 at the end of the 2007-08 first half and contributed approximately 18% of Group sales revenues, being in line with the contribution at the end of the 2007-08 first half. The growth in store numbers, which was boosted by acquisitions, provides further opportunity for the Company's brands to be presented to consumers in areas where they are under-represented at a retail level. The Group has achieved good synergies through the central sourcing of store fitouts, thus lowering overall capital expenditure requirements. The Group's own portfolio of brands is increasingly providing a compelling retail offer and the Company continues to review further international retail opportunities as they arise.

Corporate Responsibility

The Company maintained its commitment to the application of Social Accountability International's SA8000 compliance standard among external factory contractors. SA8000 is a certification standard based on the primary international workplace rights contained within the International Labour Organisation conventions, the Universal Declaration of Human Rights and the UN Convention on the Rights of the Child. In the 2007-08 financial year, factories in the Company's supply chain were subjected to a total of 295 full SA8000 audits and a further 443 corrective action plan audits. The Company also joined the Continuous Improvement in Central American Workplaces (CIMCAW), a public-private alliance designed to encourage improved working conditions in emerging Central American economies.

Billabong International continued its support of various environmental initiatives, including the voluntary measurement and independent review of its global carbon footprint. Our statement, which is currently being independently reviewed, shows that the Company remains well under the Australian Government thresholds for mandatory carbon reporting. However, Billabong International continues to voluntarily disclose its footprint and implement initiatives to reduce its environmental impact.

Outlook

The 2007-08 financial year was indeed challenging, but the Group demonstrated the strength and reliability of its multi-country, multi-branded business model in delivering very strong underlying growth. Of note, the emergence of regions such as Japan, Canada, Brazil, South Africa and various individual European countries has reached the point where each has the capacity to individually impact Group results. Such has been the growing contribution from the Group's international businesses that the Group's Australian business, while itself still growing, contributed less than 20% of global sales revenues for the first time ever, while the US contribution has moved down closer to 35%. This diversification through emerging regions is a trend that is expected to continue.

Billabong International, through compelling brand and retail offerings in the global boardsports channel, aims to deliver consistent, double-digit earnings growth over the mid to long term. The Company has consistently demonstrated its ability to execute this vision.

The rate of growth in individual years is becoming increasingly difficult to forecast given major fluctuations in exchange rates and volatility in the strength of regional economies. However, based on the Group's forward order book Billabong International remains on track to deliver solid growth in the 2008-09 financial year. Indent orders are up in the low double digits in North America, the mid-teens in Europe and low single digits in Australasia. How this level of growth ultimately translates into reported Australian dollar earnings is subject to multiple currency assumptions and the absence of a significant deterioration in the global boardsports retail environment. Based on existing market conditions and assuming current exchange rates, in particular an AUD/USD exchange rate of approximately US88 cents and an AUD/Euro exchange rate of approximately €59 cents, the Group expects to deliver full year EPS growth in the range of 8% to 12% in the 2008-09 financial year.

Presentation by Craig White
Billabong International's Chief Financial Officer

The following commentary should be read in conjunction with the attached tables.

Table 1: Consolidated Results

- In constant currency terms, net profit after tax (NPAT) of $176.4 million represents an increase of 12.6% over the prior year. As reported NPAT represents an increase of 5.5% over the prior year reflecting the impact of a strong appreciation in the AUD against the USD in particular, with an average full year rate of 89.6 cents compared to the prior full year average rate of 78.4 cents, and to a lesser extent an appreciation in the AUD against the Euro.

  In constant currency terms and ignoring certain one-off tax benefits amounting to $7.8 million in the prior year, underlying NPAT growth was 18.5% over the prior year.

  The components of this Group result include:

  - Sales revenue of $1,347.6 million, excluding third party royalties, represented a 17.6% increase over the prior year in constant currency terms. As reported sales revenue growth was 10.2%.

  - Consolidated gross margin at 54.9% is higher than the prior year's 53.3%. Gross margin improvement was primarily attributable to the stronger AUD and Euro against the USD.

  - EBITDA of $292.0 million represents a 19.9% increase over the prior year in constant currency terms. As reported EBITDA growth was 12.7%.

  - EBITDA margin of 21.7% remains strong and is 0.5% higher than that for the prior year of 21.2%. This is principally due to segment mix with strong EBITDA growth and improving margins in Europe, and to a lesser degree Australasia, offset by slightly lower margins in the Americas.

  - Return on average equity was 22.7% in line with that of the prior year.

  - Earnings per share was 85.7 cents, an increase of 5.5% on the prior year, consistent with as reported NPAT growth.

Table 2: Depreciation, Amortisation, Interest Expense and Taxation

- Depreciation and amortisation expense increased by 25.0% to $27.2 million principally due to both acquisitions, including Billabong International's licensee in South Africa, Xcel Wetsuits and Tigerlily, combined with retail store expansion, particularly in Europe.

- Net interest expense increased 23.8% to $19.2 million principally driven by the capital expenditure requirements for acquisitions and organic retail store expansion, together with increased working capital requirements to support both organic growth as well as acquired businesses.

- The income tax expense for the year ended 30 June 2008 is $69.3 million (2007 - $54.2 million), an effective rate of tax of 28.2% (2007 - 24.4%).

  The following one-off items had a significant impact in determining the prior year's income tax expense for the Group:

  (a) Intra-group royalties – as part of a comprehensive review the Group has made a number of changes to its intra-group royalties. In relation to royalties received from the USA a bilateral Advanced Pricing Agreement (APA) has been entered into with both the Australian Tax Office (ATO) and the United States Internal Revenue Service (US IRS) covering the period 1 July 2005 to 30 June 2010. A similar process is underway with the French Taxation Authority (FTA) in France. The total tax benefit that was recognised in the financial year ended 30 June 2007 was $10.8 million. Of the total tax benefit, $7.5 million related to the 30 June 2007 financial year ($4.8 million in respect of North America; $2.7 million in respect of Europe) and $3.3 million (all in respect of North America) related to the 30 June 2006 financial year.

  (b) Timing of recognition of royalty income – a revision of the Group's method for recognising royalty income earned for income tax purposes from a cash to accruals basis resulted in a non-recurring benefit of $4.5 million in the 30 June 2007 financial year. This benefit has been fully recognised in the 30 June 2007 financial year.

  Excluding these one-off taxation benefits received in 2007, the Group's effective tax rate for the prior year period would have been 28.0%.

Table 3: Balance Sheet

- Working capital (including factored receivables) at $339.7 million increased 19.7% compared to sales revenue growth of 17.6% in constant currency terms, principally reflecting the impact of the acquisitions made by the Group.

- The doubtful debts provision at $16.0 million remains conservative and is sufficient to meet the Group's requirements.

- Net debt levels of $354.8 million have increased 39.6% from the prior year reflecting the above mentioned working capital and capital expenditure investments made by the Group. Consequently the gearing ratio of 30.9% is higher than at 30 June 2007 (25.1%) but remains conservative.

- Interest cover remains strong at 11.1 times.

- On 17 July 2008 the Group successfully finalised and closed a new $600 million syndicated bank facility. The facility is structured as an unsecured multi-currency facility with a two year and three year tranche of $300 million each, which is due for roll-over prior to 1 July 2010 and 1 July 2011 respectively.

  In addition, on 21 July 2008 the Group also rolled over a previously secured $100 million multi-currency overdraft facility to an unsecured basis, also on a 2 year tenure which is due for roll-over prior to 17 July 2010.

  The two facilities totalling $700 million replaced the Group's previous secured facilities and provide additional liquidity to the Group.

- The Directors have also approved the introduction of a dividend reinvestment plan (DRP) to be implemented ahead of the final dividend to be paid on 24 October 2008. The Group is providing this facility as an additional option available to shareholders and in response to requests from Billabong International's shareholders. Further details in regards to the DRP will be communicated to shareholders shortly.

  For the final dividend to be paid on 24 October 2008, the DRP will be satisfied through the issue of new shares at up to a discount of 2.5% to the arithmetic average of Billabong International's volume weighted average share price for the 10 trading days commencing on (and including) 30 September 2008, being the second trading day after the dividend record date of 26 September 2008. The DRP will be 50% underwritten. Assuming that the total participation rate is no greater than 50%, the DRP is expected to reduce EPS growth for the year ending 30 June 2009 by approximately 1%. However, on this same assumption, it will provide the Group with an additional $29.6 million of additional funding liquidity.

  The terms of the DRP may be varied for future dividends beyond the final dividend for the year ended 30 June 2008.

Table 4: Cash Flow Statement

- Cash flow from operations increased 68.0% to $153.2 million driven by both higher net cash receipts and the timing of income tax payments (principally in the USA) in the prior year. Net cash receipts of $231.6 million are 17.2% higher than the prior year.

- Capital expenditure of $146.9 million was in accordance with expectations and includes the acquisition of Billabong International's licensee in South Africa, Xcel Wetsuits, Tigerlily, Kirra Surf and Quiet Flight, together with general investment in owned retail globally.

The following tables should be read in conjunction with the presentation by Billabong International's Chief Executive Officer and presentation by Billabong International's Chief Financial Officer as set out in the Full Year Results Summary.

CONSOLIDATED RESULTS

Table: 1
Consolidated Results

	2008 $m	2007 $m	2008 Change %
Results in Constant Currency			
• Sales Revenue*[1]	1,347.6	1,145.5	17.6
• EBITDA*	292.0	243.5	19.9

* 2007 results have been adjusted assuming local currencies were translated at the same rates as for 2008

[1] Excluding third party royalties.

	2008 $m	2007 $m	2008 Change %
Results as Reported			
• Sales Revenue	1,347.6	1,222.9	10.2
• EBITDA	292.0	259.1	12.7
• EBITDA Margin	21.7%	21.2%	
• NPAT	176.4	167.2	5.5
• Return on Equity	22.7%	22.7%	0.0
• Earnings per Share	85.7c	81.2c	5.5

1

BILLABONG.

Table 2:
Depreciation, Amortisation, Interest Expense and Taxation

	2008 $m	2007 $m	2008 Change %
Depreciation	27.1	21.4	26.6
Amortisation	0.1	0.4	(75.0)
Net Interest Expense	19.2	15.5	23.8
Tax Expense	69.3	54.2	27.8

2

Table 3:
Balance Sheet

	2008 $m	2007 $m	2008 Change %
Working Capital (constant currency)			
Receivables (inc factored receivables)	302.7	261.9	
Inventory	209.7	165.1	
Creditors	(172.7)	(143.3)	
	339.7	283.7	19.7
Gearing Levels			
Borrowings (net)	354.8	254.1	39.6
Gearing Ratio (net debt : net debt plus equity)	30.9%	25.1%	
Interest Cover	11.1 times	12.5 times	

3

BILLABONG.

Table 4:
Cash Flow Statement

	2008 $m	2007 $m	2008 Change %
Net Cash Inflow from Operating Activities	153.2	91.2	68.0
Payment for Purchase of Subsidiaries, net of cash acquired	(90.7)	(22.6)	
Net Payments for Plant and Equipment	(53.0)	(38.8)	
Payments for Intangibles	(3.2)	(12.1)	
Net Cash Outflow from Investing Activities	(146.9)	(73.5)	
Proceeds from Issues of Shares	0.1	2.6	
Payments for Treasury Shares held in ESP Trusts	(10.8)	(7.7)	
Net Proceeds from Borrowings	141.3	136.8	
Dividends Paid	(112.0)	(97.4)	
Net Cash Inflow from Financing Activities	18.6	34.3	
Net Movement in Cash Held	24.9	52.0	

4

BILLABONG.

SEGMENT RESULTS

Americas Segment

	2008 $m	2007 $m	2008 Change %
Results in USD			
• Sales Revenue	557.1	479.7	16.1
• EBITDA	100.8	86.7	16.0
Results as Reported (in AUD)			
• Sales Revenue	620.5	604.6	2.6
• EBITDA	112.0	111.9	0.1
• EBITDA Margin	18.1%	18.5%	

5

European Segment

	2008 $m	2007 $m	2008 Change %
Results in Euro			
• Sales Revenue	191.0	158.8	20.3
• EBITDA	41.2	30.2	36.7
Results as Reported (in AUD)			
• Sales Revenue	314.4	264.7	18.8
• EBITDA	68.0	50.3	35.2
• EBITDA Margin	21.6%	19.0%	

6

BILLABONG.

Australasian Segment

	2008 $m	2007 $m	2008 Change %
Results in AUD (constant currency)			
• Sales Revenue	412.7	349.3	18.1
• EBITDA	110.1	93.6	17.5
Results as Reported (in AUD)			
• Sales Revenue	412.7	353.6	16.7
• EBITDA	110.1	93.2	18.1
• EBITDA Margin	26.7%	26.4%	

7

Note:

Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of head office corporate overhead costs (including international advertising and promotion costs). Consistent with the year ended 30 June 2007 corporate overhead costs have been allocated to each segment based on each segment's sales as a proportion of Group sales.

2007/08 FX Impacts

- The current policy of hedging purchases, but not profit translation, remains unchanged.
- The short term impact of currency movements on the 2007/08 full year result (profit translation) was as follows:

1 cent increase in the average annual rate for the AUD against the

USD = decrease NPAT by 0.60%
EURO = decrease NPAT by 0.56%

8

END